News Corporation

Annual Report 2005





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of the world are on us



DIRECTV
rethink tv



Direct Broadcast Satellite Television

Europe

SKY Italia
- Sky Sport
- Calcio Sky
- Sky Cinema
- Sky TG 24

British Sky Broadcasting 37%
- Sky News
- Sky Sports
- Sky Travel
- Sky One
- Sky Movies

United States

The DIRECTV Group 34%

Latin America

Sky Latin America DBS Platforms
- Mexico – Innova 30%
- Brazil – Sky Brasil 50% (b)

Asia

Space TV (India DBS) 20%
Phoenix Satellite Television 38%
Hathway Cable and Datacom 26%
China Network Systems
- (17 affiliated cable systems) various

Newspapers

United States

New York Post

United Kingdom

The Times
The Sunday Times
The Sun
News of the World
TSL Education

Australia

More than 110 national, metropolitan, suburban, regional and Sunday titles, including the following:
- The Australian
- The Weekend Australian
- The Daily Telegraph
- The Sunday Telegraph
- Herald Sun
- Sunday Herald Sun
- The Courier-Mail
- Sunday Mail (Brisbane)
- The Advertiser
- Sunday Mail (Adelaide)
- The Mercury
- Sunday Tasmanian
- The Sunday Times
- Northern Territory News
- Sunday Territorian

Fiji

The Fiji Times
Sunday Times
Nai Lalakai
Shanti Dut

Papua New Guinea

Post-Courier 63%

Magazines and Inserts

United States and Canada

News America Marketing
- In-Store
- FSI (SmartSource Magazine)
- SmartSource iGroup
- News Marketing Canada

The Weekly Standard
Gemstar-TV Guide International 41%

Australia

INSIDEout
donna hay

Book Publishing

United States, Canada, Europe and Australia

HarperCollins Publishers

Other

Europe

NDS 78%
Broadsystem Ventures
Convoys Group
Sky Radio 93%
News Outdoor Group 75%
Balkan News Corporation

Australia and New Zealand

FOXTEL 25%
Sky Network Television Limited 44%
National Rugby League 50%
News Interactive
Festival Mushroom Records

(a) Fox Regional Sports Networks are all 100% owned except for Fox Sports Net South which is 88% owned.
(b) Represents the Company's economic interest. The Company continues to hold a 36% equity interest.

The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of News Corporation, its Directors or its Officers with respect to, among other things, trends affecting the group's financial condition or results of operations. Readers of this document are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company does not ordinarily make projections of its future operating results and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.





News Corporation

As of June 30, 2005

Filmed Entertainment

United States

Fox Filmed Entertainment
- Twentieth Century Fox Film
- Fox Animation
- Fox 2000 Pictures
- Fox Searchlight Pictures
- Fox Music
- Twentieth Century Fox Home Entertainment
- Twentieth Century Fox Licensing and Merchandising
- Blue Sky Studios
- Twentieth Century Fox Television
- Fox Television Studios
- Twentieth Television
- Regency Television 50%

Asia

Balaji Telefilms 26%

Latin America

Fox Studios Baja
Canal Fox

Television

United States

FOX Broadcasting Company
Fox Television Stations
- WNYW New York, NY
- WWOR New York, NY
- KTTV Los Angeles, CA
- KCOP Los Angeles, CA
- WFLD Chicago, IL
- WPWR Chicago, IL
- WTXF Philadelphia, PA
- KDFW Dallas, TX
- KDFI Dallas, TX
- WFXT Boston, MA
- WTTG Washington DC
- WDCA Washington DC
- WAGA Atlanta, GA
- WJBK Detroit, MI
- KRIV Houston, TX
- KTXH Houston, TX
- KMSP Minneapolis, MN
- WFTC Minneapolis, MN
- WTVT Tampa Bay, FL
- KSAZ Phoenix, AZ
- KUTP Phoenix, AZ
- WJW Cleveland, OH
- KDVR Denver, CO
- WRBW Orlando, FL
- WOFL Orlando, FL
- KTVI St. Louis, MO
- WDAF Kansas City, MO
- WITI Milwaukee, WI
- KSTU Salt Lake City, UT
- WBRC Birmingham, AL
- WHBQ Memphis, TN
- WGHP Greensboro, NC
- KTBC Austin, TX
- WUTB Baltimore, MD
- WOGX Gainesville, FL

Asia

STAR
- STAR Plus
- STAR Movies
- STAR News
- STAR Mandarin Movies
- STAR World
- STAR Gold
- STAR Chinese Channel
- ESPN STAR Sports 50%
- Channel [V] (Taiwan)
- Channel [V] (Thailand) 50%
- Xing Kong Wei Shi
- Vijay Television

Latin America

Cine Canal 23%
Telecine 13%

Australia and New Zealand

Premium Movie Partnership 20%

Cable Network Programming

United States

FOX News Channel
Fox Cable Networks
- FX
- Fox Movie Channel
- Fox Regional Sports Networks (14 owned and operated) (a)
- Fox Soccer Channel
- SPEED Channel
- FUEL
- Fox Reality
- National Sports Partners
- National Advertising Partners
- Fox Sports Net Bay Area 40%
- Fox Pan American Sports 38%
- National Geographic Channel – International 50%
- National Geographic Channel – Domestic 67%

Australia

Premier Media Group 50%



Chief Executive Officer's Review



Rupert Murdoch, Chairman and Chief Executive Officer

I am very pleased to report to you that fiscal 2005 was, by virtually any measure, the best year in News Corporation's 52-year history. The Company reported record revenues and profits, generated a record amount of cash flow from operations, achieved a swift turnaround at its Italian satellite platform and completed a host of strategic initiatives that we believe position us for sustained growth for years to come.

Indeed, fiscal 2005 was our third consecutive year of double-digit revenue and operating income growth. Our Filmed Entertainment, Cable Network Programming, Newspapers, Book Publishing, Magazines and Inserts segments all posted record profits. At the same time, with our $2.4 billion increase in cash, we significantly strengthened our balance sheet, giving us enhanced financial flexibility to meet the challenges ahead.

We've achieved all this in an environment that is changing faster than ever. For the consumer, technological change represents progress: more and better choices, greater functionality, easier use. For corporations, however, change can sometimes have the opposite effect: disrupted business plans, outdated products, missed budgets. But these moving parts also lead to great, if uncertain, opportunities.

Fortunately, change plays to News Corp.'s strengths. When I'm asked how we've been able to grow so strongly during a time when our peers have not, I often note how change complements our corporate culture. We've always been a company that's resisted the status quo, that's charted its own course in the face of conventional wisdom. Whether in creating a fourth network or a third cable news channel, a regional sports network or a compact version of a venerable broadsheet, we've always followed our instincts, often to the dismay of our competitors but ultimately to the benefit of consumers and shareholders. Our management is trained to focus not only on strengthening existing operations but, as importantly, on pursuing new growth opportunities for the future. These initiatives at times involve investing new capital and a short-term reduction to our earnings growth.

As a result of our longer-term focus and capital allocation, News Corporation today boasts among the best mix of assets in the business, and a corporate structure that enables us to get the most out of those assets. We produce award-winning, critically acclaimed and popular content. We have also invested in the world's largest distribution platform and the only one that is truly global in scope. Most importantly, we've learned how to integrate our content and distribution assets into a seamless whole that allows us to get the most out of each individual asset – an attribute that further distinguishes us from our peers.

Our diverse businesses encompass all forms of modern media: from print to broadcast to cable to satellite to film to home entertainment to the Internet. We generate revenue around the world, with more than 40 percent coming from outside the U.S. And those revenues are diversified by a broad base of sources.

This past fiscal year, News Corporation's net income exceeded $2.1 billion, a 39 percent increase over the prior year with combined earnings per share of $0.69, up 28 percent. The Company's balance sheet is also stronger than ever before, with $6.5 billion in cash and a strong debt-to-equity position. As a result of our strong financial position, we increased our dividends for the fiscal year for both Class A and Class B Common Stock, to $0.12 and $0.10, respectively. In addition, we announced a $3 billion stock buyback in June 2005, and by the end of August had already purchased 34 million shares for approximately $585 million.

Sustained financial growth was not the only measure of our success in fiscal 2005, however. Strategically, we also excelled. We completed our reincorporation in the U.S., moving our primary listing to the New York Stock Exchange. This has already resulted in the Company's inclusion in several major U.S. equity indices, including the S&P 500, and a significant reduction in the discount of the non-voting to voting shares. We continue to believe that this change in domicile will help the Company attain greater value for our shareholders longer term.

With News Corporation's domicile change, there was no further need to maintain the Fox Entertainment Group as a separate corporate entity. Consequently, earlier this year we completed a successful exchange offer for all outstanding shares of Fox stock. In so doing, we simplified our corporate reporting, eliminated a duplicative U.S. listing and achieved some minimal cost savings from redundant operations.

This year also saw us acquire the 58 percent controlling interest in Queensland Press Pty Ltd that the Company did not already own. Queensland Press is one of Australia's best-run, fastest-growing newspaper operations, boasting two metro and eight regional newspapers in some of the most desirable newspaper markets in the country. Additionally, we acquired Telecom Italia's 20 percent stake in SKY Italia, making the platform a wholly owned subsidiary of our Company. Queensland Press and SKY Italia are both businesses with significant growth potential and we are now fortunate to capture 100 percent of their results in the future.

> News Corporation today boasts among the best mix of assets in the business and a corporate structure that enables us to get the most out of those assets.

While we made these strategic moves and acquisitions and reasserted ourselves in the Internet – something I will refer to later – we also continued to expand and reinvigorate our so-called traditional media businesses.

There is no better example of this than the momentum we maintained and grew across our cable programming business. It was our biggest growth driver during fiscal 2005, recording yet another year of double-digit revenue and operating income growth. We believe that we have the fastest-growing collection of cable and satellite programming assets in the industry. And while much of our profit growth today stems from our established channels – FOX News, FX and our Regional Sports Networks – we have been diligent in developing their successors.

SPEED Channel, which reached almost 64 million homes this past year, and our 67 percent-owned National Geographic, which expanded its subscriber base to almost 55 million, are both enjoying their highest ratings ever. Additionally, this past year we launched our newest cable channel, Fox Reality, which is now in nearly 19 million homes. With commitments to grow to approximately 25 million homes, the channel is poised to become one of the few networks to pass 20 million homes in its first year.

This is not to say we expect the growth at our established channels to slow. FOX News, FX and the Fox Sports Net have built affluent and loyal audiences. FOX News Channel continues to dominate the cable news landscape, finishing the year with primetime ratings more than double those of its nearest competitor. And with ratings up 30 percent in primetime we continue to ramp up our advertising revenue. To give one example of how we stay ahead of the competition: during 2005, FOX News became the first news channel available to cell phone users, appearing live on Sprint phones 24 hours a day, seven days a week. FOX News' affiliate contracts begin expiring next September. As we renegotiate those agreements, I expect quite sizeable rate increases that reflect the Channel's must-see status.

At FX, we have developed one of the best brands in cable today. This past year was our best rated in history as ratings rose 16 percent among Adults 18-49 on the strength of original programs such as returning hits *The Shield* and *Nip/Tuck* and promising newcomers *Rescue Me* and *30 Days*. And much like at FOX News, this ratings momentum is translating into more advertising dollars. FX also renewed several of its original carriage agreements with pay-television operators this past year at significant increases, fostering double-digit revenue growth. As at FOX News, we expect affiliate revenues to continue to rise as additional agreements come up for renewal in the year ahead.

We are also enjoying double-digit affiliate revenue growth at our Regional Sports Networks while solidifying our position as the local sports leader with the re-signing of nearly 20 teams to long-term rights deals. And this past year we restructured our partnership with Cablevision, in the process taking full ownership of two RSNs.

Another established business posting impressive growth was our Filmed Entertainment segment. After attaining record profits in fiscal 2004, skeptics questioned whether we could sustain such growth. Few thought we could. Well, I am pleased to report that in fiscal 2005 we again delivered record results, despite an overall slowdown in box office sales and a patchy home entertainment market. While others may have suffered disappointing home entertainment sales, we experienced further growth in fiscal 2005.

> Cable Network Programming was our biggest growth driver during fiscal 2005, recording yet another year of double-digit revenue and operating income growth.

The engine for this success has been – and will continue to be – the production of theatrical hits at appropriate budgets. Home entertainment has become our largest film profit window. But what drives success in the home entertainment business is success at the box office – in fiscal 2005, several Fox films debuted at number one, including *I, Robot*, *Alien Vs. Predator*, *Hide and Seek*, *Kingdom of Heaven* and *Robots*. We also distributed *Mr. and Mrs. Smith* and, of course, the record-breaking *Star Wars: Episode III, Revenge of the Sith.*

Meanwhile, Fox Searchlight, our low-budget studio, produced an array of profitable films including *Sideways*, which earned more than $100 million in worldwide box office and won an Academy Award.

The results achieved at our Television segment provide another example of our success developing new growth drivers while maintaining solid performances at our established businesses.

STAR, our pan-Asian channels group, is now one of News Corp.'s most exciting growth drivers. Its operating income more than doubled in fiscal 2005 and I expect it to become a major profit contributor in the years ahead. Unlike many of our competitors who talk of the possibilities in Asia, we have built a real presence with powerful brands. We broadcast more than 50 channels in all genres across Asia. We control more than 20,000 hours of Indian and Chinese programming. And, recently, we were granted approval for a DTH joint venture in India, whose footprint would cover India's 80 million television households.

> For the first time in its history, the FOX network won the ratings race among 18-49 year olds.

STAR was hardly our only television success story in fiscal 2005. For the first time in its history, the FOX network won the ratings race among 18-49 year olds. Clearly, *American Idol* was a big part of our success. But it was far from the sole contributor. Several other returning shows rated well, including *24*, whose ratings were up 16 percent, and *The OC*, which established a foothold on Thursday nights – the most lucrative night of the week. We also found big audiences for several new series, including medical drama *House*, the number one new comedy, *Stacked*, and the cult hit *Family Guy*, which we revived to its best ratings ever.

The biggest profit generator within our Television segment remains our station group. Fiscal 2005 operating income was up only slightly, with results affected by a soft local advertising market and the impact of local people meters being adopted in several large markets. Changes to the way local television ratings are measured has had a disproportionate impact on minority viewing, with fault rates among African-American, Hispanic and large households unacceptably high. To combat the unfair and disruptive effects of this flawed system, News Corp. has been at the forefront of a broad industry effort to bring greater accountability and accuracy to local ratings.

Just as the Television segment showed great resilience and, in some instances, achieved historic firsts, the results of our newest segment – Direct Broadcast Satellite Television – vindicated our faith in this exciting industry.

SKY Italia was arguably the year's biggest single success story. Launched just two years ago, SKY Italia – as promised – became profitable in our fourth quarter. Indeed, the platform improved its operating results by more than $100 million in fiscal 2005. For the year, we added more than 650,000 subscribers to bring our subscriber base to more than 3.3 million.

But subscriber additions are only part of the story. Average rate per subscriber continued to exceed our early expectations, with customers overwhelmingly purchasing all our top-tier packages. We successfully quashed piracy problems by swapping out old technology and replacing it with a much more secure conditional access system purchased from our majority-owned subsidiary, NDS. And our churn rate remained at astonishingly low levels – less than 10 percent annually – reflecting a loyal and satisfied subscriber base.

Our two other major satellite investments also made considerable progress in 2005. DIRECTV grew its subscriber base by 1.7 million and aggressively expanded its product offerings with more local channels and high definition and digital video recorder capabilities. News Corporation also agreed to sell its satellite platforms in Latin America to The DIRECTV Group, allowing DIRECTV to form a single platform in each major territory. In our first full year owning a 34 percent stake in DIRECTV, the platform fulfilled its promise as a powerful partner to our Fox assets. We negotiated contracts with DIRECTV management to carry several new Fox-produced channels, providing an immediate 15 million subscribers at launch. And the cooperation between Fox and DIRECTV in areas such as NFL broadcasts will lead to several ground-breaking interactive advances in the coming season.

In the U.K., our 37 percent-owned BSkyB expanded its DTH subscriber base by 6 percent to 7.8 million this past year while revamping its pricing and package structure to offer consumers increased choice and flexibility. As the number of subscribers increased – a number expected to exceed 8 million by the end of calendar 2005 – the number of multi-room households also rose, more than doubling this past year and providing a strong boost to average revenue per user.

As you know, we have long been big believers in the potential for satellite to deliver a top-quality and innovative service to customers around the world. Fiscal 2005 showed that our predictions were justified.

While the development of our newer satellite assets continued apace, few would have predicted the exceptional growth we achieved at our print assets, especially among our newspapers.

At the Newspapers segment, operating income was up 31 percent on the year, to $740 million. Our Australian papers delivered record profits during fiscal 2005, with the inclusion of 100 percent of the results of Queensland Press, and with advertising revenues benefiting from the strong local economy. We also grew our market share at several of our U.K. newspapers, including *The Times*, which shifted fully to a compact version that consumers and advertisers alike prefer, and at the *New York Post*, which posted its ninth consecutive six-month period of daily circulation growth.

In the past year we also made long-term capital investments in our Australian properties to increase their color capacity and we are in the process of undertaking an even greater expansion in the U.K. where we have begun a five-year effort to build modern new plants and buy new color printing presses to serve our papers and enable large wage savings.

We also achieved growth across our other print assets. HarperCollins enjoyed another year of record profits – all the more remarkable this year considering the enormous gains made a year ago, spurred by the runaway success of *The Purpose Driven Life*. And our Magazines and Inserts segment grew operating income 10 percent, led by continued growth in our InStore division.

Our publishing assets are major cash generators for our Company, cash that enabled us to develop new businesses. Given that they are the foundation of our Company, I was extremely pleased with their performance in the past year.

Across the board in fiscal 2005, our established businesses performed admirably in the face of many challenges and our developing businesses made great strides towards sustained growth and profitability.

> Across the board in fiscal 2005, our established businesses performed admirably in the face of many challenges and our developing businesses made great strides towards sustained growth and profitability.

It was, as I said earlier, a record year. But to maintain our steep growth trajectory, we must continue to develop new assets in new areas. To that end, we have spent the past six months focusing on reformulating our Internet strategy. The shell-shock of the dot-com bubble is dissipating and smart companies are realizing that the digital revolution is only accelerating. The achievers in the digital age are going to be those who fashion their Internet presence in line with the expectations of their increasingly web-savvy customer base – especially the "digital natives," as I called them earlier this year in a speech I gave to the American Society of Newspaper Editors. In that speech I acknowledged that more and more young people are embracing the Internet as their medium of choice for news and information. Any company that ignores this trend does so at its own peril. Indeed, I noted that companies such as ours – with an abundance of original content, access to millions of subscribers and a culture of entrepreneurship – must embrace the opportunities that will flow from the coming ubiquity of broadband and find ways to monetize their content on the web.

In July this year, we took the first major steps in our Internet strategy. We established a new unit – Fox Interactive Media (FIM) – to consolidate and oversee the strong online presence of all Fox divisions, from news to sports to entertainment. FIM will also leverage our vast archive of content to create the ultimate online hub for users of widely varying interests.

FIM quickly made several strategic investments. We announced the acquisition of Intermix Media, which owns – among other sites – MySpace.com, the fifth most visited domain in the U.S. With this deal, we will instantly double the number of visitors to our sites and vastly strengthen the foundation on which we can build a bigger, better, more compelling Internet experience for our customers. We then agreed to buy Scout Media, Inc., the parent company of Scout.com, the country's number one independent online college sports network, to build on our strengths in sports broadcasting.

> A stronger, smarter Internet presence will enable us to get the most out of our content, expand our reach, and exponentially increase consumer choice.

Our strategy for the Internet is the same as our strategy for other media. News Corporation will combine the best content with the strongest distribution platforms to offer consumers the widest variety of quality choices. A stronger, smarter Internet presence will enable us to get the most out of our content, expand our reach and exponentially increase consumer choice. Our aim is nothing less than to provide the best and stickiest Internet experience available anywhere. Make no mistake: this is a major ongoing initiative and our senior management will devote much of its time in the coming year to this area. I hope to report much more progress in this letter next year.

None of our success – this year or any year – would have been possible without the vision, integrity and hard work of News Corporation's directors and employees. News Corp. staff go above and beyond the call of duty every day – not just in their work, but in their endeavors to help those in need everywhere. This past December, we were all humbled by the devastating tsunamis that ravaged much of South Asia, causing a tragedy of unimaginable breadth. While News Corp.'s news outlets swung into action to bring news of the disaster to readers and viewers around the world, Company executives in New York, Hong Kong, Sydney and London met to devise ways in which the Company and our employees could help relief and reconstruction efforts. News Corp. employees responded generously and earnestly and, together with the Company, contributed more than $8 million. From STAR News' round-the-clock coverage of the tsunami in India, to the individually organized charity events hosted by employees and matched by the Company in the U.K. and U.S., to public service announcements on the FOX network, we demonstrated our commitment to help serve our worldwide communities. It was a company-wide effort of which I was enormously proud.

In closing, I am sure all shareholders would want to join me in thanking former Board director Geoff Bible for his years of service to our company. Geoff joined the Board as a non-executive director in 1998 and was chairman of the Nominating and Corporate Governance Committee, overseeing a raft of major changes in the past few years. Geoff will be particularly missed and we wish him well as he enjoys his retirement.

The [illegible] segment consists of News Corporation's world-famous motion picture and television programming operations.

A creative force in the film industry, Fox Filmed Entertainment is a global leader in movie production and distribution and its Twentieth Century Fox Film studio is responsible for some of the top grossing movies of all time. In fiscal 2005, the Company's film studios, which also include Fox Searchlight, Fox 2000 and Blue Sky, produced and distributed many of the year's top box office hits. In fiscal 2005, the Company's home entertainment division achieved record worldwide revenues.

In television production, Twentieth Century Fox Television together with the Company's other TV studios produce and distribute some of the world's most popular television programming.



> The computer animation hit *Robots* **debuted at number one in March and went on to gross more than $250 million** at the box office worldwide.

Fiscal 2005 started successfully for Fox Filmed Entertainment with the number one box office opening of *I, Robot*, starring Will Smith. **The film went on to gross nearly $350 million worldwide.**





> A strong debut for the science fiction action movie *Alien Vs. Predator* gave Fox an industry record sixth movie in a row with a $20 million-plus opening weekend in the U.S. market. *Alien Vs. Predator* went on to gross $170 million worldwide.

> In the biggest-ever worldwide opening in film [illegible] Fox distributed *Star Wars Episode III: [illegible] of the Sith* in May and quickly [illegible] box office records around the world. [illegible] the film has generated more than [illegible] million box office worldwide.

> *Mr. and Mrs. Smith*, a Regency production distributed by Twentieth Century Fox Film, opened as **number one at the domestic box office, earning $50 million in its first weekend.** Today, it has earned more than $370 million box office worldwide.

> Fox Searchlight's ***Sideways* drew appreciative audiences across America and around the world, earning it more than $100 million** in worldwide box office and a coveted Academy Award, among many other industry accolades.




24
the Simpsons
THE COMPLETE FIFTH SEASON
DVD COLLECTOR'S EDITION
STAR WARS TRILOGY
BILL COSBY

- Success at the box office was mirrored in the home entertainment marketplace, with record DVD sales in the U.S. and around the world. In the U.S., six Fox-distributed titles debuted at number one on the DVD sales charts: *The Passion of the Christ*, *Girl Next Door*, *The Day After Tomorrow*, *Man On Fire*, *I, Robot* and *Star Wars Trilogy*.

- Fox's Domestic Home Entertainment group also [illegible] the made-for-DVD market in the U.S. with the top-selling *The Sandlot 2*.

> Twentieth Century Fox Television (TCFTV), News Corporation's main TV production studio, received orders for 28 pilots for the 2005-2006 television season. Each of the four major networks – FOX, ABC, CBS and NBC – ordered pilots, as did the WB network and News Corporation's cable entertainment channel, FX.

> TCFTV had a string of successful shows on the FOX network, including perennial FOX favorite *The Simpsons*, the daring action-suspense series *24*, the multi-award winning *Arrested Development*, the new hit series *Stacked* with Pamela Anderson and the cult animation favorite *Family Guy*.


SPECIAL FEATURES

Television

News Corporation's **Television** segment includes 35 full-power broadcast television stations under the Fox Television Stations umbrella, as well as the operations of the FOX Broadcasting Company's FOX network and STAR, which develops, produces and broadcasts television programming across Asia.





> **FOX launched a new hit medical drama, *House,*** during fiscal 2005 and re-launched the animated *Family Guy* after a three year hiatus to its best ratings ever.

> In its sixteenth hit season, ***The Simpsons* ranked among the season's top six comedies** in all key demographics.

> **In its successful second season, *The O.C.*** was moved to Thursday nights – the biggest night of the week for advertisers – and its strong ratings established FOX as a force on that key night.



> **FOX had the number one new comedy** among Adults 18-49 with *Stacked*, starring Pamela Anderson. The series was developed by the network's sister division, TCFTV.

> Kiefer Sutherland starred in the fourth season of the hit action series *24,* produced by TCFTV and Imagine Entertainment. It achieved its **highest-ever ratings in fiscal 2005.**



- **FOX continued to reign in fiscal 2005** as the number one network among teens and Adults 18-34 and, for the first time in its history, won the season in the advertiser-important demographic of Adults 18-49.



- FOX's *American Idol*, in its fourth phenomenal year, was **the number one show of the 2004-2005 U.S. television season** among the advertiser coveted demographic of Adults 18-49.



> In May, **Joe Buck, FOX Sports' signature play-by-play announcer** for its National Football League and Major League Baseball coverage, was honored with his fifth Emmy Award.

> **Fiscal 2005 was the biggest year in the history of FOX Sports,** with marquee events including the NFL's Super Bowl XXXIX, MLB's All-Star Game and World Series and NASCAR's Daytona 500.

> FOX's broadcast of Super Bowl XXXIX had **the largest total audience in FOX's history and the fifth-largest in television history.** The show was seen by 133.7 million Americans. The 2004 MLB postseason on FOX was highlighted by the Boston Red Sox' historic World Series victory. The 2004 World Series averaged 25.4 million viewers across its four games, making it the most-watched World Series on any network since 1995 and most-watched ever on FOX.

> FOX Sports' coverage of the 2005 Daytona 500 tied the record for the **highest-rated NASCAR race ever on any network.**


FOX 11
NEWS



> Amid a weak overall advertising market, Fox Television Stations (FTS) continued to focus on the local communities its 35 stations serve by expanding local newscasts. In fiscal 2005, **the station group added 45 hours of news per week across its markets in the U.S.** This increase brought the total local news broadcasts across the group to nearly 900 hours per week, more than any other U.S. station group.

> **Fox's local newscasts continued to provide strength in ratings and ranking versus competing local newscasts.** FTS increased its number one rankings by a third and on average beat ABC, CBS and NBC morning and evening newscasts in key demographics.


Celebrating
Kyunki...
Saas bhi
kabhi bahu thi...
1000
Episodes
STAR
PLUS

- **In Asia, STAR recorded another year of strong growth,** bolstered by continued ratings success – notably in India – and new distribution deals across the region.
- In India, STAR remains the undisputed cable television leader, offering viewers 18 channels in every genre.
- Occupying the top position is *Kyunki Saas Bhi Kabhi Bahu Thi*, which aired its **1,000th episode in April and continues to be the most popular daily show in India**.
- STAR ONE, a Hindi entertainment channel launched in November 2004, rapidly gained popularity and drew a record **30 million viewers a month with its innovative program mix** aimed at up-market urban audiences.



> In May, STAR's joint venture with the **Tata Group received government clearance to launch a direct-to-home pay-TV service** in India. The joint venture aims to bring top-quality digital satellite television to India in fiscal 2006.

> In Mainland China, STAR broadcasts nine channels. Xing Kong, the **flagship Mandarin entertainment channel, continued to attract good ratings in Guangdong province,** where it has cable landing rights. In the first three months of calendar 2005, the channel attracted an audience of more than 8.2 million – the largest in the channel's history.

> Another popular Mandarin entertainment channel was Phoenix Chinese Channel, which is 38 percent-owned by STAR and caters to the Chinese-speaking audience in mainland China and beyond.

Cable Network Programming



In less than a decade, the **Cable Network Programming** segment has become one of News Corporation's key growth areas. The segment's operations produce and license programming distributed through cable television systems and direct broadcast satellite platforms in the U.S. Those operations include FOX News Channel, general entertainment network FX, Fox Sports Net, motorsports network SPEED Channel and a 67 percent investment in the National Geographic Channel.

- General entertainment channel **FX continued its ratings growth** amid ongoing critical acclaim for its original drama series *The Shield*, *Nip/Tuck* and *Rescue Me*.
- *Rescue Me* was **the most popular new scripted series among Adults 18-49 on cable.** The second season of the series opened to strong ratings [illegible] 2005.



> FOX News Channel remained the **number one 24-hour news channel in the U.S.** during fiscal 2005, finishing the year with primetime ratings double those of its nearest competitor.

> FOX News made **ratings history in August 2004 when it beat not only its cable competition**, but all of the broadcast networks during an evening of the Republican National Convention. On Election Night 2004, FOX News averaged 8.1 million viewers, its largest primetime audience ever.

> By the end of fiscal 2005, **FOX News had maintained its position as the number one cable news network for 42 consecutive months,** often beating the combined ratings of its cable news competitors.

> FOX News **secured new international distribution deals** in fiscal 2005 with cable systems in Germany, Iceland, Colombia, El Salvador, Japan, Mongolia and Singapore. The Canadian government also approved the distribution of FOX News.


FOX NEWS channel
FOX NEWS CHANNEL LIVE

> In June 2005, **FOX News Radio launched five-minute newscasts at the top of the hour** and was named the primary national news service for more than 100 of Clear Channel's news/talk stations under a five-year deal. FOX News Radio now reaches 360 stations across the U.S.

> During 2005, FOX News became **the first news channel available to cell phone users,** appearing live on Sprint phones 24 hours a day, seven days a week.




BEST
SPORTS
SHOW

> On FX ***Nip/Tuck*** **won the Golden Globe award for outstanding drama,** following in the footsteps of *The Shield* which won the same award two years earlier.

> Fox Sports Networks' regional sports services continued to lead in the local delivery of live MLB and NBA games in fiscal 2005. In April 2005, Fox completed a transaction to take full ownership of FSN Florida and FSN Ohio, as well as the FSN national programming service. **Fox Cable Networks now boasts 14 owned and operated Regional Sports Networks.**

> **Fox Sports Networks obtained, renewed or extended long-term rights agreements with a number of professional teams,** including the NBA's Houston Rockets, Los Angeles Lakers, Miami Heat and Seattle Supersonics and MLB's Houston Astros and Colorado Rockies.

> FSN re-vamped the cast of **the Emmy Award-nominated Best Damn Sports Show Period**, adding former MLB relief pitcher Rob Dibble and former NFL quarterback Rodney Peete to original cast members Chris Rose and John Salley.


BOGGS

> **SPEED Channel ranked among the fastest-growing sports networks in cable and satellite television** in fiscal 2005, reaching almost 64 million homes in the U.S..

> SPEED used **NASCAR and other key racing programming to establish several new audience highs** including the highest-rated month in network history in February 2005. The channel had its largest audiences ever in fiscal 2005.


SONY
3CCD
Handycam



> National Geographic Channel (Domestic), which is 67 percent-owned by News Corporation, had its **largest audiences ever across all key demographics** in fiscal 2005.

> At its launch in May 2005, **Fox Reality had commitments with five of the nation's 10 largest cable and satellite distributors,** representing 18.5 million subscribers.

> Soon after the end of the fiscal year, FX launched its fourth original drama series – *Over There,* which is based on the lives of a U.S. Army unit in present-day Iraq – to **outstanding ratings and enormous critical acclaim.**

Direct Broadcast Satellite Television

News Corporation is a pioneer in **Direct Broadcast Satellite Television.** The segment largely consists of the operations of SKY Italia in Italy. However, News Corporation also owns significant holdings in the U.K.'s leading pay-TV company, BSkyB, and the largest satellite broadcaster in the U.S., The DIRECTV Group.

- > **News Corporation took full ownership of SKY Italia** in fiscal 2005, acquiring the 20 percent stake that it did not already own.
- > SKY Italia was Europe's **fastest growing digital platform** with subscriber numbers rising 650,000 to more than 3.3 million in only its second year of operation.
- > Higher revenue from a growing subscriber base enabled SKY Italia to **record Italy's first ever pay-TV profit,** which came in the fourth quarter of fiscal 2005.
- > SKY Italia **has improved its customer retention** with the platform's churn rate falling to less than 10 percent, the lowest since its launch in 2003. Significant efforts to curb signal theft also resulted in a dramatic fall in piracy.





- > News Corporation's 34 percent-owned The DIRECTV Group had a strong year in which it **streamlined its operations** to concentrate on delivering the world's best television experience to its customers in the U.S. and Latin America.
- > **DIRECTV achieved record-breaking gross subscriber additions** of 4.2 million in the U.S. and net subscriber additions of 1.7 million. By the end of June 2005, DIRECTV had more than 14.6 million subscribers.
- > DIRECTV successfully launched one new satellite and will launch another early next year to deliver high definition local channels to more than half of the U.S. television households, making it the leader in high definition television distribution in the U.S. An additional **two satellites will be launched in 2007 to provide the capacity to deliver local HD service to every home in America.**




SKY
METEO24

- SKY Italia's 24-hour news channel, **TG 24, achieved excellent ratings and acclaim** for its consistently strong and reliable reporting in Italy.

- BSkyB, News Corporation's 37 percent-owned U.K. broadcast company, **delivered results that demonstrated the strong position the company occupies in the pay-TV marketplace.** Focused on providing the leading entertainment service in the U.K. and Ireland, the company continues to meet the needs of its customers.

- **BSkyB expanded its digital direct-to-home subscriber base** by [illegible] percent to 7.8 million during fiscal 2005.

- BSkyB's new pricing and packaging structure, introduced to customers September 1, 2005, offers Sky users **more choice** and greater flexibility.

- Sky+, BSkyB's **integrated DVR product,** is being used in more than double the number of homes as it was in fiscal 2004.

Newspapers

Newspapers are the bedrock of News Corporation. The segment consists of four national newspapers in the U.K., more than 110 national, capital city and suburban newspapers in Australia, and the *New York Post* in the U.S.

> Competition among U.K. national newspapers remained intense during the year, but **News International's titles continued to lead the market.**



Sun
LOSING IT
LOVING IT
THE GI EATING PLAN

> ***The Times* ended its 219-year history as a broadsheet, fully converting to a compact format in November 2004.** The change was a great success and by the end of fiscal 2005 the paper had enjoyed 16 consecutive months of year-on-year growth.

> Timesonline.co.uk, encompassing *The Times* and *The Sunday Times*, **grew advertising and audience,** becoming profitable in fiscal 2005.

> ***The Sun,* the U.K.'s biggest-selling daily newspaper,** increased its share of daily tabloid market sales to just under 36 percent, reaching 8.39 million readers every day – more than its three "red-top" rivals combined.

> Advertising revenues at *The Sun* and *News of the World* increased by 3.3 percent in fiscal 2005 – **twice the rate of growth of their fastest growing competitors.**



- *The Sunday Times* **recorded the highest-ever share of quality Sunday newspaper full-priced and subscriber sales in February of 53.5 percent.** In September 2004 its share of the quality Sunday classified advertising market broke 60 percent for the first time.

- *News of the World*, the U.K.'s biggest-selling Sunday paper, **made history when it became the first News International title to be crowned Newspaper of the Year at the British national newspaper press awards.** With 37 percent market share of Sunday tabloid sales, it has the most loyal readers in the Sunday market.

> News Limited newspapers and their **vibrant online brands continued to lead Australia's media industry** with growing market share. A [illegible] million dollar investment in printing plants and buildings will help News Limited produce even better products.

> The group's newspapers outstripped their rivals' **growth in attracting affluent readers and advertisers.** The flagship national broadsheet, *The Australian*, celebrated its 40th year with its strongest weekday sales on record.

> News Limited acquired all of Queensland Press as part of News Corporation's reincorporation to the U.S. in November 2004.

> **Fearless journalism and stronger engagement** with readers helped *The Courier-Mail* in Brisbane win the Pacific Area Newspaper Publishers' Association 2004 Newspaper of the Year award for the second year in a row. The *Gold Coast Bulletin* took the top award in its class among dailies and Sundays.

> The company announced major capital expenditure to upgrade color printing capacity. In Sydney, work began on an upgrade of the major print center, which will be **Australia's largest and most advanced newspaper printing plant.**

> Advertiser Newspapers in Adelaide has built a new five-story headquarters and the Leader Newspaper Group in Melbourne is also opening a new headquarters.

> *The Sunday Telegraph*, **Australia's biggest-selling newspaper, increased its margin over its competitor to more than 205,000 copies a week.** *The Sunday Herald Sun* in Victoria achieved sales of 420,000 more than its rival, giving it a market share of more than 75 percent.

> Advertising in the re-launched *Sunday Magazine*, inserted in *The Sunday Telegraph* and *Sunday Herald Sun*, increased in fiscal 2005.




The Sunday Telegraph

> The new *STM* magazine launched in *The Sunday Times* in Perth helped the paper achieve record circulation.

> The development of **stronger brands saw visitors to the Company's online News Interactive network increase by over 30 percent** in the past year. CareerOne, which is carried in newspapers and online, is now the second-largest online recruitment site and CARSguide, also a crossover brand, doubled its audience in the fiscal year.

> The *Herald Sun* in Victoria **remained the country's biggest-selling daily newspaper**. Soon after the end of the fiscal year, the *Herald Sun* won the Pacific Area Newspaper Publishers' Association 2005 Newspaper of the Year award.



NEW YORK POST
Boy, oh, boy!

> The *New York Post* is the seventh largest paper in the U.S. Its exceptional coverage of news, business, sports and gossip contributed to its ninth consecutive ABC period of daily circulation growth.

> For fiscal 2005, the *New York Post* had average daily circulation of approximately 685,000.

> External factors such as ABC rule changes and growth from free dailes exerted downward pressure on *Post* circulation growth, but the newspaper responded with **aggressive home delivery strategies and innovative editorial and promotional programs.**

Magazines and Inserts

The **Magazines and Inserts** segment consists of special-interest publications and free standing inserts, which are promotional booklets containing consumer offers that are distributed in Sunday newspapers across the U.S. and Canada. The segment also includes in-store marketing products that advertise packaged goods in over 35,000 stores.

> In-store advertising and promotions increased sales at **News America Marketing to record levels, fueled by continued growth** of its shelf-based and Floortalk℠ programs.

> News America Marketing introduced a number of **cutting-edge technology products** in fiscal 2005, including Audio-Ink℠ Shelftalk℠ and Floortalk℠, Electronic Price Pop℠ and Electronic Shelftalk℠.

> News America Marketing **continued to expand its store network,** signing Safeway to an exclusive 10-year agreement.

> **News Marketing Canada was integrated into its American counterpart,** enabling its sales team to cross-sell its portfolio of products throughout North America.

> In Australia, News Magazines **continued to develop new titles. INSIDEout moved from a monthly to a twice-monthly publication,** cementing it as the fastest-growing Australian home magazine.

> News Corporation's 41 percent-owned **Gemstar-TV Guide International** had the **fastest growing cable network in 2004,** TV Guide Channel, which as of June 30, 2005 reached approximately 77 million subscribers. Joan and Melissa Rivers joined TV Guide Channel in 2004, making their red carpet debut for the network in 2005.

> In April, the **TV Guide Publishing Group launched *Inside TV*,** a new weekly publication for women who love television. *Inside TV* builds on *TV Guide* magazine's 50-year history to offer a behind-the-scenes look at TV's hottest shows and stars.

> In May 2005, Gemstar-TV Guide's Cable & Satellite division began rolling out **TV Guide SPOT, its newest entertainment guidance service** on the on-demand platforms of the country's two largest cable companies, as well as on tvguide.com.

> As of June 30, 2005, Gemstar-TV Guide had interactive program guide patent license agreements or interactive program guide product agreements with cable and satellite distributors representing **36 million digital subscribers**, a **23 percent increase** over the same period last year.

> The leading political magazine in the U.S., ***The Weekly Standard,*** **increased its circulation above 80,000** for the first time ever, with the magazine's website attracting more than 16,000 new subscribers in calendar 2004.



TV GUIDE CHANNEL


TAKE ONE
Boost
SmartSource

- **SmartSource Magazine®, the most widely circulated newspaper insert in the U.S., grew volume by 7 percent** and maintained its market share of more than 60 percent in fiscal 2005.
- The SmartSource brand **reached millions of consumers online due to broadened visibility of its consumer destination site,** SmartSource.com®, as well as increased traffic throughout the SmartSouce Online Savings Network, an affiliation of over 100 major retailer and lifestyle websites.

Book Publishing

The **Book Publishing** segment principally consists of the operations of HarperCollins, one of the world's leading English-language book publishers. HarperCollins Publishers enjoyed a year of strong sales and earnings, building on the tremendous success of 2004's best-selling book in the U.S. – Christian book publishing division Zondervan's *The Purpose Driven Life.* In all, HarperCollins had 103 books on *The New York Times* bestseller list, including 15 titles that reached number one. HarperCollins U.K. had 41 titles on *The Sunday Times* bestseller list, with seven books at number one.

> **HarperCollins achieved strong sales around the world in fiscal 2005**, led by *Lemony Snicket's A Series of Unfortunate Events* (HarperCollins Children's Books). The list of U.S. bestsellers also included *The Purpose Driven Life* (Zondervan) – for the second year; Michael Crichton's *State of Fear* (HarperCollins); *YOU: The Owner's Manual* (HarperResource) by Michael Roizen and Mehmet Oz; *Freakonomics* (William Morrow) by Steven D. Levitt and Stephen J. Dubner; *Winning* (HarperBusiness) by Jack Welch with Suzy Welch; *God's Politics* (HarperSanFrancisco) by Jim Wallis and *Juiced* (ReganBooks) by Jose Canseco.

> HarperCollins' *The News From Paraguay* by Lily Tuck won the 2004 National Book Award for Fiction.

> HarperCollins U.K. won 25 top literary prizes including the prestigious Whitbread Biography Award for *My Heart is My Own: The Life of Mary Queen of Scots* by John Guy, the Whitbread First Novel Award for *Eve Green* by Susan Fletcher and the Glenfiddich Food Book Award for *Shopped: The Shocking Power of British Supermarkets* by Joanna Blythman.



> HarperCollins Australia/New Zealand published the best-selling cooking title in Australia – Donna Hay's *The Instant Cook.* HarperCollins Australia/New Zealand signed best-selling Australian author Colleen McCullough for three novels to be published in Australia, New Zealand and the U.K.

> Zondervan was named Supplier of the Year by Christian bookstores for the third consecutive year. In addition, Zondervan's five 2005 Evangelical Christian Publishers Association Gold Medallion Awards represented the most for any publisher, bringing Zondervan's total to an industry-leading 85.

> *Gilead* by Marilynne Robinson, published by HarperCollins Canada, won both the Pulitzer Prize and the National Book Critics Circle Award for Fiction and Kenneth Oppel's *Airborne* won the Governor General's Award.


Kitten's First Full Moon
KEVIN HENKES
SEPTIMUS HEAP
BOOK ONE
Magyk
A Series of Unfortunate Events
THE GRIM GROTTO

> HarperCollins Children's Books *Kitten's First Full Moon* by Kevin Henkes, *Runny Babbit* by Shel Silverstein, *Septumis Heap, Book One: Magyk* by Annie Sage and *It's Hard to be Five* by Jamie Lee Curtis and illustrated by Laura Cornell topped the *New York Times'* children's bestseller lists.

> Once again, HarperCollins Children's Books had more *New York Times* bestsellers than any other children's publisher, including several weeks where the company simultaneously held the number one slot on the *New York Times* Picture Book, Chapter Book and Series lists – a feat no other publisher has ever matched.


33 Reasons My Brother Is Guilty
WOLF BROTHER
AMERICAN SOLDIER
GENERAL TOMMY FRANKS
COMMANDER IN CHIEF
MICHAEL CRICHTON
STATE OF FEAR
WILD TIMES, RAMPANT 'ROIDS, SMASH HITS, AND HOW BASEBALL GOT BIG
A NOVEL
Ireland
Jack Welch
with Suzy Welch
WINNING
The New York Times Best-Seller
RICK WARREN
THE PURPOSE DRIVEN Life
FREAKONOMICS
A ROGUE ECONOMIST EXPLORES THE HIDDEN SIDE OF EVERYTHING
"Prepare to be dazzled."
—Malcolm Gladwell, author of The Tipping Point and Blink
NEW YORK TIMES BESTSELLER

Other

News Corporation's **Other** segment includes NDS Group plc, a supplier of open end-to-end digital pay-television solutions for the secure delivery of entertainment to television set-top boxes and personal computers, and a variety of assets in Eastern Europe and Australia.



- NDS is a publicly traded company on the New York Stock Exchange that is 76 percent-owned by News Corporation. By the end of fiscal 2005, **NDS had more than 55 million active subscribers, making the company the leading supplier of conditional access worldwide.**
- In fiscal 2005, **NDS won major contracts in the Asia-Pacific region** with a number of companies, including KDMC cable in South Korea and Shenzhen Topway TV in China, as well as the extension of the SkyLife conditional access contract in South Korea.
- Viasat extended its conditional access relationship with NDS by selecting the XTV personal video recorder (PVR) solution.
- DIRECTV agreed to use NDS's MediaHighway Middleware to **create advanced TV applications,** as well as choosing NDS's XTV PVR technology.
- Australia's leading subscription TV network, FOXTEL (25 percent-owned by News Corporation) consolidated its leadership of digital television in Australia with the addition of new channels and interactive features. **FOXTEL Digital continued to build subscribers, reduce churn and increase average revenue per subscriber.**
- The National Rugby League, 50 percent-controlled by News Corporation, is on track to record its third straight year of record crowds. **Sponsorship has grown significantly on the back of the increased strength of the competition** and a 16th team has been invited to join the competition for the 2007 season.



- Bulgaria's first national private television station, News Corporation's bTV, maintained its 40 percent share of the audience in fiscal 2005, despite the addition of a new private television station in the market. **bTV's early and late evening news shows have become the most popular newscasts in Bulgaria,** while the morning show, *This Morning,* beats its competition with a 50 percent share.

Financial Contents

Selected Financial Data

The selected consolidated financial data should be read in conjunction with "Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8-Financial Statements and Supplementary Data" and the other financial information included elsewhere herein.

For the years ended June 30,[1]	2005	2004	2003	2002[3]	2001[4]
	(in millions, except per share data)				
Statement of Operations Data:					
Revenues[2]	$23,859	$20,802	$17,380	$15,070	$13,699
Operating income	3,564	2,931	2,380	176	1,003
Net income (loss)	2,128	1,533	822	(7,691)	(142)
Basic earnings (loss) per share[5]:					
Class A	$ 0.74	$ 0.58	$ 0.33	$ (3.35)	$ (0.09)
Class B	$ 0.62	$ 0.49	$ 0.28	$ (2.79)	$ (0.08)
Diluted earnings (loss) per share[5]:					
Class A	$ 0.73	$ 0.58	$ 0.33	$ (3.35)	$ (0.09)
Class B	$ 0.61	$ 0.48	$ 0.28	$ (2.79)	$ (0.08)
Cash dividend per share[6]:					
Class A	$ 0.10	$ 0.10	$ 0.09	$ 0.08	$ 0.08
Class B	$ 0.04	$ 0.04	$ 0.04	$ 0.03	$ 0.03

As of June 30,	2005	2004	2003	2002	2001
	(in millions)				
Balance Sheet Data:					
Cash and cash equivalents	$ 6,470	$ 4,051	$ 4,477	$ 3,574	$ 2,842
Total assets	54,692	48,343	42,149	36,898	39,685
Borrowings and perpetual preference shares[7]	10,999	10,509	10,003	9,840	10,809

FOOTNOTES:

(1) See Notes 3 and 5 to the Consolidated Financial Statements of News Corporation for information with respect to significant acquisitions, disposals and other transactions during fiscal 2005, 2004 and 2003.

(2) In January 2002, the Company adopted Emerging Issues Task Force ("EITF") No. 01-09, "Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products," which was effective for the Company as of January 1, 2002. As required, the Company has classified the amortization of cable distribution investments against revenues for all periods presented. Operating income (loss), Net income (loss) and Earnings (loss) per share are not affected by this classification. This classification affects the Company's and the Cable Network Programming segment's revenues. The effect of the classification on the Company's revenues is as follows:

For the years ended June 30,	2005	2004	2003	2002	2001
	(in millions)				
Revenues before amortization of cable distribution investments	$23,976	$20,931	$17,505	$15,186	$13,789
Amortization of cable distribution investments	(117)	(129)	(125)	(116)	(90)
Revenues	$23,859	$20,802	$17,380	$15,070	$13,699

(3) Fiscal 2002 results include the Company's $6.1 billion write-down of Gemstar-TV Guide and the $958 million Other operating charge for the write-down of the Company's national and international sports contracts. Fiscal 2002 results also include the Company's acquisition of Chris-Craft Industries, Inc. for approximately $5 billion ($2 billion in cash and $3 billion in Class A Common Stock) and the sale of its interest in Fox Family Worldwide to The Walt Disney Company ("Disney") for total consideration of approximately $1.6 billion, which resulted in a pre-tax gain of approximately $1.3 billion.

(4) Fiscal 2001 Net income (loss) and Basic and diluted earnings (loss) per share include the impact of the after-tax charges of $494 million and $66 million for the cumulative effect of accounting change relating to the Company's adoption of SOP No. 00-2 and SFAS No. 133, respectively.

(5) Basic and diluted earnings (loss) per share and cash dividend per share reflect per share amounts based on the adjusted share amounts to reflect the one-for-two share exchange in the Reorganization.

(6) Class A Common Stock carry rights to a greater dividend than Class B Common Stock through fiscal 2007. As such, net income available to the Company's stockholders is allocated between the Company's two classes of common stock, Class A Common Stock and Class B Common Stock. The allocation between the classes of common stock was based upon the two-class method. See Notes 2 and 20 to the Consolidated Financial Statements of News Corporation for further discussion. In fiscal 2008, shares of Class A Common Stock cease to carry any rights to a greater dividend than shares of Class B Common Stock. Earnings (loss) per share based on the total weighted average shares outstanding (Class A Common Stock and Class B Common Stock combined) are as follows:

For the years ended June 30,	2005[a]	2004	2003	2002	2001
Diluted earnings (loss) per share	$0.69	$0.54	$0.31	$(3.12)	$(0.08)

(a) In March 2005, the Company's acquisition of the interest of Fox Entertainment Group, Inc. ("FEG") that it did not already own was completed and a total of 357 million shares of Class A Common Stock were issued as consideration.

(7) Each fiscal year presented prior to June 30, 2005 includes $345 million of perpetual preference shares outstanding, which were redeemed at par by the Company on November 12, 2004.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This document contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended. The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things, trends affecting the Company's financial condition or results of operations. The readers of this document are cautioned that any forward-looking statements are not guarantees of future performance and involve risks and uncertainties. More information regarding these risks, uncertainties and other factors is set forth under the heading "Risk Factors" on pages 25 through 27 of Item 1 of this Annual Report. The Company does not ordinarily make projections of its future operating results and undertakes no obligation (and expressly disclaims any obligation) to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review this document and the other documents filed by the Company with the SEC. This section should be read together with the audited consolidated financial statements of the Company and related notes set forth elsewhere in this Annual Report.

Fiscal-Year Highlights

News Corporation's (together with its subsidiaries, the "Company") fiscal 2005 revenue was $23.9 billion, a 15% increase over fiscal 2004 revenue. The Company's fiscal 2005 consolidated operating income was $3.6 billion, a 22% increase over fiscal 2004 consolidated operating income. The year-on-year operating income growth was driven principally by increases at the Filmed Entertainment, Newspapers, Direct Broadcast Satellite Television and Cable Network Programming segments.

Net income for fiscal 2005 was $2.1 billion, an increase of $595 million from fiscal 2004 net income, primarily driven by increased consolidated operating income, an improvement in earnings from the Company's equity affiliates, and the increase in the change in fair value of certain outstanding exchangeable debt securities.

Financial Highlights

- Operating income grew at the Cable Network Programming, Filmed Entertainment, Television, Newspapers, Magazines and Inserts and Book Publishing segments.
- Cable Network Programming operating income increased 44% on advertising and affiliate revenue growth at all major cable channels.
- Home entertainment sales of film and television titles drove a 17% increase in Filmed Entertainment operating income.
- Television segment operating income increased slightly as the operating income growth at STAR was offset by higher programming costs at the FOX network and a soft U.S. advertising market.
- All print segments reported higher earnings contributions led by advertising growth and the inclusion of Queensland Press Pty Limited's ("QPL") results within Australian newspapers, as well as strong advertising at Magazines and Inserts' InStore division.
- SKY Italia operating results improved $104 million with the addition of more than 650,000 net subscribers.

Strategic Transaction Highlights

- The Company completed its reorganization into the United States and acquired the outstanding 58% controlling interest in QPL (see below).
- The Company acquired the outstanding 18% interest in Fox Entertainment Group, Inc.
- The Company took full ownership of SKY Italia by acquiring Telecom Italia S.p.A.'s ("Telecom Italia") 20% stake.
- The Company restructured the regional sports network partnership with Cablevision resulting in full ownership of Fox Sports Networks Ohio and Fox Sports Networks Florida.
- The Company agreed to sell its direct-to-home satellite TV platforms in Latin America to The DIRECTV Group, Inc., the Company's 34% investee, who plans to consolidate the direct broadcast satellite ("DBS") entities into a single platform in each major territory served.
- The Company implemented a stock repurchase program authorizing the acquisition of up to an aggregate of $3 billion of Class A and Class B Common Stock.
- Subsequent to year-end, the Company formed Fox Interactive Media and signed an agreement to acquire Intermix Media, Inc., including MySpace.com.

Reorganization

Effective November 12, 2004, the Company changed its corporate domicile from Australia to the United States and its reporting currency from the Australian dollar to the U.S. dollar ("the Reorganization"). As a result, the Company's accompanying consolidated financial statements are stated in U.S. dollars as opposed to Australian dollars, which was the currency the Company previously used to present its financial statements, and have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP.

In the Reorganization, all outstanding News Corporation Limited ("TNCL") ordinary shares and preferred limited voting ordinary shares were cancelled and shares of Class A Common Stock and Class B Common Stock were issued in exchange, respectively, on a one-for-two share basis. The financial statements have been presented as if the one for two share exchange took place on July 1, 2002.

Introduction

Management's discussion and analysis of financial condition and results of operations ("MD&A") is intended to help provide an understanding of the Company's financial condition, changes in financial condition and results of operations. MD&A is organized as follows:

- ***Overview of Our Business*** - This section provides a general description of the Company's businesses, as well as recent developments that have occurred either during fiscal 2005 or early fiscal 2006 that the Company believes are important in understanding the results of operations and financial condition or to disclose known trends.
- ***Results of Operations*** - This section provides an analysis of the Company's results of operations for the three fiscal years ended June 30, 2005. This analysis is presented on both a consolidated and a segment basis. In addition, a brief description is provided of significant transactions and events that have an impact on the comparability of the results being analyzed.
- ***Liquidity and Capital Resources*** - This section provides an analysis of the Company's cash flows for the three fiscal years ended June 30, 2005, as well as a discussion of the Company's outstanding debt and commitments, both firm and contingent, that existed as of June 30, 2005. Included in the discussion of outstanding debt is a discussion of the amount of financial capacity available to fund the Company's future commitments and obligations, as well as a discussion of other financing arrangements.
- ***Critical Accounting Policies*** - This section discusses accounting policies considered important to the Company's financial condition and results of operations, and which require significant judgment and estimates on the part of management in application. In addition, Note 2 to the accompanying consolidated financial statements and footnotes summarizes the Company's significant accounting policies, including the critical accounting policy discussion found herein.

Overview of Our Business

The Company is a diversified entertainment company, which manages and reports its businesses in eight segments:

- **Filmed Entertainment**, which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media worldwide, and the production of original television programming in the United States and Canada.
- **Television**, which principally consists of the operation of 35 full power broadcast television stations, including nine duopolies, in the United States (of these stations, 25 are affiliated with the FOX network, nine with the UPN network and one is an independent station); the broadcasting of network programming in the United States, and the development, production and broadcasting of television programming in Asia.
- **Cable Network Programming**, which principally consists of the production and licensing of programming distributed through cable television systems and DBS operators in the United States.
- **Direct Broadcast Satellite Television**, which principally consists of the distribution of premium programming services via satellite directly to subscribers in Italy.
- **Magazines and Inserts**, which principally consists of the publication of free standing inserts, which are promotional booklets containing consumer offers distributed through insertion in local Sunday newspapers in the United States, and providing in-store marketing products and services, primarily to consumer packaged goods manufacturers, in the United States and Canada.
- **Newspapers**, which principally consists of the publication of four national newspapers in the United Kingdom, the publication of more than 110 newspapers in Australia, and the publication of a mass circulation, metropolitan morning newspaper in the United States.
- **Book Publishing**, which principally consists of the publication of English language books throughout the world.
- **Other**, which includes NDS Group plc ("NDS"), a Company engaged in the business of supplying digital technology and services, enabling and supporting digital pay-television platform operators and content providers and Global Cricket Corporation ("GCC"), which has the exclusive rights to broadcast the Cricket World Cup and other related International Cricket Council events through 2007.

The Company competes with many different entities and media in various markets worldwide. In addition to competition in each business, the Company competes for opportunities in the entertainment business with other diversified international entertainment companies such as Time Warner, Viacom, Sony Corporation, The Walt Disney Company and NBC Universal. As new technologies for delivering content and services evolve, the Company is pursuing opportunities to distribute content to consumers through various media including the Internet, mobile devices, video-on-demand, interactive television and video games.

Filmed Entertainment

The Filmed Entertainment segment derives revenue from the production and distribution of feature motion pictures and television series. In general, motion pictures produced or acquired for distribution by the Company are exhibited in U.S. and foreign theaters followed by DVDs (which continue to be a growing revenue stream in the filmed entertainment industry), pay-per-view television, premium subscription television, network television and basic cable and syndicated television exploitation. Television series initially produced for the networks and first-run syndication are generally licensed to domestic and international markets concurrently. The more successful series are typically released in seasonal DVD box sets and later syndicated in domestic markets and international markets. The length of the revenue cycle for television series will vary depending on the number of seasons a series remains in active production and therefore may cause fluctuations in operating results.

The revenues and operating results of the Filmed Entertainment segment are significantly affected by the timing of the Company's theatrical and home entertainment releases, the number of its original and returning television series that are aired by television networks, and the number of its television series in off-network syndication. Theatrical release dates are determined by several factors, including timing of vacation and holiday periods and competition in the marketplace. In seeking to manage its risk, the Company has pursued a strategy of entering into agreements to share the financing of certain films with other parties. The parties to these arrangements include studio and non-studio entities, both domestic and foreign. In several of these agreements, other parties control certain distribution rights.

Operating costs incurred by the Filmed Entertainment segment include exploitation costs, primarily theatrical prints and advertising and home entertainment marketing and manufacturing costs; the amortization of capitalized production, overhead and interest costs; and participations and talent residuals. Selling, general and administrative expenses include salaries, employee benefits, rent and other routine overhead.

Feature film and television production and distribution are speculative businesses since the revenues derived from the production and distribution of a feature film or television series depends primarily upon their acceptance by the public, which is difficult to predict. Operating results derived from the Company's motion picture and television production businesses fluctuate depending upon cost of such productions, the commercial success of the feature films and television series produced and the timing of the recognition of related revenues. Motion picture and television production has experienced cycles in which increased costs for talent and other factors have resulted in higher production costs. The commercial success of a feature film or television series also depends upon the quality and acceptance of other competing films and television series released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Further, the theatrical success of a feature film and the audience ratings for a television series are generally key factors in generating revenues from other distribution channels, such as home entertainment and premium pay television, with respect to feature films, and syndication and home entertainment, with respect to television series. License fees received for television exhibition (including international and U.S. premium television and basic cable television) are recorded as revenue in the period that licensed films or programs are available for such exhibition, which may cause substantial fluctuations in operating results.

The Company competes with other major studios, such as Disney, DreamWorks, Paramount, Sony, Universal and Warner Bros. and independent film producers in the production and distribution of motion pictures and DVDs. As a producer and distributor of television programming, the Company competes with studios, television production groups, and independent producers and syndicators such as Disney, Sony, NBC Universal, Warner Bros. and Paramount Television to sell programming both domestically and internationally. The Company also competes to obtain creative talent and story properties which are essential to the success of the Company's filmed entertainment businesses.

Developments in technology, including digital copying and file compression, and the growing penetration of high-bandwidth Internet connections, increase the threat of content piracy by making it easier to duplicate and widely distribute pirated material. The Company has taken, and will continue to take, a variety of actions to combat piracy, both individually and together with industry associations. To the extent that piracy in the filmed entertainment industry continues or increases, the Company's revenues in this segment may be materially adversely impacted.

In the operation of its businesses, the Company engages the services of writers, directors, actors and others, which are subject to collective bargaining agreements. Work stoppages and/or higher costs in connection with these agreements could adversely impact the Company's operations.

Television and Cable Network Programming

The Company's U.S television operations consist of the FOX Broadcast Network ("FOX") and the 35 television stations owned by the Company. The Company's International television operations consist primarily of STAR Group Limited ("STAR").

The Television segment derives revenues principally from the sale of advertising time. The Cable Network Programming segment also derives a portion of its revenues from advertising sales. The sale of advertising time is affected by viewer demographics, program ratings, major sporting events, major political elections and general market conditions. Adverse changes in the general market conditions for advertising may affect revenues and operating results. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions, as well as buying patterns. A decline in the economic prospects of advertisers or the economy in general could alter current or prospective advertisers' spending priorities. This could cause the Company's revenues and operating results to decline significantly in any given period. Rating points for the Television segment and Cable Network Programming segment are also factors that are weighed when deciding on the advertising rates and the renegotiation of affiliate rates that the Company receives. Poor ratings can lead to a reduction in pricing and advertising spending.

The television broadcast environment is highly competitive. The primary methods of competition in broadcast television are the development and acquisition of popular programming and the development of audience interest through programming promotion, in order to sell advertising at profitable rates. FOX competes for audience, advertising revenues and programming with other broadcast networks such as CBS, ABC, NBC, UPN and the WB, independent television stations, cable program services as well as other media, including DBS television services, DVDs, print and the Internet. In addition, FOX competes with the other broadcast networks to secure affiliations with independently owned television stations in markets across the country.

The television stations owned and operated by the Company compete for programming, audiences and advertising revenues with other television stations and cable networks in their respective coverage areas and, in some cases, with respect to programming, with other station groups, and in the case of advertising revenues, with other local and national media. The competitive position of the television stations owned by the Company is largely influenced by the strength of FOX, and, in particular, the primetime viewership of FOX, as well as the quality of the syndicated programs and local news programs in time periods not programmed by FOX.

In 2002, Nielsen Media Research ("Nielsen") began to transition the existing local television ratings system to the use of Local People Meters ("LPMs") in certain large markets. The transition to LPMs has adversely impacted the ratings of the television stations owned by the Company in the markets where the transition has occurred. In the fourth quarter of fiscal 2005, Nielsen introduced LPMs in the Philadelphia and Washington D.C. markets. In fiscal 2006, Nielsen plans to introduce LPMs in the Dallas and Detroit markets.

Newer technologies, including video on demand, personal video recorders and other devices that allow users to view television or motion pictures from a remote location or on a time-delayed basis, and technologies which implement the ability for users to fast-forward, rewind, pause and skip programming may cause changes in consumer behavior that could affect the attractiveness of the Company's offerings to viewers, advertisers and/or distributors and could, therefore, have an adverse effect on the Company's businesses, particularly its Television and Cable Network Programming businesses.

Generally, the Company's cable networks, which target various demographics, derive a majority of their revenues from monthly affiliate fees received from cable television systems and DBS operators based on the number of its subscribers, net of the amortization of cable distribution investments (capitalized fees paid to a cable operator or DBS operator to facilitate the launch of a cable network). Cable television and DBS are currently the predominant means of distribution of the Company's program services in the United States. Internationally, distribution technology varies region by region.

The Company's cable networks compete for carriage on cable television systems, DBS operators and other distributors with other program services, as well as other uses of bandwidth, such as retransmission of free over-the-air broadcast networks, telephony and data transmission. A primary focus of competition is for distribution of the Company's cable networks that are not already distributed within a particular cable television or DBS system. For such program services, distributors make decisions on the use of bandwidth based on various considerations, including amounts paid by programmers for launches, subscription fees payable by distributors and appeal to the distributors' subscribers.

FOX is dependent upon the maintenance of affiliation agreements with third party owned television stations, and there can be no assurance that these affiliation agreements will be renewed in the future on terms acceptable to the Company. The loss of a significant number of these affiliation arrangements could reduce the distribution of FOX thereby adversely affecting the Company's ability to sell national advertising time. Similarly, the Company's cable networks maintain affiliation and carriage arrangements that enable them to reach a large percentage of cable television and direct broadcast satellite households across the United States. The loss of a significant number of these arrangements or the loss of carriage on basic programming tiers could reduce the distribution of the Company's cable networks, which may also adversely affect such cable networks' revenues from subscriber fees and ability to sell national and local advertising time.

In Asia, STAR's programming is primarily distributed via satellite to local cable operators or other pay TV platform operators for distribution to their subscribers. STAR derives its revenue from the sale of advertising time as well as affiliate fees from these pay TV platform operators.

The most significant operating expenses of the Television segment and the Cable Network Programming segment are expenses related to acquiring and producing programming and the production and technical expenses related to operating the technical facilities of the broadcaster or cable network. Other expenses include promotional expenses related to improving the market visibility and awareness of the broadcaster or cable network and sales commissions paid to the in-house advertising sales force, as well as salaries, employee benefits, rent and other routine overhead.

Sports programming rights contracts between the Company, on the one hand, and various professional sports leagues and teams, on the other, have varying duration and renewal terms. As these contracts expire, the Company may seek renewals on commercial terms; however, third parties may outbid the current rights holders for such rights contracts. In addition, professional sports leagues or teams may create their own networks or the renewal costs could substantially exceed the original contract cost. The loss of rights could impact the extent of the sports coverage offered by FOX and its affiliates, and the Company's regional sports networks ("RSNs"), and could adversely affect its advertising and affiliate revenues. Conversely, if the Company is able to renew these contracts, the results could be adversely affected if escalations in sports programming rights costs are unmatched by increases in advertising rates and, in the case of cable networks, subscriber fees.

The Company has several multi-year sports rights agreements, including contracts with the National Football League ("NFL") through fiscal 2012, contracts with the National Association of Stock Car Auto Racing ("NASCAR") for certain races through calendar year 2006 and exclusive rights for certain ancillary content through calendar year 2012, and a contract with Major League Baseball ("MLB") through calendar year 2006. These contracts provide the Company with the broadcast rights to certain national sporting events during their respective terms. In June 2005, NASCAR exercised an early termination clause in one of its contracts. Prior to the early termination, the Company had the right to broadcast certain races through calendar year 2008. The Company still maintains certain exclusive NASCAR ancillary content rights through calendar year 2012. The costs of these sports contracts are charged to expense based on the ratio of each period's operating profits to estimated total remaining operating profit of the contract.

The profitability of these long-term national sports contracts, as discussed above, is based on the Company's best estimates at June 30, 2005 of directly attributable revenues and costs; such estimates may change in the future, and such changes may be significant. Should revenues decline from estimates applied at June 30, 2005, a loss will be recorded. Should revenues improve as compared to estimated revenues, the Company will have a positive operating profit related to the contract, which will be recognized over the estimated remaining contract term.

In general, the television broadcasting and multichannel video programming and distribution industries in the United States are highly regulated by federal laws and regulations issued and administered by various federal agencies, including the Federal Communications Commission ("FCC"). The FCC generally regulates, among other things, the ownership of media (including ownership by non-U.S. citizens), broadcast and multichannel video programming and technical operations of broadcast and satellite licensees. Further, the United States Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operations and ownership of the Company's U.S. media properties. Similarly, changes in regulations imposed by governments in other jurisdictions in which the Company, or entities in which it has an interest, operate could adversely affect the Company's business and results of operations.

While the Company seeks to ensure compliance with federal indecency laws and related FCC regulations, the definition of "indecency" is subject to interpretation and there can be no assurance that the Company will not broadcast programming that is ultimately determined by the FCC to violate the prohibition against indecency. Such programming could subject the Company to regulatory review or investigation, fines, adverse publicity or other sanctions, including the loss of station licenses.

Direct Broadcast Satellite Television

SKY Italia derives revenues principally from subscriber fees. The Company believes that the quality and variety of video, audio and interactive programming, quality of picture, access to service, customer service and price are the key elements for gaining and maintaining market share. SKY Italia's competition includes companies that offer video, audio, interactive programming, telephony, data and other information and entertainment services, including broadband Internet providers, digital terrestrial transmission ("DTT") services, wireless companies and companies that are developing new technologies.

During the fiscal year, competitive DTT services in Italy expanded to include pay-per-view offering of soccer games previously available exclusively on the SKY Italia platform. The Company is currently prohibited from providing a DTT service under regulations of the European Commission. In addition, the Italian government offers a subsidy on DTT decoders. As a result, DTT operators could entice potential SKY Italia subscribers to their system.

SKY Italia's most significant operating expenses are those related to acquiring entertainment, movie and sports programming and subscribers and the production and technical expenses related to operating the technical facilities.

Magazines and Inserts

The Magazine and Inserts segment derives revenues from the sale of advertising space in free standing inserts, in-store promotional advertising, subscriptions and production fees. Adverse changes in general market conditions for advertising may affect revenues. Operating expenses for the Magazine and Inserts segment include paper costs, promotional, printing, retail commissions, distribution expenses and production costs. Selling, general and administrative expenses include salaries, employee benefits, rent and other routine overhead.

Newspapers

The Newspapers segment derives revenues from the sale of advertising space and the sale of published newspapers. Adverse changes in general market conditions for advertising may affect revenues. Circulation revenues can be greatly affected by changes in competitors' cover prices and by promotion activities. Operating expenses for the Newspapers segment include costs related to newsprint, ink, printing costs and editorial content. Selling, general and administrative expenses include salaries, employee benefits, rent and other routine overhead.

The Newspapers segment's advertising volume and the price of newsprint are the key uncertainties whose fluctuations can have a material effect on the Company's operating results and cash flow. The Company has to anticipate the level of advertising volume and newsprint prices in managing its businesses to maximize operating profit during expanding and contracting economic cycles. Newsprint is a basic commodity and its price is sensitive to the balance of supply and demand. The Company's costs and expenses are affected by the cyclical increases and decreases in the price of newsprint. The newspapers published by the Company compete for readership and advertising with local and national newspapers and also compete with television, radio and other communications media in their respective locales. Competition for newspaper circulation is based on the news and editorial content of the newspaper, cover price and, from time to time, various promotions. The success of the newspapers published by the Company in competing with other newspapers and media for advertising depends upon advertisers' judgments as to the most effective use of their advertising budgets. Competition for advertising among newspapers is based upon circulation levels, reader demographics, advertising rates and advertiser results. Such judgments are based on factors, such as cost, availability of alternative media, circulation and quality of readership demographics.

Book Publishing

The Book Publishing segment derives revenues from the sale of adult and children's books in the United States and internationally. The revenues and operating results of the Book Publishing segment are significantly affected by the timing of the Company's releases and the number of its books in the marketplace. The book publishing marketplace is subject to increased periods of demand in the summer months and during the end-of-year holiday season. Each book is a separate and distinct product, and its financial success depends upon many factors, including public acceptance.

Major new title releases represent a significant portion of the Company's sales throughout the year. Consumer books are generally sold on a fully returnable basis, resulting in the return of unsold books. In the domestic and international markets, the Company is subject to global trends and local economic conditions.

Operating expenses for the Book Publishing segment include costs related to paper, printing, authors' royalties, editorial, art and design expenses. Selling, general and administrative expenses include promotional expenses, salaries, employee benefits, rent and other routine overhead.

The book publishing business operates in a highly competitive market and has been affected by consolidation trends. This market continues to change in response to technological innovations and other factors. Recent years have brought a number of significant mergers among the leading book publishers. The book superstore remains a significant factor in the industry contributing to the general trend toward consolidation in the retail channel. There have also been a number of mergers completed in the distribution channel. The Company must compete with other publishers such as Random House, Penguin Group and Simon & Schuster for the rights to works by well-known authors and public personalities. Although the Company currently has strong positions in each of its markets, further consolidation in the book publishing industry could place us at a competitive disadvantage with respect to scale and resources.

Other Recent Business Developments

In July 2005, the Company announced the formation of Fox Interactive Media ("FIM"), a new unit that will manage the Company's entertainment, news and sports brands, including foxsports.com, foxnews.com and fox.com, and the Company owned television station web properties, across the Internet. FIM will focus on leveraging the Company's current and archive video assets, while building an integrated web domain with multiple points of entry and navigation capabilities that users will be able to customize and personalize.

In July 2005, the Company also announced that it signed a definitive agreement to acquire Intermix Media, Inc. ("Intermix") for approximately $580 million in cash, or the equivalent of $12 per common share. In a related transaction, the Company agreed to loan approximately $70 million to Intermix, which may be used by Intermix to exercise its option to acquire the 47% of MySpace.com that it does not already own. Upon completion of the transactions, both MySpace.com and Intermix's websites will become part of News Corporation's newly formed Fox Interactive Media unit, as discussed above. This transaction is expected to close in the second quarter of fiscal 2006 and is subject to certain customary conditions including the approval of the Intermix common and preferred stockholders.

In August 2005, the Company announced that it had signed a definitive agreement to acquire Scout Media, Inc., the parent company of Scout.com, the country's leading independent online sports network, and Scout Publishing, producer of widely read local sports magazines in the U.S., for approximately $60 million.

Results of Operations

Results of Operations – Fiscal 2005 versus Fiscal 2004

The following table sets forth the Company's operating results for fiscal 2005 as compared to fiscal 2004.

For the year ended June 30,	2005	2004	Change	% Change
		($ millions)		
Revenues	**$23,859**	**$20,802**	**$3,057**	**15%**
Expenses:				
Operating	$15,901	$13,942	$1,959	14%
Selling, general and administrative	3,697	3,364	333	10%
Depreciation and amortization	648	565	83	15%
Other operating expense	49	—	49	**
Total operating income	**$ 3,564**	**$ 2,931**	**$ 633**	**22%**
Interest expense, net	$ (536)	$ (532)	$ (4)	(1)%
Equity earnings of affiliates	355	170	185	**
Other, net	178	186	(8)	(4)%
Income before income tax expense and minority interest in subsidiaries	**$ 3,561**	**$ 2,755**	**$ 806**	**29%**
Income tax expense	(1,220)	(1,014)	(206)	(20)%
Minority interest in subsidiaries, net of tax	(213)	(208)	(5)	(2)%
Net income	**$ 2,128**	**$ 1,533**	**$ 595**	**39%**

** not meaningful

Overview – For the fiscal year ended June 30, 2005, the Company's revenues increased $3,057 million from $20,802 million for the fiscal year ended June 30, 2004 to $23,859 million. This 15% increase was primarily due to revenue increases at the Filmed Entertainment, Newspaper, Direct Broadcast Satellite Television, Television and Cable Network Programming segments. Operating expenses increased approximately 14% for the fiscal year ended June 30, 2005 from fiscal 2004, primarily due to increased theatrical releasing costs, home entertainment marketing and manufacturing costs and amortization of production and participation costs at the Filmed Entertainment segment, and increased sports programming and entertainment programming costs at the Television, Cable Network Programming and Direct Broadcast Satellite Television segments. Selling, general and administrative expenses increased approximately 10% from fiscal 2004 primarily due to increased subscriber acquisition costs at SKY Italia and increased employee costs in support of the Company's growing businesses. Depreciation and amortization increased approximately 15% primarily due to accelerated depreciation recognized on printing plant assets in the United Kingdom and amortization on the intangible assets acquired in the Fox Entertainment Group acquisition. In fiscal 2005, the Company also recognized Other operating expense of $49 million in relation to the Reorganization into the United States. For the fiscal year ended June 30, 2005, Operating income increased $633 million to $3,564 million from fiscal 2004. These increases were primarily due to improved revenue increases noted above.

Interest expense, net – Interest expense increased $4 million from fiscal 2004 due primarily to interest on the Company's issuance of $1.75 billion in Senior Notes in December 2004 partially offset by increased interest income on higher cash balances.

Equity earnings of affiliates – Equity earnings of affiliates of $355 million for the fiscal year ended June 30, 2005 increased $185 million from $170 million for the fiscal year ended June 30, 2004 primarily due to increased contributions from British Sky Broadcasting Group plc ("BSkyB") and the comparatively favorable impact from foreign currency fluctuations reported by the Latin America DBS platforms, partially offset by increased losses at The DIRECTV Group, Inc. ("DIRECTV").

For the year ended June 30,	2005	2004	Change	% Change
		($ millions)		
The Company's share of equity earnings (losses) of affiliates principally consists of:				
British Sky Broadcasting Group plc	$ 374	$265	$ 109	(41)%
The DIRECTV Group, Inc.	(186)	(57)	(129)	**
Sky Brasil	49	(37)	86	**
Innova	27	(10)	37	**
FOXTEL	(20)	(19)	(1)	(5)%
Other equity affiliates	111	28	83	**
Total Equity earnings (losses) of affiliates	$ 355	$170	$ 185	**

** not meaningful

The Company's share of DIRECTV's losses for the fiscal year ended June 30, 2005 was $186 million and includes the Company's share of DIRECTV's increased loss from its sale of PanAmSat resulting from a reduction in the sales proceeds, the Company's portion of the SPACEWAY program impairment and the amortization of certain finite-lived assets and liabilities as of December 22, 2003 and, as required, exclude certain items that were recognized by DIRECTV as income and expense within its results.

Other, net – For the fiscal year ended June 30, 2005, the Company reported income of $178 million in Other, net primarily comprised of the unrealized gain in fair value on the Company's exchangeable securities in the amount of approximately $246 million and a gain on the sale of Rogers Sportsnet of approximately $39 million, partially offset by an $85 million loss on the exchange of the Company's investment in Regional Programming Partners ("RPP") and a $55 million loss on the sale of a Latin American DBS business to DIRECTV. For the fiscal year ended June 30, 2004, Other, net of $186 million was primarily comprised of a gain on the sale of SKY PerfecTV! of approximately $105 million, the receipt of a $52 million dividend from Monarchy Enterprises Holdings, B.V., a cost based investment, a gain of $26 million related to the settlement of the Company's insurance claim primarily for the September 2001 loss of its broadcast tower at the World Trade Center in New York, and the unrealized gain in fair value on the Company's exchangeable securities in the amount of $18 million.

Income tax expense – The effective tax rate for the fiscal year ended June 30, 2005 is 34% as compared to the effective tax rate of 37% for fiscal 2004. The effective tax rate for the fiscal year ended June 30, 2005 is lower than the U.S. statutory rate primarily due to the resolution of foreign income tax audits during fiscal 2005. Excluding this tax benefit, the effective tax rate was 38% for the fiscal year ended June 30, 2005 and is higher than the U.S. statutory rate primarily due to state and foreign income taxes.

Net income – For the fiscal year ended June 30, 2005, the Company reported net income of $2,128 million as compared to $1,533 million for the fiscal year ended June 30, 2004. This increase was primarily due to the operating income increase noted above.

Segment Analysis:

The following table sets forth the Company's revenues and operating income by segment, for fiscal 2005 as compared to fiscal 2004.

For the year ended June 30,	2005	2004	Change	% Change
		($ millions)		
Revenues:				
Filmed Entertainment	$ 5,919	$ 5,187	$ 732	14%
Television	5,338	5,027	311	6%
Cable Network Programming	2,688	2,409	279	12%
Direct Broadcast Satellite Television	2,313	1,665	648	39%
Magazines & Inserts	1,068	979	89	9%
Newspapers	4,083	3,425	658	19%
Book Publishing	1,327	1,276	51	4%
Other	1,123	834	289	35%
Total revenues	**$23,859**	**$20,802**	**$3,057**	**15%**
Operating income (loss):				
Filmed Entertainment	$ 1,058	$ 905	$ 153	17%
Television	952	950	2	—
Cable Network Programming	702	488	214	44%
Direct Broadcast Satellite Television	(173)	(277)	104	38%
Magazines & Inserts	298	271	27	10%
Newspapers	740	565	175	31%
Book Publishing	164	157	7	4%
Other	(177)	(128)	(49)	(38)%
Total operating income	**$ 3,564**	**$ 2,931**	**$ 633**	**22%**

Filmed Entertainment (25% of the Company's consolidated revenues in fiscal years 2005 and 2004)

For the fiscal year ended June 30, 2005, revenues at the Filmed Entertainment segment increased from $5,187 million to $5,919 million or 14%. This increase was primarily due to higher worldwide home entertainment revenues and worldwide theatrical revenues. Higher home entertainment revenues reflect the strong worldwide performances of *The Day After Tomorrow*, *Garfield*, *Dodgeball*, *Alien vs. Predator*, *I, Robot*, the *Star Wars Trilogy*, and the distribution fees earned for *The Passion of the Christ*. In addition, television titles such as *24*, *The Simpsons* and *Family Guy* also contributed to this increase. The Company's DVD revenues rose approximately 32% for the fiscal year ended June 30, 2005 over fiscal 2004, with 81% and 19% of DVD revenues generated from the sale and distribution of film titles and television titles, respectively. The theatrical revenue increase was driven by several strong worldwide theatrical releases including *I, Robot*, *Alien vs. Predator*, *Robots*, *Hide & Seek*, *Sideways*, and *Kingdom of Heaven* as well as continued contributions from fiscal 2004 releases including *Dodgeball*, *Garfield* and *The*

Day After Tomorrow. Fiscal 2004 included the theatrical releases *League of Extraordinary Gentlemen, Cheaper by the Dozen, Master and Commander: The Far Side of the World, 28 Days Later, Man on Fire, The Day After Tomorrow, Garfield,* and *Dodgeball.*

For the year ended June 30, 2005, the Filmed Entertainment segment reported Operating income of $1,058 million as compared to $905 million in fiscal 2004. This improvement was due to the revenue increases noted above as well as the distribution fees earned for *Star Wars Episode III: Revenge of the Sith* and *Mr. and Mrs. Smith*, partially offset by increased theatrical releasing costs, home entertainment marketing and manufacturing costs, amortization of production and participation costs directly associated with the increase in revenues noted above and the disappointing theatrical release of *Flight of the Phoenix.*

Television (22% and 24% of the Company's consolidated revenues in fiscal years 2005 and 2004, respectively)

The Television segment reported revenue of $5,338 million for the fiscal year ended June 30, 2005 as compared to $5,027 million in fiscal 2004. Operating income at the Television segment was $952 million as compared to $950 million in fiscal 2004.

Revenues for the fiscal year ended June 30, 2005 at the Company's U.S. television operations increased approximately 6% from fiscal 2004. The Company experienced increased advertising revenues from the telecast of the Super Bowl and Daytona 500, which were not telecast on FOX in fiscal 2004 and higher pricing for NFL regular season and prime time broadcasts. This increase was partially offset by a decrease in prime time ratings as compared to fiscal 2004, advertising weakness in the U.S. markets as well as the adverse impact of the transition to LPMs on ratings. Operating income for the fiscal year ended June 30, 2005 at the Company's U.S. television operations decreased approximately 7% as compared to fiscal 2004. This is due primarily to increased sports programming costs for the Super Bowl and Daytona 500 and increased entertainment program costs for returning series. Partially offsetting this increase in Operating loss are lower advertising expenses, lower priced renewals of expired syndicated product and lower music license fees.

Revenues and operating income for the fiscal year ended June 30, 2005 at the Company's international television operations increased from fiscal 2004. These increases were primarily driven by increased advertising revenues due to growth in India and increased subscription revenues due to the launch of new channels in India.

Cable Network Programming (11% and 12% of the Company's consolidated revenues in fiscal years 2005 and 2004, respectively)

Total revenues for the Cable Network Programming segment increased by $279 million or approximately 12% from $2,409 million to $2,688 million for the fiscal year ended June 30, 2005. This increase reflected improved results across all of the Cable Network Programming channels. Fox News Channel's ("Fox News"), the FX Network's ("FX") and the RSN's revenues increased 20%, 18%, and 9%, respectively, over fiscal 2004.

At Fox News, advertising revenues increased 22% over fiscal 2004 primarily driven by higher national pricing and higher volume. Net affiliate revenue increased 14%, which can be attributed to an increase in subscribers and higher rates per subscriber as compared to fiscal 2004. As of June 30, 2005, Fox News reached approximately 88 million Nielsen households, a 3% increase over fiscal 2004.

At FX, advertising revenues increased 18% over fiscal 2004 due to higher ratings and improved pricing. Net affiliate revenue increased 18% over fiscal 2004, reflecting an increase in subscribers and higher average rates per subscriber. As of June 30, 2005, FX reached approximately 87 million Nielsen households, a 4% increase over fiscal 2004.

At the RSNs, net affiliate revenue increased 11% over fiscal 2004 primarily due to an increase in DBS subscribers and higher average rates per subscriber, net of allowances related to the cancellation of the 2004-05 National Hockey League ("NHL") season, as well as the additional revenue from the consolidation of the RSNs in Florida and Ohio in April 2005. Advertising revenues increased 3% due to the consolidation of RSNs in Florida and Ohio in April 2005, which more than offset the negative impact from the absence of NHL telecasts as a result of the cancellation of the NHL season.

The Cable Network Programming segment reported operating income of $702 million, an increase of $214 million over fiscal 2004. This improvement was primarily driven by the revenue increases noted above as well as lower programming costs at the RSNs due to the NHL season cancellation and the absence of losses from the Los Angeles Dodgers ("Dodgers") due to the its sale in fiscal 2004. Partially offsetting these improvements were higher programming expenses for original series and movies at FX, higher programming and news gathering costs at Fox News and for additional MLB and National Basketball Association ("NBA") events at the RSNs.

Direct Broadcast Satellite Television (10% and 8% of the Company's consolidated revenues in fiscal years 2005 and 2004, respectively)

For the fiscal year ended June 30, 2005, SKY Italia's revenues increased to $2,313 million from $1,665 million in fiscal 2004. The 39% revenue growth was primarily driven by the addition of approximately 650,000 net new subscribers during fiscal 2005 which resulted in SKY Italia's subscriber base growing to approximately 3.3 million at June 30, 2005. SKY Italia also improved its subscriber churn rate to approximately 9% from approximately 19% in fiscal 2004. Subscriber churn for the period represents the number of SKY Italia subscribers who terminate service during the period divided by the average SKY Italia subscribers for that period.

Also contributing to revenue growth during the year ended June 30, 2005 was an increase in average rate per subscriber ("ARPU") from approximately €42 in fiscal 2004 to approximately €44 in fiscal 2005. This increase was driven by subscribers opting for more premium programming. SKY Italia calculates ARPU by dividing total subscriber-related revenues for the period by the average subscribers for the period, and dividing that amount by the number of months in the period. Subscriber-related revenues are comprised of total subscription revenue, pay-per-view revenue and equipment rental revenue for the period. Average subscribers are calculated for the period by adding the beginning and ending subscribers for the period and dividing by two.

Subscriber acquisition costs per subscriber ("SAC") increased from €204 in fiscal 2004 to €243 in fiscal 2005 primarily due to the Company's free installation program implemented in fiscal 2005. SAC is calculated by dividing total subscriber acquisition costs for a period by the number of gross new Sky Italia subscribers during the period. Subscriber acquisition costs include the cost of the commissions paid to retailers and other distributors, the cost of equipment sold directly by SKY Italia to subscribers and the costs related to installation and acquisition advertising, net of any upfront activation fee. SKY Italia excludes the value of equipment capitalized under SKY Italia's equipment lease program as well as payments and the value of returned equipment related to disconnected lease program subscribers from subscriber acquisition costs.

For the fiscal year ended June 30, 2005, the operating loss at SKY Italia of $173 million, improved by 38% as compared to the loss of $277 million in fiscal 2004. The revenue growth was partially offset by increased programming spending primarily due to the broadcast of additional soccer matches and movie titles as well as the addition of ten new entertainment and news channels on the basic programming tier. Additionally, the Company incurred costs associated with the one-time swap-out of set-top boxes which were using outdated encryption software. In fiscal 2005, the weakening of the U.S. dollar against the Euro resulted in approximately 6% of the increase in revenue and operating loss as compared to fiscal 2004.

Magazines and Inserts (4% and 5% of the Company's consolidated revenues in fiscal years 2005 and 2004, respectively)

For the fiscal year ended June 30, 2005, revenues at the Magazines and Inserts segment increased $89 million to $1,068 million from $979 million in fiscal 2004. This was primarily the result of a volume increase in the Company's InStore advertising business due to higher demand for its at-shelf advertising products in supermarkets in the United States. Operating income increased to $298 million in fiscal 2005 from $271 million in fiscal 2004. This increase is primarily due to the revenue increases noted above.

Newspapers (17% and 16% of the Company's consolidated revenues in fiscal years 2005 and 2004, respectively)

The Newspapers segment reported revenue of $4,083 million for the fiscal year ended June 30, 2005 as compared to $3,425 million in fiscal 2004. For the year ended June 30, 2005, Operating income at the Newspapers segment was $740 million, an increase of 31% from $565 million in fiscal 2004 resulting from increases at the Company's Australian operations and a recovery related to the refurbishment of its U.S. printing plant, partially offset by decreases at the Company's U.K. operations.

For the fiscal year ended June 30, 2005, U.K. newspapers' revenues increased approximately 11% primarily due to increased circulation and advertising revenues and the weakening of the U.S. dollar against Sterling. Circulation revenue increased over the corresponding period of fiscal 2004 due to the national rollout of the compact product at *The Times*, as well as cover price increases on the Company's other U.K. national papers. This increase in circulation revenue was partly offset by lower net circulation at *The Sun*, *The Sunday Times* and *The News of the World.* Advertising revenue was higher due to increases at the Company's U.K. national newspapers primarily due to a higher volume on color advertisements and increased commercial inserts. This increase in advertising revenue was partially offset by a decrease at *The Times* due to lower volumes and prices. Operating income decreased for the fiscal year ended June 30, 2005 as compared to fiscal 2004. This decrease is primarily due to increased depreciation and other costs associated with the development of new printing plants in the United Kingdom over the next four to five years. Also contributing to the decrease in operating income are increased operating costs resulting from increased production, increased pagination and higher newsprint costs. These additional costs were partly offset by lower promotion costs in fiscal 2005 as well as the weakening of the U.S. dollar against Sterling. During the fiscal year ended June 30, 2005, the weakening of the U.S. dollar against Sterling resulted in approximately 7% increases to both revenues and operating income as compared to fiscal 2004.

For the fiscal year ended June 30, 2005, the Company's Australian newspapers' revenues increased 34% due to the consolidation of the results of QPL in November 2004, improved display and classified revenues and the weakening of the U.S. dollar against the Australian dollar. The advertising revenue increases were driven by the continued strong economic conditions in Australia and new sales initiatives, resulting in gains in national, retail and employment display and the employment and real estate classified sections. Operating income increased 58% as compared to fiscal 2004 primarily due to the revenue increases noted above. During the fiscal year ended June 30, 2005, the weakening U.S. dollar resulted in increases of approximately 5% in revenues and operating income, noted above, as compared to the fiscal year ended June 30, 2004.

Book Publishing (6% of the Company's consolidated revenues in fiscal years 2005 and 2004)

HarperCollins recorded revenues of $1,327 million in fiscal 2005, a $51 million or 4% increase from revenues of $1,276 million in fiscal 2004. The revenue increase is primarily attributable to strong performances in the General Books, Childrens and United Kingdom divisions including the strong sales of the 11 titles in Lemony Snicket's *A Series of Unfortunate Events.* In fiscal 2005, HarperCollins had 103 titles on the New York Times Bestseller List with 15 titles reaching the number one position compared to 97 titles on the New York Times Bestseller List for fiscal 2004. Other notable releases and strong titles in fiscal 2005 included *The Purpose Driven Life* by Rick Warren, *State Of Fear* by Michael Crichton, *YOU: The Owners Manual* by Michael F. Roizen and Mehmet C. Oz, *American Soldier* by Tommy Franks, *Winning* by Jack Welch, and *Freakonomics* by Steven Levitt and Stephen Dunbar. Operating income was $164 million in fiscal 2005, an increase of 4% from fiscal 2004 due to the revenue increases noted above.

Other (5% and 4% of the Company's consolidated revenues in fiscal years 2005 and 2004, respectively)

For the fiscal year ended June 30, 2005, revenues at the Other segment increased from $834 million for fiscal 2004 to $1,123 million. Included in this increase were higher revenues at NDS and GCC. The increase in NDS' revenues was due to increased smartcard shipments as well as an increase in total authorized smartcards in use as compared to fiscal 2004. The increase in GCC's revenues was due to the International Cricket Council Champions Trophy 2004 that was held in September 2004 with no comparable event in fiscal 2004. For the fiscal year ended June 30, 2005, the Other segment reported Operating losses of $177 million as compared to $128 million in fiscal 2004. The increased loss was due to costs related to the Reorganization and increased research and development costs at NDS, partially offset by the revenue increases noted above.

Results of Operations—Fiscal 2004 versus Fiscal 2003

The following table sets forth the Company's operating results for fiscal 2004 as compared to fiscal 2003.

For the year ended June 30,	2004	2003	Change	% Change
	($ millions)			
Revenues	**$20,802**	**$17,380**	**$3,422**	**20%**
Expenses:				
Operating	$13,942	$11,894	$2,048	17%
Selling, general and administrative	3,364	2,692	672	25%
Depreciation and amortization	565	414	151	36%
Total operating income	**$ 2,931**	**$ 2,380**	**$ 551**	**23%**
Interest expense, net	$ (532)	$ (524)	$ (8)	(2)%
Equity earnings (losses) of affiliates	170	(344)	514	**
Gain on issuance of subsidiary/affiliate shares	—	163	(163)	**
Other, net	186	(9)	195	**
Income before income tax expense and minority interest in subsidiaries	**$ 2,755**	**$ 1,666**	**$1,089**	**65%**
Income tax expense	(1,014)	(629)	(385)	(61)%
Minority interest in subsidiaries, net of tax	(208)	(215)	7	3%
Net income	**$ 1,533**	**$ 822**	**$ 711**	**86%**

** *not meaningful*

Overview – For the year ended June 30, 2004, the Company's revenues increased $3,422 million from $17,380 million for the year ended June 30, 2003 to $20,802 million. This 20% increase was primarily due to revenue increases at the Filmed Entertainment, Television, Cable Network Programming, Direct Broadcast Satellite Television and Newspapers segments. Operating expenses increased approximately 17% for the year ended June 30, 2004 primarily due to the inclusion of twelve months of operating results of SKY Italia as compared to only two months of results in fiscal 2003, higher film amortization and increased home entertainment manufacturing and marketing costs at the Filmed Entertainment segment, increased sports programming costs for MLB at the Television segment and system integration costs at the Direct Broadcast Satellite Television segment. For the year ended June 30, 2004, Operating income increased $551 million to $2,931 million from fiscal 2003. These increases were primarily due to improved results at the Filmed Entertainment, Television, Cable Network Programming and Newspapers segments partially offset by the inclusion of twelve months of operating losses of SKY Italia as compared to only two months of losses in fiscal 2003.

Equity earnings (losses) of affiliates – Equity earnings of affiliates of $170 million improved $514 million from losses of $344 million in fiscal 2003. This improvement is primarily due to improved results at BSkyB and the absence of losses due to the consolidation of Stream (now SKY Italia) in fiscal 2004. Also in fiscal 2003, the Company recorded a $305 million charge to recognize an other-than-temporary decline in value of the investment in Gemstar-TV Guide International, Inc. ("Gemstar-TV Guide"). Also contributing to the increases noted above were favorable results at RPP, due to income it recognized from the termination of certain MLB rights agreements. These improvements were partially offset by the inclusion of the Company's share of losses from DIRECTV, which was acquired in December 2003.

For the year ended 30 June,	2004	2003	Change	% Change
	($ millions)			
The Company's share of equity earnings (losses) of affiliates principally consists of:				
British Sky Broadcasting Group plc	$265	$ 128	$137	**
Gemstar - TV Guide	(39)	(298)	259	87%
The DIRECTV Group, Inc.	(57)	—	(57)	**
Stream	—	(198)	198	**
Other associated entities	1	24	(23)	(96)%
Total Equity earnings (losses) of affiliates	$170	$(344)	$514	**

** not meaningful

Gain on issuance of subsidiary/affiliate shares – In November 2002, Fox Entertainment Group, Inc. ("FEG"), a subsidiary of the Company sold 50 million shares of its Class A common stock in a public offering. The net proceeds received by FEG were approximately $1.2 billion and were used to repay intercompany indebtedness to the Company and its affiliates. This offering reduced the Company's equity ownership and voting percentage in FEG from 85% and 98% to 81% and 97%, respectively, and increased minority interest in subsidiaries. In accordance with SAB No. 51, the Company recognized a gain of approximately $71 million in connection with this transaction in Gain on sale of subsidiary/affiliate shares in the accompanying consolidated statements of operations for the year ended June 30, 2003. This gain was limited because the Company's ownership interest in FEG increased since the time of FEG's initial public offering in fiscal year 1999.

Also in fiscal 2003, BSkyB, an affiliate of the Company issued 43.2 million new shares as consideration related to its purchase of an interest in British Interactive Broadcasting Holdings Limited. In accordance with SAB No. 51, the Company recognized a gain of approximately $92 million in connection with this transaction in Gain on sale of subsidiary/affiliate shares in the accompanying consolidated statements of operations for the year ended June 30, 2003. As a result of this transaction, the Company's ownership in BSkyB was diluted to 35%.

No such transactions occurred during fiscal 2004.

Other, net – Other, net was a gain of $186 million for the year ended June 30, 2004. Other, net included a gain of $105 million on the sale of the Company's interest in Sky PerfecTV!, a DBS service provider. Also, during fiscal 2004, the Company received a special dividend from Monarchy Enterprises Holdings B.V., a cost based investment. The portion of the dividend representing a distribution of the Company's share of cumulative earnings of the investee of $52 million is reflected as Other, net while the balance was reflected as a return of capital. Other, net also included a gain of $26 million related to the settlement in fiscal 2004 of the Company's insurance claim primarily for for the September 2001 loss of its broadcast tower at the World Trade Center in New York, New York. The fiscal 2003 amount primarily includes a gain on the settlement of the Company's exchangeable debt securities embedded derivatives, as discussed below, which was more than offset by a charge of $92 million to write down the Company's investment in Knowledge Enterprises. The charge was based on Knowledge Enterprises' planned equity rights offering and reflects the estimated recoverable value of this investment.

The Company has certain outstanding exchangeable debt securities which contain embedded derivatives. Pursuant to SFAS No. 133, these embedded derivatives are not designated as hedges, and, as such, changes in their fair value are recognized in Other, net. Fiscal 2004 and fiscal 2003, Other, net included gains on the change in fair value of exchangeable securities of $18 million and loss of $14 million, respectively. (See Notes 2 and 9 to the Consolidated Financial Statements of News Corporation for a more detailed description of the Company's exchangeable securities and their corresponding embedded derivatives.)

Income tax expense – The effective tax rate for the year ended June 30, 2004 was 37% as compared to the fiscal 2003 effective tax rate of 38%. The change in the effective tax rate was principally from the non-recognition of a tax benefit on the Gemstar-TV Guide impairment charge in fiscal 2003 with no comparable charge in fiscal 2004.

Minority interest expense. For the year ended June 30, 2004, Minority interest expense decreased $7 million from $215 million for fiscal year 2003 to $208 million. This decrease was primarily due to the allocation of losses of SKY Italia to its minority shareholder, partially offset by improved results at FEG.

Net income – Net income for the year ended June 30, 2004 was $1,533 million, an improvement of $711 million from $822 million for fiscal 2003. This improvement was due to the increased operating results noted above for the year ended June 30, 2004 as compared to fiscal 2003.

Segment Analysis:

The following table sets forth the Company's revenues and operating income by segment, for fiscal 2004 as compared to fiscal 2003.

For the year ended June 30,	2004	2003	Change	% Change
	($ millions)			
Revenues:				
Filmed Entertainment	$ 5,187	$ 4,486	$ 701	16%
Television	5,027	4,763	264	6%
Cable Network Programming	2,409	2,145	264	12%
Direct Broadcast Satellite Television	1,665	220	1,445	**
Magazines & Inserts	979	923	56	6%
Newspapers	3,425	2,718	707	26%
Book Publishing	1,276	1,162	114	10%
Other	834	963	(129)	(13)%
Total revenues	**$20,802**	**$17,380**	**$3,422**	**20%**
Operating income (loss):				
Filmed Entertainment	$ 905	$ 661	$ 244	37%
Television	950	859	91	11%
Cable Network Programming	488	300	188	63%
Direct Broadcast Satellite Television	(277)	(81)	(196)	**
Magazines & Inserts	271	257	14	5%
Newspapers	565	401	164	41%
Book Publishing	157	131	26	20%
Other	(128)	(148)	20	14%
Total operating income	**$ 2,931**	**$ 2,380**	**$ 551**	**23%**

Filmed Entertainment (25% and 26% of the Company's consolidated revenues in fiscal years 2004 and 2003, respectively)

For the year ended June 30, 2004, revenues at the Filmed Entertainment segment increased from $4,486 million to $5,187 million, or 16%. This increase was primarily due to higher worldwide home entertainment revenues reflecting the strong worldwide performances of previously successful theatrical releases, *X-2: X-Men United, Daredevil, League of Extraordinary Gentlemen,* and *Cheaper by the Dozen*, and improved performance from various library titles on DVD as compared to fiscal 2003. Television titles, including *The Simpsons, 24, Buffy the Vampire Slayer, Dharma & Greg*, and *Family Guy*, also contributed to the increase in home entertainment revenue. The Company's DVD revenues rose approximately 54% for the year ended June 30, 2004 over fiscal 2003, with 78% and 22% of DVD revenues generated from the sale and distribution of film titles and television titles, respectively. In addition, a stronger film lineup and more feature films available during fiscal 2004 contributed higher revenues from worldwide pay and free television. Fiscal 2003 home entertainment titles included the successes of *Ice Age, Minority Report,* and *Shallow Hal.*

The year ended June 30, 2004 also included several strong theatrical releases, including *Day After Tomorrow, Dodgeball, Man on Fire, Garfield,* and *Master and Commander: The Far Side of the World.* Fiscal 2003 theatrical releases included *X-2: X-Men United, Daredevil, Minority Report, Road to Perdition,* and *Drumline.*

For the year ended June 30, 2004, the Filmed Entertainment segment reported Operating income of $905 million as compared to $661 million in fiscal 2003. These improvements were due to the revenue increases noted above, partially offset by increased home entertainment marketing and manufacturing costs directly associated with the increase in worldwide home entertainment revenues.

Television (24% and 27% of the Company's consolidated revenues in fiscal years 2004 and 2003, respectively)

For the year ended June 30, 2004, the Television segment reported revenues of $5,027 million as compared to $4,763 million in fiscal 2003. This increase was primarily due to advertising revenue increases at the television stations owned by the Company and FOX driven by an increased number of MLB games televised and improved ratings and pricing for the MLB 2003 post season, the 2004 broadcast of the Emmy Awards, which were not telecast on FOX in fiscal 2003, higher pricing and strong sales for NFL broadcasts, and strong sales for *American Idol.* Additionally, the television stations owned by the Company experienced strong advertising sales for their local morning newscasts. Also contributing to the increase, STAR advertising revenues increased approximately 20% primarily due to increasing popularity of STAR channels in China and STAR Plus maintaining its strong ratings in India. These increases were partially offset by a ratings decline of 14% at FOX primarily due to fewer episodes of *American Idol* being broadcast in fiscal 2004, the success in fiscal 2003 of *Joe Millionaire*, and the non-renewal of the Boston Red Sox broadcasts with the Company owned television station in the Boston market.

Operating income for the television segment for the year ended June 30, 2004 increased $91 million from $859 million in fiscal 2003 to $950 million. This increase was primarily due to the revenue increases discussed above, offset by increased MLB, NFL and primetime programming costs at FOX.

Cable Network Programming (12% of the Company's consolidated revenues in fiscal years 2004 and 2003)

Total revenues for the Cable Network Programming segment increased by $264 million or approximately 12% from $2,145 million to $2,409 million for the year ended June 30, 2004. This increase reflected improved results across all of the Cable Network Programming channels. Fox News', the FX's and the RSN's revenues increased 24%, 10%, and 14%, respectively, over fiscal 2003.

At Fox News, advertising revenues increased 34% from fiscal 2003 primarily due to improved pricing and volume. Affiliate revenue increased 5%, which can be attributed to an increase in subscribers from fiscal 2003. As of June 30, 2004, Fox News reached 85 million Nielsen households, a 3% increase over fiscal 2003.

At FX, advertising revenues increased 14% over fiscal 2003 due to higher ratings and improved pricing. Affiliate revenues increased 6% over fiscal 2003, reflecting an increase in subscribers and average rates per subscriber. As of June 30, 2004, FX reached approximately 84 million Nielsen households, a 5% increase over fiscal 2003.

At the RSNs, affiliate revenues increased 14% over fiscal 2003 primarily due to an increase in DBS subscribers and higher average rates per subscriber. Advertising revenues increased 11% primarily due to higher pricing per game for MLB telecasts resulting from an improved sports advertising market, more NHL and NBA events and improved news and collegiate advertising sales.

The Cable Network Programming segment had Operating income of $488 million, an increase of $188 million from fiscal 2003. These improvements were primarily driven by the revenue increases noted above as well as decreased losses resulting from the sale of the Dodgers in February 2004 and the recovery of approximately $15 million of certain receivable claims against Adelphia Communications Corporation in November 2003. Partially offsetting these improvements were higher expenses for programming enhancements at Fox News, higher average sports rights fees and higher entertainment programming costs.

Direct Broadcast Satellite Television (8% and 1% of the Company's consolidated revenues in fiscal years 2004 and 2003, respectively)

In April 2003, the Company and Telecom Italia acquired Telepiu, Vivendi Universal's satellite pay-television platform in Italy, for approximately $874 million, consisting of the assumption of approximately $388 million in outstanding indebtedness and a cash payment of approximately $486 million. As a result of the transaction, the Company and Telecom Italia combined Telepiu with Stream to form SKY Italia, resulting in the Company owning 80% of SKY Italia and Telecom Italia owning the remaining 20%. The platform was launched on July 31, 2003.

For the year ended June 30, 2004, Sky Italia revenues were $1,665 million as compared to only two months of revenues in fiscal 2003 of $220 million. During fiscal 2004, Sky Italia increased its subscriber base to nearly 2.7 million. Over 90% of the new subscribers during the year opted for a premium programming tier which includes movies and/or sports programming. In addition to acquiring over 1 million new subscribers, over 1.7 million subscribers of Telepiu or Stream migrated to Sky Italia programming during the year. Sky Italia's operating losses were $277 million in fiscal 2004 as compared to $81 million in fiscal 2003 reflecting initial losses from the integration of the two platforms and only reflecting two months of results in fiscal 2003.

Magazines and Inserts (5% of the Company's consolidated revenues in fiscal years 2004 and 2003)

For the year ended June 30, 2004, revenues at the Magazines and Inserts segment increased $56 million to $979 million from $923 million in fiscal 2003. This increase was primarily due to an increase in volume from the Free Standing Insert ("FSI") business because of increased market share and a volume increase in the Company's InStore advertising business due to an increase in demand for its at-shelf advertising products in supermarkets in the U.S. Operating income increased to $271 million in fiscal 2004 from $257 million in fiscal 2003. This increase resulted primarily from the revenue increases noted above.

Newspapers (16% of the Company's consolidated revenues in fiscal years 2004 and 2003)

For the year ended June 30, 2004, the Newspapers segment reported revenues of $3,425 million, an increase of $707 million over $2,718 million in fiscal 2003. The Newspaper segment reported operating income of $565 million, an increase of $164 million over fiscal 2003 resulting from increases in the Company's U.K. and Australian operations, partially offset by a $27 million charge relating to the refurbishment of its U.S. printing plant.

For the year ended June 30, 2004, UK newspapers' revenues increased 22% due to higher circulation, advertising revenues and the weakening of the U.S. dollar against Sterling. Circulation revenues increased following the cessation of fiscal 2003 cover price reductions at *The Sun*, increased circulation revenues at *The Times* and *The News of the World* following cover price increases and the successful launch of *The Times Compact*. The increase in advertising revenue was driven by growth across all titles, primarily at *The Sun*, due to higher classified and display advertisements. Operating income at the UK Newspapers increased 43% in fiscal 2004 as a result of increased circulation and advertising revenues, partially offset by increased promotion, editorial and production costs as a result of product development initiatives and increased employee costs. In fiscal 2004, the weakening of the U.S. dollar against Sterling resulted in 11% and 13% of the increases to revenue and operating income noted above, respectively.

For the year ended June 30, 2004, the Australian newspapers' revenues were 33% higher. This increase was due to increases in advertising and classified revenues and the weakening of the U.S. dollar against the Australian dollar. Advertising revenues increased due to increases in display advertising revenue driven by the strong, national, retail and real estate categories. Classified revenues increased due to the growing Australian economy. The Australian newspapers' Operating income was 40% higher in fiscal 2004 as compared to fiscal 2003. This increase was due to the revenue increases noted above. In fiscal 2004, the weakening of the U.S. dollar against the Australian dollar resulted in 24% and 25% of the increases to revenue and operating income noted above, respectively.

Book Publishing (6% and 7% of the Company's consolidated revenues in fiscal years 2004 and 2003, respectively)

HarperCollins recorded revenues of $1,276 million, a $114 million or 10% increase from fiscal 2003 revenues of $1,162 million. Increased revenues are primarily attributable to strong performances at the Zondervan, Canadian and the Australian / New Zealand divisions. In fiscal year 2004, HarperCollins had 97 titles on the New York Times Bestseller List, with 9 titles reaching the number one position compared to 111 titles on the New York Times Bestseller List in fiscal 2003. Notable releases and strong titles in fiscal 2004 included *The Purpose Driven Life* by Rick Warren, *The Proper Care and Feeding of Husbands* by Laura Schlessinger, *Good to Great* by Jim Collins, *Deliver Us From Evil* by Sean Hannity, *One Hundred Years Of Solitude* by Gabriel Garcia Marquez, *Dr. Atkins New Diet Revolution* by Robert Atkins, *I Already Know I Love You* by Billy Crystal and *My Side* by David Beckham. In addition, the 10th book in the successful Lemony Snicket Childrens series, *The Slippery Slope*, achieved bestseller status after its release. Fiscal 2004 Operating income was $157 million, an increase of 20% due to the revenue increases noted above.

Other (4% and 6% of the Company's consolidated revenues in fiscal years 2004 and 2003, respectively)

For the year ended June 30, 2004, Other revenues decreased $129 million to $834 million from $963 million in fiscal 2003. This decrease is primarily due to the revenue generated from the broadcast of the Cricket World Cup in fiscal 2003 with no comparable broadcast revenue in fiscal 2004. Other Operating loss decreased to $128 million in fiscal 2004 from $148 million in fiscal 2003. This decrease resulted primarily from the revenue decreases noted above coupled with a decrease in expenses. In fiscal 2003, expenses were higher due to the expenses associated with the Cricket World Cup played.

Liquidity and Capital Resources

Current Financial Condition

The Company's principal source of liquidity is internally generated funds; however, the Company has access to the worldwide capital markets, a $1.75 billion Revolving Credit Facility and various film financing alternatives to supplement its cash flows. The availability under the Revolving Credit Facility as of June 30, 2005 was reduced by letters of credit issued which totaled $168 million. Also as of June 30, 2005, the Company had consolidated cash and cash equivalents of approximately $6.5 billion. The Company believes that cash flows from operations will be adequate for the Company to conduct its operations. The Company's internally generated funds are highly dependent upon the state of the advertising market and public acceptance of film and television products. Any significant decline in the advertising market or the performance of its films could adversely impact its cash flows from operations which could require the Company to seek other sources of funds including proceeds from the sale of certain assets or other alternative sources.

The principal uses of cash that affect the Company's liquidity position include the following: investments in the production and distribution of new feature films and television programs; the acquisition of and payments under programming rights for entertainment and sports programming; paper purchases; operational expenditures; capital expenditures; interest expense; income tax payments; investments in associated entities; dividends; acquisitions and stock repurchases.

Sources and Uses of Cash

Net cash provided by operating activities for the fiscal years ended June 30, 2005 and 2004 is as follows (in millions):

Year Ended June 30,	2005	2004
Net cash provided by operating activities	$3,371	$2,395

The increase in net cash provided by operating activities reflects higher operating results and resulting cash collections primarily from increased sale of home entertainment product and lower cash spent on the production of feature films at the Filmed Entertainment segment during the year ended June 30, 2005. These increases were offset by higher sports rights and film participation payments and higher interest due to an increase in total borrowings. The higher sports rights payments reflects contractually scheduled increases on our national and international sports contracts as well as the renewal of several sports teams' local rights agreements.

Net cash used in investing activities for the fiscal year ended June 30, 2005 and 2004 is as follows (in millions):

Year Ended June 30,	2005	2004
Cash flows (used in) provided by investing activities:		
Purchases of property, plant and equipment	$(901)	$ (361)
Acquisitions, net of cash acquired	(69)	(202)
Investments in associated entities, net	(106)	(3,237)
Proceeds from sale of investments, non-current assets and business disposals	800	869
Other	(27)	(91)
Net cash used in investing activities	$(303)	$(3,022)

Cash used in investing activities during fiscal 2005 was lower than fiscal 2004 due to the Company's purchase of a 34% investment in DIRECTV for approximately $6.8 billion of which $3.1 billion represented the cash consideration in fiscal 2004. Property, plant and equipment acquired primarily represents cash used for the purchase of equipment that is rented to customers at the Direct Broadcast Satellite Television segment and cash used by the Newspaper segment in connection with the investment in new printing presses as discussed below. Proceeds from the sale of non-current assets primarily represent cash received in advance on the sale of Sky Brasil to DIRECTV and the sale of other non-strategic investments during fiscal 2005 and cash received on the sale of SKY PerfecTV! during fiscal 2004.

In fiscal 2005, the Company announced its intentions to invest in new printing plants in the United Kingdom and Australia to take advantage of technological and market changes. The Company intends to invest approximately $1 billion in the U.K. printing plants for *The Sun*, the *News of the World*, *The Times* and *The Sunday Times* and $500 million for the Australian printing plants. The Company plans to fully fund the investment out of its operating cash flow. Depreciation expense on plant and equipment that will be replaced will be accelerated over the next four to five years.

The Company has evaluated, and expects to continue to evaluate, possible acquisitions and dispositions of certain businesses. Such transactions may be material and may involve cash, the Company's securities or the assumption of additional indebtedness.

Net cash provided by financing activities for the fiscal year ended June 30, 2005 and 2004 is as follows (in millions):

Year Ended June 30,	2005	2004
Cash flows (used in) provided by financing activities:		
Issuance of debt	$ 1,841	$ 548
Repayment of debt	(2,110)	(943)
Issuances of shares	88	580
Repurchase of shares	(535)	–
Dividends paid	(240)	(202)
Cash on deposit	275	162
Net cash (used in) provided by financing activities	$ (681)	$ 145

Net cash used in financing activities during fiscal 2005 changed from net cash provided by financing activities in the corresponding period of fiscal 2004 primarily due to the implementation of the stock repurchase program in fiscal 2005 and the absence of the stock offering that occurred in fiscal 2004. The debt repayments during fiscal 2005 included the retirement of debt assumed in the acquisition of the Cruden Group of companies, the Eurobonds, the perpetual preference shares and the film financing facility. (See Notes 3, 8 and 10 to the consolidated financial statements for further detail.) In fiscal 2004, the Company issued $1.75 billion in Senior Notes which offset the repayments noted above. The cash received for the issuance of shares was due to stock options exercised by employees. Included in this amount was approximately $12 million for options issued over NDS shares.

The total dividends declared related to fiscal 2005 results were $0.12 per share of Class A Common Stock and $0.10 per share of Class B Common Stock. In August 2005, the Company declared the final dividend on fiscal 2005 results of $0.07 per share for Class A Common Stock and $0.08 per share for Class B Common Stock. This together with the interim dividend of $0.05 per share of Class A Common Stock and a dividend of $0.02 per share of Class B Common Stock constitute the total dividend relating to fiscal 2005.

Based on the number of shares outstanding as of June 30, 2005 the total aggregate cash dividends expected to be paid to shareholders in fiscal 2006 is approximately $425 million. The higher aggregate dividend payment is primarily related to an increase in the annual dividend rate in fiscal 2006 as compared to the aggregate dividends paid in fiscal 2005.

Issuances of Shares

Transaction	Approximate amount of issuance	Number of Class A shares	Number of Class B shares
		(in millions)	
Fiscal 2005			
Fox Entertainment Group[(a)]	$14,293	1,988	–
Queensland Press[(a)]	$ 6,359	61	308
Fiscal 2004			
DIRECTV[(b)]	$ 3,728	261	–
Liberty Media[(c)]	$ 500	47	–

FOOTNOTES:

(a) See Note 3 to the Consolidated Financial Statements of News Corporation.

(b) See Note 5 to the Consolidated Financial Statements of News Corporation for information with respect to the DIRECTV transaction.

(c) See Note 13 to the Consolidated Financial Statements of News Corporation for information with respect to the Liberty Media transaction.

Debt Instruments and Guarantees[1]

Debt Instruments[1]

Issuance of debt during the year ended June 30, 2005	Amount of indebtedness (in millions)
5.3% Senior debentures	$ 748
6.2% Senior debentures	$ 995
All other	$ 98
Total issuance of debt	$1,841

Repayment of debt during the year ended June 30, 2005	
Cruden Group assumed debt[2]	$ 654
New Millennium[3]	$ 659
Preferred Perpetual Shares	$ 345
All other	$ 452
Total repayment of debt	$2,110

FOOTNOTES:

(1) See Note 8 Borrowings to the Consolidated Financial Statements of News Corporation for information with respect to the issuance and repayment of debt.

(2) Represents the retirement of debt assumed in the acquisition of the Cruden Group of companies. See Note 3 Acquisitions and Disposals to the Consolidated Financial Statements of News Corporation with reference to the acquisition of the Cruden Group of companies.

(3) See Note 10 Film Production Financing to the Consolidated Financial Statements of News Corporation with reference to the retirement of the New Millennium debt.

LYONs

In February of 2006, the holders of the Liquid Yield Option™ Notes ("LYONs™") have the right to require the Company to redeem all or a portion of their LYONs at which time the LYONs will have an aggregate scheduled redemption value of approximately $900 million. The Company, at its election, may satisfy the redemption amounts in cash, shares of Class A Common Stock or any combination thereof.

Ratings of the Public Debt

The table below summarizes the Company's credit ratings as of June 30, 2005.

Rating Agency	Senior Debt	Outlook
Moody's	Baa 3	Positive
S&P	BBB-	Positive

Revolving Credit Agreement

On June 27, 2003, News America Incorporated, a subsidiary of the Company entered into a new $1.75 billion Five Year Credit Agreement (the "Credit Agreement") with Citibank N.A., as administrative agent, JP Morgan Chase Bank, as syndication agent, and the lenders named therein. News Corporation, FEG Holdings, Inc., Fox Entertainment Group, Inc., News America Marketing FSI, Inc., News Publishing Australia Limited and News Australia Holdings Pty Limited are guarantors (the "Guarantors") under the Credit Agreement. The Credit Agreement provides a $1.75 billion revolving credit facility with a sub-limit of $600 million available for the issuance of letters of credit, and expires on June 30, 2008. Borrowings are in U.S. dollars only, while letters of credit are issuable in U.S. dollars or Euros. The significant terms of the agreement include the requirement that the Company maintain specific gearing and interest coverage ratios and limitations on secured indebtedness. The Company pays a facility fee of 0.20% regardless of facility usage. The Company pays interest for borrowings and a letter of credit fee of LIBOR plus 0.675%. The Company pays additional fees of 0.125% if borrowings under the facility exceed 25% of the committed facility. The interest and fees are based on the Company's current debt rating. At June 30, 2005, letters of credit representing $168 million were issued under the Credit Agreement.

Commitments and Guarantees

The Company has commitments under certain firm contractual arrangements ("firm commitments") to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Company's material firm commitments at June 30, 2005.

As of June 30, 2005	Payments Due by Period				
	Total	1 year	2-3 years	4-5 years	After 5 years
	(in millions)				
Contracts for Capital Expenditure					
Land and buildings	$ 150	$ 84	$ 56	$ 10	$ –
Plant and machinery	747	637	110	–	–
Operating leases[(a)]					
Land and buildings	2,529	215	361	306	1,647
Plant and machinery	1,001	172	281	172	376
Other commitments					
Borrowings	9,484	912	415	404	7,753
Exchangeable securities	1,516	–	–	1,389	127
News America Marketing[(b)]	238	73	75	34	56
Sports programming rights[(c)]	12,273	3,343	3,925	2,633	2,372
Entertainment programming rights	4,585	1,649	1,698	797	441
Other commitments and contractual obligations	511	230	135	97	49
Total commitments, borrowings and contractual obligations	$33,034	$7,315	$7,056	$5,842	$12,821

The Company also has certain contractual arrangements in relation to certain equity affiliates that would require the Company to make payments or provide funding if certain circumstances occur ("contingent guarantees"). The Company does not expect that these contingent guarantees will result in any material amounts being paid by the Company in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantees will expire and does not indicate that the Company expects to incur an obligation to make payments during that time frame.

As of June 30, 2005	Total Amounts Committed	Amount of Guarantees Expiration Per Period			
		1 year	2-3 years	4-5 years	After 5 years
	(in millions)				
Contingent Guarantees					
Transponder leases[(d)]	$441	$ 40	$ 76	$ 73	$252
Star Channel Japan[(e)]	40	40	–	–	–
Sky Brasil credit agreement[(f)]	210	–	210	–	–
Innova credit agreement[(g)]	46	–	–	–	46
Other[(h)]	6	6	–	–	–
	$743	$ 86	$286	$ 73	$298

(a) The Company leases transponders, office facilities, warehouse facilities, equipment and microwave transmitters used to carry broadcast signals. These leases, which are classified as operating leases, expire at certain dates through fiscal 2036. In addition, the Company leases various printing plants, which expire at various dates through fiscal 2095.

(b) News America Marketing ("NAMG"), a leading provider of in-store marketing products and services primarily to consumer packaged goods manufacturers, enters into agreements with retailers to rent space for the display of point of service advertising.

(c) The Company's contract with MLB grants the Company rights to telecast certain regular season and all post-season MLB games. The contract began with the 2001 MLB season and ends with the 2006 MLB season. For the duration of the term of its contract with MLB, the Company has sublicensed telecast rights to certain MLB post-season games to The Walt Disney Company, and is entitled to be paid a sublicense fee over the remaining term. The amounts reflected on this schedule have not been reduced by the sublicense.

Under the Company's contract with the NFL, remaining future minimum payments for program rights to broadcast certain football games are payable over the remaining term of the contract through fiscal 2012

The Company's contracts with NASCAR give the Company rights to broadcast certain races through calendar year 2006 and exclusive rights for certain ancillary content through calendar year 2012. In June 2005, NASCAR exercised an early termination clause in one of its contracts. Prior to the early termination, the Company had the right to broadcast certain races through calendar year 2008. The Company maintains exclusive NASCAR ancillary content rights through calendar year 2012.

The Company acquired the exclusive rights to transmit and exploit the broadcast of the 2003 and 2007 Cricket World Cups and other related International Cricket Council cricket events through fiscal 2007. The Company has guaranteed its subsidiaries obligations under this contract and has been granted the first right of refusal and the last right to match the highest bid received for the broadcast rights in their respective territories. In addition, the Company has certain other local sports broadcasting rights, with the total value of sports programming commitments at June 30, 2005 of approximately $12 billion.

(d) The Company has guaranteed various transponder leases for certain associated companies operating in Latin America. The aggregate of these guarantees at June 30, 2005 was approximately $441 million and the final guarantee expires in fiscal 2019. Upon the closing of the Latin American DBS reorganization transactions, the Company will be released from the transponder lease guarantees (See Note 5 Investments to the consolidated financial statements).

(e) The Company has guaranteed a bank loan facility of $40 million for an equity affiliate. The facility covers a term loan of $25 million (¥2.8 billion) which matures in September 2005, and an agreement for an overdraft with $15 million (¥1.7 billion) outstanding. The Company would be liable under this guarantee, to the extent of default by the equity affiliate.

(f) In August 2004, the Company guaranteed the obligations of Sky Brasil, an equity affiliate of the Company, under a $210 million three-year credit agreement with JP Morgan Chase Bank and Citibank N.A. Upon the closing of the Latin American DBS reorganization transactions, the Company will be released from this guarantee (See Note 5 Investments to the consolidated financial statements).

(g) The Company guaranteed $46 million of the obligations of Innova, an equity affiliate of the Company, under a credit agreement. Upon the closing of the Latin American DBS reorganization transactions, the Company will be released from this guarantee (See Note 5 Investments to the consolidated financial statements).

(h) The Company has guaranteed $6 million of a credit agreement that matures in January 2006 for an equity affiliate.

In October 2004, the Company announced its intentions to invest in new printing plants in the United Kingdom and Australia to take advantage of technological and market changes. The Company intends to expend a total of $1 billion in the United Kingdom for new printing plants and related costs for its U.K. newspapers and $500 million for the Australian printing plants. As of June 30, 2005 the Company was contractually obligated to approximately $350 million and $110 million in the United Kingdom and Australia, respectively. All firm commitments related to these projects are included in the capital expenditure lines disclosed in the commitments table above.

In accordance with SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the total accrued benefit liability for pension and other postretirement benefit plans recognized as of June 30, 2005 was $461 million and is included within Non-current other liabilities in the consolidated balance sheet (See Note 15 Pensions and Other Postretirement Benefits to the consolidated financial statements). This amount is impacted by, among other items, statutory funding levels, changes in plan demographics and assumptions, and investment return on plan assets. Because of the current overall funded status of the Company's material plans, the accrued liability does not represent expected near-term liquidity needs and accordingly the Company did not include this amount in the contractual obligations table.

The Company funds its U.S. qualified pension plans in accordance with Employee Retirement Income Security Act regulations for determining the minimum annual required contribution and in accordance with Internal Revenue Service regulations for determining the maximum annual allowable tax deduction. The minimum required contribution for the Company's primary qualified U.S. pension plans for the 2005 plan year is $0 and is anticipated to remain $0 for at least the next several years due to voluntary contributions made to the plan over the past two years. Therefore, the Company did not include any amounts as a contractual obligation in the above table. The Company does however anticipate contributing an additional voluntary amount but such contribution will not be more than the maximum deductible amount to the primary U.S. qualified pension plans in 2006, which is estimated to be approximately $95 million.

The Company's international pension plans are funded in accordance with local laws and income tax regulations. The Company does not expect minimum annual requirements to be material in 2006. Therefore, no amounts have been included in the table above. The Company does however anticipate making additional voluntary contributions to qualified pension plans in 2006, but not more than the maximum deductible amounts, which is estimated to be approximately $60 million.

As of June 30, 2005, the projected benefit obligation of the pension plans was $2,074 million, and the fair value of plan assets was $1,609 million. A portion of this underfunding is attributable to the unfunded U.S. nonqualified pension plans. These U.S. nonqualified pension plans provide supplemental executive retirement benefits that are not permitted to be funded through a qualified plan because of limits imposed by the Internal Revenue Code of 1986, as amended. Disclosure of amounts in the above table regarding expected benefit payments for the Company's pension plans and its other postretirement benefit plans cannot be properly reflected for 2010 and thereafter due to the ongoing nature of the obligations of these plans. Please see Note 15 to the financial statements for additional information on expected future benefit payments.

Contingencies

The Company is party to several purchase and sale arrangements which become exercisable over the next ten years by the Company or the counter-party to the agreement. Total contingent receipts/payments under these agreements (including cash and stock) have not been included in the Company's financial statements.

In fiscal 2006, the Company has one significant arrangement that becomes exercisable. The Company owns 75% of News Out of Home, a joint venture with an affiliate of Capital International, Inc ("Capital"). News Out of Home owns and operates outdoor advertising companies located in Eastern Europe and also owns 68% of Media Support Services Limited, an outdoor advertising company with operating subsidiaries located in Russia. In fiscal 2006, the minority shareholders of Media Support Services Limited have the right to put their interests to News Out of Home and Capital also has the right to put a portion of its interest in News Out of Home to the Company. The Company believes that none of the purchase and sale arrangements will have a material effect on its consolidated financial condition, future results of operations or liquidity.

The Company experiences routine litigation in the normal course of its business. The Company believes that none of its pending litigation will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

Related Party Transactions

Immediately prior to and as part of the Reorganization, the Company acquired from certain trusts the beneficiaries of which include Mr. K.R. Murdoch, members of his family and certain charities ("the Murdoch Trusts") the 58% shareholding in QPL which was not already owned by the Company's predecessor through the acquisition of the Cruden Group of companies ("the Cruden/QPL Transaction"). The principal assets of the Cruden Group were shares of News Corporation and a 58% interest in QPL. QPL owns a publishing business which includes two metropolitan and eight regional newspapers in Queensland, Australia, as well as shares in News Corporation. Following this transaction, Mr. K.R. Murdoch and the Murdoch Trusts own approximately 29.5% of the Company's Class B Common Stock.

Critical Accounting Policies

An accounting policy is considered to be critical if it is important to the Company's financial condition and results, and if it requires significant judgment and estimates on the part of management in its application. The development and selection of these critical accounting policies have been determined by management of the Company and the related disclosures have been reviewed with the Audit Committee of the Board of Directors. For a summary of all of the Company's significant accounting policies, see Note 2 to the accompanying Consolidated Financial Statements of News Corporation.

Use of Estimates

The preparation of the Company's Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts that are reported in the Consolidated Financial Statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions that the company may undertake in the future, actual results may differ from the estimates.

Revenue Recognition

Filmed Entertainment – Revenues from distribution of feature films are recognized in accordance with Statement of Position No. 00-2, "Accounting by Producers or Distributors of Films" ("SOP 00-2"). Revenues from the theatrical distribution of motion pictures are recognized as they are exhibited and revenues from home video and DVD sales, net of a reserve for estimated returns, together with related costs, are recognized on the date that video and DVD units are made widely available for sale by retailers and all Company-imposed restrictions on the sale of video and DVD units have expired. Revenues from television distribution are recognized when the motion picture or television program is made available to the licensee for broadcast.

Management bases its estimates of ultimate revenue for each film on the historical performance of similar films, incorporating factors such as the past box office record of the lead actors and actresses, the genre of the film, pre-release market research (including test market screenings) and the expected number of theaters in which the film will be released. Management updates such estimates based on information available on the actual results of each film through its life cycle.

License agreements for the telecast of theatrical and television product in the broadcast network, syndicated television and cable television markets are routinely entered into in advance of their available date for telecast. Cash received and amounts billed in connection with such contractual rights for which revenue is not yet recognizable is classified as deferred revenue. Because deferred revenue generally relates to contracts for the licensing of theatrical and television product which have already been produced, the recognition of revenue for such completed product is principally only dependent upon the commencement of the availability period for telecast under the terms of the related licensing agreement.

Television, Cable Network Programming and Direct Broadcast Satellite – Advertising revenue is recognized as the commercials are aired, net of agency commissions. Subscriber fees received from subscribers, cable systems and DBS operators are recognized as revenue in the period that services are provided, net of amortization of cable distribution investments.

Filmed entertainment and programming costs

Accounting for the production and distribution of motion pictures and television programming is in accordance with SOP 00-2, which requires management's judgment as it relates to total revenues to be received and costs to be incurred throughout the life of each program or its license period. These judgments are used to determine the amortization of capitalized filmed entertainment and television programming costs, the expensing of participation and residual costs associated with revenues earned and any fair value adjustments.

In accordance with GAAP, the Company amortizes Filmed Entertainment and television programming costs using the individual-film-forecast method. Under the individual-film-forecast method, such programming costs are amortized for each film or television program in the ratio that current period actual revenue for such title bears to management's estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year to be recognized over approximately a six year period or operating profits to be realized from all media and markets for such title. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write down of the asset to fair value.

The costs of national sports contracts at the FOX and Cable Network Programming segment and for international sports rights agreements are charged to expense based on the ratio of each period's operating profits to estimated total remaining operating profit of the contract. Estimates of total operating profit can change and accordingly, are reviewed periodically and amortization is adjusted as necessary. Such changes in the future could be material.

The costs of local and regional sports contracts, which are for a specified number of events, are amortized on an event-by-event basis. Those costs, which are for a specified season, are amortized over the season on a straight-line basis, and if applicable, a portion of the cost is allocated to rebroadcasts.

Original cable programming is amortized on an accelerated basis. Management regularly reviews, and revises when necessary, its total revenue estimates on a contract basis, which may result in a change in the rate of amortization and/or a write down of the asset to fair value.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost and are depreciated on a straight-line method over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to the Company's business model or capital strategy could result in the actual useful lives differing from the Company's estimates. In those cases where the Company determines that the useful life of buildings and equipment should be shortened, the Company would depreciate the asset over its revised remaining useful life thereby increasing depreciation expense.

Intangible Assets

The Company has a significant amount of intangible assets, including goodwill, FCC licenses, and other copyright products and trademarks. Intangible assets acquired in business combinations are recorded at their estimated fair market value at the date of acquisition. Goodwill is recorded as the difference between the cost of acquiring an entity as compared to estimated fair values assigned to their tangible and identifiable intangible net assets. The judgments made in determining the estimated fair value assigned to each class of intangible assets acquired as well as their useful lives can significantly impact net income.

The Company accounts for its business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying net assets, based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the tangible net assets acquired is recorded as intangibles. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives, and market multiples, among other items.

Carrying values of goodwill and intangible assets with indefinite lives are reviewed periodically for possible impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). The Company's impairment review is based on, among other methods, a discounted cash flow approach that requires significant management judgments. Impairment occurs when the carrying value of the reporting unit exceeds the discounted present value of the cash flows for that reporting unit. An impairment charge is recorded for the difference between the carrying value and the net present value of estimated future cash flows, which represents the estimated fair value of the asset. The Company uses its judgment in assessing whether assets may have become impaired between annual valuations. Indicators such as unexpected adverse economic factors, unanticipated technological change or competitive activities, loss of key personnel and acts by governments and courts, may signal that an asset has become impaired.

For all of its television station acquisitions through June 30, 2005, the Company utilized the "residual" method to estimate the fair value of the stations' FCC licenses. Under the residual method, a portion of a station's purchase price is allocated to its tangible net assets and certain identifiable intangible assets in accordance with independent third party appraisals with any remaining excess purchase price allocated to the FCC license. This results in goodwill being included in the FCC license value. In addition to utilizing the residual method to estimate the fair value of its FCC licenses for allocating the purchase price of its television station acquisitions, the Company also utilized this method to estimate the fair value of its FCC licenses for subsequent SFAS No. 142 impairment tests. The "residual" method of estimating the fair value of FCC licenses will no longer be permissible in future years. (See "Recently Issued Accounting Pronouncements" below for discussion of the new requirement and its impact to the Company.)

Income Taxes

The Company is subject to income taxes in the U.S. and numerous foreign jurisdictions in which it operates. Significant judgment is required in evaluating its tax positions and determining its provision for income taxes. During the normal course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. The Company establishes reserves for tax-related uncertainties based on evaluations of the probability of whether additional taxes and related interest and penalties will be due. The Company adjusts these reserves in light of changing facts and circumstances.

An estimated effective tax rate for a year is applied to quarterly operating results. In the event there is a significant or unusual item recognized in the quarterly operating results, the tax attributable to that item is separately calculated and recorded in the same quarter. A number of years may elapse before a tax return containing tax matters, for which a reserve has been established, is audited and finally resolved. During fiscal 2005, the Company recognized $125 million of tax benefits related to the resolution of a certain prior year foreign tax audits.

The Company estimates a valuation allowance to reduce the amount of its deferred tax assets to an amount the Company believes will more likely than not be realized. In making this estimate, management analyzes future taxable income, reversing temporary differences and ongoing tax planning strategies. In the event management determines the Company would not be able to realize all or part of the net deferred tax asset in the future, a valuation allowance would be recorded against the deferred tax asset with a corresponding charge to Provision for income tax expense recognized in the period such determination was made.

Employee Costs

The Company maintains defined benefit pension plans covering a majority of its employees and retirees. For financial reporting purposes, net periodic pension expense (income) is calculated based upon a number of actuarial assumptions including a discount rate for plan obligations and an expected rate of return on plan assets. The Company considers current market conditions, including changes in investment returns and interest rates, in making these assumptions. In developing the expected long-term rate of return, the Company considered the pension portfolio's past average rate of returns, and future return expectations of the various asset classes. The expected long-term rate of return is based on an asset allocation assumption of 63% equities, 35% fixed-income securities and 2% in real estate. The expected rate of return on plan assets is a long-term assumption and generally does not change annually.

The discount rate reflects the market rate for high-quality fixed-income investments on the Company's annual measurement date of June 30, 2005 and is subject to change each year. The discount rate assumptions used to account for pension and other postretirement benefit plans reflect the rates at which the benefit obligations could be effectively settled. These rates were determined based on various high quality investment grade indices and using a cash flow matching technique whereby a hypothetical portfolio of high quality debt securities was constructed that mirrors the specific benefit obligations for each of the Company's primary plans where appropriate.

The key assumptions used in developing the Company's fiscal 2005, 2004 and 2003 net periodic pension expense (income) for its plans consists of the following:

	2005	2004	2003
		($ in millions)	
Discount rate	5.7%	5.6%	6.3%
Assets:			
Expected rate of return	7.5%	7.5%	7.6%
Expected return	$110	$ 90	$ 80
Actual return	$160	$150	$(20)

Due to continuing declines in long-term interest rates, the Company will use a weighted average discount rate of 5.1% in calculating the fiscal 2006 net periodic pension expense for its plans. As equity markets have stabilized, the Company plans to continue to use a weighted average long term rate of return of 7.5% for 2006 net periodic pension expense for its plans. The unrecognized net losses on the Company's pension plans were $615 million at June 30, 2005, an increase from $463 million at June 30, 2004. These unrecognized losses mainly result from the utilization of lower discount rates, and recent mortality tables as compared to previous years and from the actual plan asset returns being below expected rates of return during fiscal years 2003 and 2002. These deferred losses are being systematically recognized in future net periodic pension expense in accordance with Statement of Financial Accounting Standards No. 87, "Employers Accounting for Pensions" (SFAS No. 87). Unrecognized losses in excess of 10 percent of the greater of the market-related value of plan assets or the plans projected benefit obligation are recognized over the average future service of the plan participants.

The Company made contributions of $236 million, $214 million and $70 million to its pension plans in fiscal 2005, 2004 and 2003, respectively. These were primarily voluntary contributions made to improve the funded status of the plans which have been impacted by declining interest rate environment as well as the poor performance of the equity markets as noted above. Future plan contributions are dependent upon actual plan asset returns and interest rate movements. Assuming that actual plan returns are consistent with the Company's expected plan returns in fiscal 2005 and beyond, and that interest rates remain constant, the Company would not be required to make any statutory contributions to its U.S. pension plans for the foreseeable future.

Changes in net periodic pension expense may occur in the future due to changes in the Company's expected rate of return on plan assets and discount rate resulting from economic events. The following table highlights the sensitivity of the Company's pension obligations and expense to changes in these assumptions, assuming all other assumptions remain constant:

Changes in Assumption	Impact on Annual Pension Expense	Impact on PBO
0.25 percentage point decrease in discount rate	Increase $10 million	Increase $80 million
0.25 percentage point increase in discount rate	Decrease $10 million	Decrease $80 million
0.25 percentage point decrease in expected rate of return on assets	Increase $4 million	—
0.25 percentage point increase in expected rate of return on assets	Decrease $4 million	—

SFAS No. 87 requires recognition of an additional minimum pension liability if the fair value of plan assets is less than the accumulated benefit obligation at the end of the plan year. In fiscal 2005, the Company recorded a non-cash adjustment to equity through accumulated other comprehensive income of approximately $100 million which increased the additional minimum pension liability to approximately $400 million. The increase was due to the current year's discount rate and mortality change. In fiscal 2004, the Company recorded a non-cash adjustment to equity through accumulated other comprehensive income of approximately $100 million which reduced the additional minimum pension liability to approximately $300 million. In fiscal 2003, due to the poor performance of the equity markets which adversely affected the Company's pension assets and a decline in the discount rate, the Company recorded a non-cash adjustment to equity through accumulated other comprehensive income of approximately $300 million which increased the accumulated additional minimum pension liability to approximately $400 million. Equity market returns and interest rates significantly impact the funded status of the Company's pension plans. Based on future plan asset performance and interest rates, additional adjustments to equity may be required.

Recent Accounting Pronouncements

In September 2004, the Emerging Issues Task Force issued Topic No. D-108, "Use of the Residual Method to Value Acquired Assets Other Than Goodwill" ("Topic D-108") which will impact the Company's carrying value of its acquired FCC licenses. Topic D-108 prohibits the use of the residual method and precludes companies from reclassifying to goodwill any goodwill that was originally included in the value of FCC licenses as determined under the residual method of valuation. Pursuant to the provisions of Topic D-108, the Company will utilize a direct method of valuation for an impairment test under SFAS 142 to be performed as of July 1, 2005, the required date of adopting this new accounting pronouncement. While the Company has not yet completed the evaluation of the impact of adopting Topic D-108 on its financial position or results of operations, the Company believes that the change in accounting principle prescribed by Topic D-108 will be material. Topic D-108 will become effective for the Company in the first quarter of fiscal 2006 and will be reflected as a cumulative effect of an accounting change.

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Share-Based Payment." This standard will require the cost of employee compensation paid with equity instruments to be measured based on grant-date fair values. That cost will be recognized over the vesting period. SFAS No. 123(R) will become effective for the Company in the first quarter of fiscal 2006.

In October, 2004, the American Jobs Creation Act (the "Act") was signed into law. The Act includes a temporary incentive for U.S. multinationals to repatriate foreign earnings at an effective 5.25 percent tax rate. Such repatriations must occur in either an enterprise's last tax year that began before the enactment date, or the first tax year that begins during the one-year period beginning on the date of enactment. In December 2004, the FASB issued a FASB Staff Position, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP FAS 109-2"). FSP FAS 109-2 allows companies additional time to evaluate the effect of the Act as to whether unrepatriated foreign earnings continue to qualify for the SFAS No. 109 exception regarding non-recognition of deferred tax liabilities and would require explanatory disclosures from those who need the additional time. The Company is currently considering the effects of the repatriation provisions of the Act. Through June 30, 2005, the Company had not provided deferred taxes on substantially all of the undistributed earnings of foreign subsidiaries since substantially all such earnings were expected to be permanently invested in foreign operations but has started an evaluation of the effects of the repatriation provision. Whether the Company will ultimately take advantage of this provision depends on a number of factors, including reviewing future Congressional or Treasury Department guidance, before a determination can be made. The range of possible amounts that the Company is considering for repatriation under this provision is up to approximately $500 million. The related potential range of income tax is up to approximately $30 million.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29." This standard amends APB Opinion No. 29, "Accounting for Nonmonetary Transactions", by eliminating the exception to fair value measurement for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance – that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. SFAS No. 153 will become effective for the Company for nonmonetary asset exchanges occurring after the first quarter of fiscal 2006. The Company does not expect the adoption of SFAS No. 153 to have a material effect on its financial position, results of operation or cash flows.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3." This standard establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 will become effective for the Company for accounting changes and corrections of errors beginning in fiscal 2007.

Quantitative and Qualitative Disclosures About Market Risk

The Company has exposure to several types of market risk: changes in foreign currency exchange rates, interest rates and stock prices. The Company neither holds nor issues financial instruments for trading purposes.

The following sections provide quantitative information on the Company's exposure to foreign currency exchange rate risk, interest rate risk and stock price risk. It makes use of sensitivity analyses that are inherently limited in estimating actual losses in fair value that can occur from changes in market conditions.

Foreign Currency Exchange Rates

The Company conducts operations in four principal currencies: the U.S. dollar, the British pound sterling, the Euro and the Australian dollar. These currencies operate as the functional currency for the Company's U.S., European and Australian operations, respectively. Cash is managed centrally within each of the three regions with net earnings reinvested locally and working capital requirements met from existing liquid funds. To the extent such funds are not sufficient to meet working capital requirements, drawdowns in the appropriate local currency are available either under the Company's Credit Agreement or from intercompany borrowings. Since earnings of the Company's Australian and European operations are expected to be reinvested in those businesses indefinitely, except for any one time repatriation in conjunction with the American Jobs Creation Act, the Company does not hedge its investment in the net assets of those foreign operations.

At June 30, 2005, the Company's outstanding financial instruments with foreign currency exchange rate risk exposure had an aggregate fair value of $106 million (including the Company's non-U.S. dollar-denominated fixed rate debt). The potential increase in the fair values of these instruments resulting from a 10% adverse change in quoted foreign currency exchange rates would be approximately $19 million at June 30, 2005.

Interest Rates

The Company's current financing arrangements and facilities include $11 billion of outstanding debt with fixed interest and the Credit Agreement, which carries variable interest. Fixed and variable rate debts are impacted differently by changes in interest rates.

A change in the interest rate or yield of fixed rate debt will only impact the fair market value of such debt, while a change in the interest rate of variable debt will impact interest expense as well as the amount of cash required to service such debt. As of June 30, 2005 substantially all of the Company's financial instruments with exposure to interest rate risk was denominated in U.S. dollars and had an aggregate fair market value of $12.4 billion. The potential change in fair value for these financial instruments from an adverse 10% change in quoted interest rates across all maturities, often referred to as a parallel shift in the yield curve, would be approximately $576 million at June 30, 2005.

Stock Prices

The Company has common stock investments in several publicly traded companies that are subject to market price volatility. These investments principally represent the Company's equity affiliates and have an aggregate fair value of approximately $15,654 million as of June 30, 2005. A hypothetical decrease in the market price of these investments of 10% would result in a fair value of approximately $14,089 million. Such a hypothetical decrease would result in a decrease in comprehensive income of approximately $19 million, as any changes in fair value of the Company's equity affiliates are not recognized unless deemed other-than-temporary, as these investments are accounted for under the equity method.

In accordance with SFAS No. 133, the Company has recorded the conversion feature embedded in its exchangeable debentures in other liabilities. At June 30, 2005, the fair value of this conversion feature is $152 million and is sensitive to movements in the share price of one of the Company's publicly traded equity affiliates. A 10% increase in the price of the underlying stock, holding other factors constant, would increase the fair value of the call option by approximately $42 million.

Management's Report on Internal Control Over Financial Reporting

Management of News Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. News Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of News Corporation;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that receipts and expenditures of News Corporation are being made only in accordance with authorization of management and directors of News Corporation; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of News Corporation's internal control over financial reporting as of June 30, 2005. Management based this assessment on criteria for effective internal control over financial reporting described in "*Internal Control—Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of News Corporation's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on this assessment, management determined that, as of June 30, 2005, News Corporation maintained effective internal control over financial reporting.

Ernst & Young LLP, the independent registered public accounting firm who audited and reported on the consolidated financial statements of News Corporation included in this report, has issued an attestation report on management's assessment of internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Shareholders and Board of Directors of News Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that News Corporation maintained effective internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). News Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that News Corporation maintained effective internal control over financial reporting as of June 30, 2005 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, News Corporation maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of News Corporation as of June 30, 2005 and 2004, and the related consolidated statements of operations, cash flows, and shareholders' equity and other comprehensive income (loss) for each of the three years in the period ended June 30, 2005 of News Corporation, and our report dated August 31, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

ERNST & YOUNG LLP

New York, New York
August 31, 2005

Report of Independent Registered Public Accounting Firm on Financial Statements

To the Shareholders and Board of Directors of News Corporation:

We have audited the accompanying consolidated balance sheets of News Corporation as of June 30, 2005 and 2004, and the related consolidated statements of operations, cash flows, and shareholders' equity and other comprehensive income (loss) for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of News Corporation at June 30, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of News Corporation's internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 31, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

ERNST & YOUNG LLP

New York, New York
August 31, 2005

Consolidated Statements of Operations

For the years ended June 30,	2005	2004	2003
	(in millions, except per share amounts)		
Revenues	$23,859	$20,802	$17,380
Expenses:			
Operating	15,901	13,942	11,894
Selling, general and administrative	3,697	3,364	2,692
Depreciation and amortization	648	565	414
Other operating charge	49	—	—
Operating income	3,564	2,931	2,380
Other (Expense) Income:			
Interest expense, net	(536)	(532)	(524)
Equity earnings (losses) of affiliates	355	170	(344)
Gain on issuance of subsidiary/affiliate shares	—	—	163
Other, net	178	186	(9)
Income before income tax expense and minority interest in subsidiaries	3,561	2,755	1,666
Income tax expense	(1,220)	(1,014)	(629)
Minority interest in subsidiaries, net of tax	(213)	(208)	(215)
Net income	$ 2,128	$ 1,533	$ 822
Basic earnings per share:			
Class A	$ 0.74	$ 0.58	$ 0.33
Class B	$ 0.62	$ 0.49	$ 0.28
Diluted earnings per share:			
Class A	$ 0.73	$ 0.58	$ 0.33
Class B	$ 0.61	$ 0.48	$ 0.28

The accompanying notes are an integral part of these audited consolidated financial statements.

Consolidated Balance Sheets

As of June 30,	2005	2004
	(in millions, except share and per share amounts)	
Assets:		
Current Assets:		
Cash and cash equivalents	$ 6,470	$ 4,051
Cash on deposit	—	287
Receivables, net	4,353	4,214
Inventories, net	1,516	1,530
Deferred income taxes	155	521
Other	285	396
Total Current Assets	12,779	10,999
Non-current Assets:		
Receivables	673	766
Investments	10,268	10,914
Inventories, net	2,366	2,669
Property, plant and equipment, net	4,346	3,796
Intangible assets	12,517	10,998
Goodwill	10,944	7,153
Other non-current assets	799	1,048
Total Non-current Assets	41,913	37,344
Total assets	$54,692	$48,343
Liabilities and Shareholders' Equity:		
Current Liabilities:		
Borrowings	$ 912	$ 1,084
Accounts payable, accrued expenses and other current liabilities	3,564	3,963
Participations, residuals and royalties payable	1,051	890
Program rights payable	696	654
Deferred revenue	426	467
Total Current Liabilities	6,649	7,058
Non-current Liabilities:		
Borrowings	10,087	9,080
Other liabilities	3,543	3,878
Deferred income taxes	4,817	3,620
Minority interest in subsidiaries	219	3,832
Commitments and contingencies		
Shareholders' Equity:		
Class A Common Stock, $0.01 par value per share, 6,000,000,000 shares authorized, 2,237,072,659 shares and 1,934,840,645 shares issued and outstanding, net of 1,739,914,819 and 0 treasury shares at par at June 30, 2005 and 2004, respectively	22	19
Class B Common Stock, $0.01 par value per share, 3,000,000,000 shares authorized, 1,029,576,988 shares and 1,049,962,215 shares issued and outstanding, net of 313,721,702 and 0 treasury shares at par at June 30, 2005 and 2004, respectively	10	11
Additional paid-in capital	30,044	23,636
Accumulated deficit and accumulated other comprehensive loss	(699)	(2,791)
Total shareholders' equity	29,377	20,875
Total liabilities and shareholders' equity	$54,692	$48,343

The accompanying notes are an integral part of these audited consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended June 30,	2005	2004	2003
		(in millions)	
Operating activities:			
Net income	$ 2,128	$ 1,533	$ 822
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	648	565	414
Amortization of cable distribution investments	117	129	125
Equity (earnings) losses of affiliates	(355)	(170)	344
Cash distributions received from investees	138	133	20
Gain on issuance of subsidiary/affiliate shares	—	—	(163)
Other, net	(178)	(186)	9
Minority interest in subsidiaries, net of tax	213	208	215
Change in operating assets and liabilities, net of acquisitions:			
Receivables and other assets	7	(306)	(385)
Inventories, net	206	(320)	(137)
Accounts payable and other liabilities	447	809	369
Net cash provided by operating activities	3,371	2,395	1,633
Investing activities:			
Property, plant and equipment	(901)	(361)	(366)
Acquisitions, net of cash acquired	(69)	(202)	(427)
Investments in associated entities, net	(106)	(3,237)	(527)
Other investments	(27)	(91)	(96)
Repayment of loan by an associate	—	—	96
Proceeds from sale of investments, non-current assets and business disposals	800	869	111
Net cash used in investing activities	(303)	(3,022)	(1,209)
Financing activities:			
Issuance of debt	1,841	548	2,105
Repayment of debt	(2,110)	(943)	(2,438)
Cash on deposit	275	162	(463)
Issuance of shares	88	580	68
Repurchase of shares	(535)	—	—
Proceeds from offering of subsidiary stock, net	—	—	1,211
Dividends paid	(240)	(202)	(181)
Net cash (used in) provided by financing activities	(681)	145	302
Net (decrease) increase in cash and cash equivalents	2,387	(482)	726
Cash and cash equivalents, beginning of year	4,051	4,477	3,574
Exchange movement of opening cash balance	32	56	177
Cash and cash equivalents, end of year	$ 6,470	$ 4,051	$ 4,477

The accompanying notes are an integral part of these audited consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Other Comprehensive Income (Loss)

For the years ended June 30,	2005 Shares	2005 Amount	2004 Shares	2004 Amount	2003 Shares	2003 Amount
	(in millions)					
Class A common stock:						
Balance, beginning of year	1,935	$ 19	1,615	$ 16	1,604	$ 16
Acquisitions	2,049	20	261	3	—	—
Shares issued	8	—	59	—	11	—
Treasury shares	(1,740)	(17)	—	—	—	—
Shares repurchased	(15)	—	—	—	—	—
Balance, end of year	2,237	22	1,935	19	1,615	16
Class B common stock:						
Balance, beginning of year	1,050	11	1,049	10	1,047	10
Acquisitions	308	3	—	—	—	—
Shares issued	1	—	1	1	2	—
Treasury shares	(314)	(3)	—	—	—	—
Shares repurchased	(15)	(1)	—	—	—	—
Balance, end of year	1,030	10	1,050	11	1,049	10
Additional Paid-In Capital:						
Balance, beginning of year		23,636		19,511		19,272
Acquisitions		20,629		3,725		—
Issuance of shares		76		580		68
Repurchase of shares		(535)		—		—
Treasury shares		(13,528)		—		—
Dividends declared		(255)		(261)		(205)
Other		21		81		376
Balance, end of year		30,044		23,636		19,511
(Accumulated Deficit) Retained Earnings:						
Balance, beginning of year		(2,655)		(4,188)		(5,010)
Net income		2,128		1,533		822
Balance, end of year		(527)		(2,655)		(4,188)
Accumulated Other Comprehensive Loss:						
Balance, beginning of year		(136)		(572)		(1,174)
Other comprehensive (loss) income, net of income tax (expense) benefit of $(46) million, $(29) million and $239 million		(36)		436		602
Balance, end of year		(172)		(136)		(572)
Accumulated deficit and accumulated other comprehensive loss, end of year		(699)		(2,791)		(4,760)
Total Shareholders' Equity		$ 29,377		$20,875		$14,777
Comprehensive Income (Loss):						
Net income		2,128		1,533		822
Other comprehensive (loss) income, net of tax:						
Unrealized holding (losses) gains on securities		(94)		8		81
Minimum pension liability adjustment		(34)		62		(206)
Foreign currency translation adjustments		92		366		727
Total Other comprehensive (loss) income, net of tax		(36)		436		602
Total Comprehensive Income		$ 2,092		$ 1,969		$ 1,424

The accompanying notes are an integral part of these audited consolidated financial statements.

Notes to the Consolidated Financial Statements

> Note 1 **Description of Business**

On November 12, 2004, a new Delaware corporation named News Corporation became, through a wholly-owned subsidiary named News Australia Holdings Pty Ltd ("News Australia Holdings"), the parent of News Holdings Inc. (formerly known as The News Corporation Limited), an Australian corporation ("TNCL" or for periods prior to November 12, 2004, the "Company"). These transactions are collectively referred to as the "Reorganization."

In the Reorganization, all outstanding TNCL ordinary shares and preferred limited voting ordinary shares were cancelled and shares of Class A Common Stock and Class B Common Stock were issued in exchange on a one for two share basis. The financial statements have been presented as if the one for two share exchange took place on July 1, 2002.

On November 12, 2004, as part of the Reorganization, News Corporation acquired from the A.E. Harris Trust (the "Harris Trust"), the approximate 58% shareholding in Queensland Press Pty Limited ("QPL") not already owned by TNCL through the acquisition of the Cruden Group of companies. The principal assets of the Cruden Group were the shareholding in QPL and shares of TNCL. (See Note 3 Acquisitions and Disposals)

News Corporation and its subsidiaries (together, "News Corporation" or the "Company") is a Delaware corporation, incorporated in 2004 (See Note 3 Acquisitions and Disposals). News Corporation is a diversified company, which manages and reports its businesses in eight segments: Filmed Entertainment, which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media worldwide, and the production of original television programming primarily in the United States and Canada; Television, which consists of the operation of broadcast television stations in the United States; the broadcasting of network programming in the United States through FOX; and the development, production and broadcasting of television programming in Asia through STAR; Cable Network Programming, which principally consists of the production and licensing of programming distributed through cable television systems and direct broadcast satellite ("DBS") operators in the United States; Direct Broadcast Satellite Television, which principally consists of the distribution of premium programming services via satellite directly to subscribers in Italy; Magazines and Inserts, which principally consists of the publication of free standing inserts, which are promotional booklets containing consumer offers distributed through insertion in local Sunday newspapers in the United States, and providing in-store marketing products and services, primarily to consumer packaged goods manufacturers in the United States and Canada; Newspapers, which principally consists of the publication of four national newspapers in the UK, the publication of more than 110 newspapers in Australia, and the publication of a mass circulation, metropolitan morning newspaper in the United States; Book Publishing, which principally consists of the publication of English language books throughout the world through HarperCollins; and Other, which includes NDS Group plc ("NDS"), which is engaged in the business of supplying digital technology and services, enabling and supporting digital pay-television platform operators and content providers, and Global Cricket Corporation, which has the exclusive rights to broadcast the Cricket World Cup and other related International Cricket Council cricket events through 2007.

> Note 2 **Summary of Significant Accounting Policies**

Principles of consolidation

The consolidated financial statements include the accounts of all majority-owned and controlled subsidiaries. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" as revised in December 2003 ("FIN 46R") and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated in accordance with FIN 46R.

Fox Television Holdings, Inc. ("FTH"), a subsidiary of the Company, has 7,600 shares of voting preferred stock issued and outstanding with a liquidation value of $760,000 and cumulative dividends at the rate of 12% per annum. Such shares are held by an executive of the Company and represent 76% of the voting power of FTH. FTH is included in these consolidated financial statements because the Company is deemed to control FTH for financial reporting purposes. Among the reasons why the Company has a controlling financial interest in FTH are (i) the Company has the ability to redeem the voting preferred stock, at any time, at the liquidation value of $760,000 plus accrued dividends, (ii) the dividends on, and amounts to be paid on redemption of, the voting preferred stock are fixed, and not related to the performance of FTH, and, (iii) senior management of FTH, including its Board of Directors, consists solely of persons employed by the Company. As a result, the controlling financial interest in FTH rests with the Company through its common stock ownership of FTH.

All significant intercompany accounts and transactions have been eliminated in consolidation, including the intercompany portion of transactions with equity method investees.

Certain fiscal 2004 amounts have been reclassified to conform to the fiscal 2005 presentation.

The Company maintains a 52-53 week fiscal year ending on the Sunday nearest to June 30th. Fiscal 2005 was comprised of 53 weeks. Fiscal years 2004 and 2003 were comprised of 52 week periods. For convenience purposes, the Company continues to date its financial statements as of June 30th.

Use of estimates

The preparation of the Company's Consolidated Financial Statements in conformity with generally accepted accounting principles in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts that are reported in the Consolidated Financial Statements and accompanying disclosures. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less.

In fiscal 2004, cash on deposit included cash placed on deposit as security for repayment of indebtedness assumed on consolidation of SKY Italia. (See Note 8 Borrowings)

Concentration of credit risk

Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

Inventories

Filmed Entertainment Costs:

In accordance with Statement of Position ("SOP") No. 00-2, "Accounting by Producers or Distributors of Films," Filmed entertainment costs include capitalized production costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations and talent residuals, are recognized as operating expenses on an individual film or network series basis in the ratio that the current year's gross revenues bear to management's estimate of total ultimate gross revenues. Estimates for initial domestic syndication and basic cable revenues are not included in the estimated lifetime revenues of network series until such sales are probable. Marketing costs and development costs under term deals are charged as operating expenses as incurred. Development costs for projects not produced are written-off at the earlier of the time the decision is taken not to develop the story or after three years.

Filmed entertainment costs are stated at the lower of unamortized cost or estimated fair value on an individual motion picture or television product basis. Revenue forecasts for both motion pictures and television products are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and other events or changes in circumstances indicate that a motion picture or television production has a fair value that is less than its unamortized cost, a loss is recognized currently for the amount by which the unamortized cost exceeds the film or television production's fair value.

Programming Costs:

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 63, "Financial Reporting by Broadcasters," costs incurred in acquiring program rights or producing programs for the Television, Direct Broadcast Satellite Television and Cable Network Programming segments are capitalized and amortized over the license period or projected useful life of the programming. Program rights and the related liabilities are recorded at the gross amount of the liabilities when the license period has begun, the cost of the program is determinable, and the program is accepted and available for airing. Television broadcast network and original cable programming are amortized on an accelerated basis. The Company has single and multi-year contracts for broadcast rights of programs and sporting events. At the inception of these contracts and at each subsequent reporting date, the Company evaluates the recoverability of the costs associated therewith, using aggregate estimated advertising revenues directly associated with the program material and related expenses. Where an evaluation indicates that a multi-year contract will result in an ultimate loss, additional amortization is provided to currently recognize that loss. The costs of national sports contracts at the Fox Broadcasting Company ("FOX") and Cable Network Programming segment and for international sports rights agreements are charged to expense based on the ratio of each period's operating profits to estimated total remaining operating profit of the contract. Estimates of total operating profit can change and accordingly, are reviewed periodically and amortization is adjusted as necessary. Such changes in the future could be material.

The costs of local and regional sports contracts, which are for a specified number of events, are amortized on an event-by-event basis. Those costs, which are for a specified season, are amortized over the season on a straight-line basis and if applicable, a portion of the cost is allocated to rebroadcasts.

Inventories for other divisions are valued at the lower of cost or net realizable value. Cost is primarily determined by the first in first out, average cost method or by specific identification.

Equity method investments

Investments in and advances to equity or joint ventures in which the Company has a substantial ownership interest of approximately 20% to 50% and exercises significant influence, or for which the Company owns more than 50% but does not control policy decisions, are accounted for by the equity method. The difference between the Company's investment and its share of the fair value of the underlying net assets of the investee represents either definite-lived intangibles, indefinite-lived intangibles or goodwill. The Company follows SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that Equity method definite-lived intangibles be amortized over their estimated useful life while indefinite-lived intangibles and goodwill are not amortized.

Equity method investments are reviewed for impairment on a quarterly basis by initially comparing their fair value to their respective carrying amounts each quarter. The Company determines the fair value of its public company investments by reference to their publicly traded stock price. With respect to private company investments, the Company makes its estimate of fair value by considering other available information, including recent investee equity transactions, discounted cash flow analyses, estimates based on comparable public company operating multiples and in certain situations, balance sheet liquidation values. If the fair value of the investment has dropped below the carrying amount, management considers several factors when determining whether an other-than-temporary decline in market value has occurred including the length of the time and extent to which the market value has been below cost, the financial condition and near-term prospects of the issuer, the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value, and other factors influencing the fair market value, such as general market conditions.

Cost method investments

Investments in which there is no significant influence (generally less than a 20% ownership interest) are accounted for under the cost method of accounting. The Company reports investments in marketable equity securities at fair value based on quoted market prices or, if quoted prices are not available, the Company makes its estimate of fair value by considering other available information, including discounted expected cash flows using market rates commensurate with credit quality and maturity of the investment. Substantially all investment securities are designated as available for sale with unrealized gains and losses included in accumulated other comprehensive income (loss), net of applicable taxes and other adjustments. The Company regularly reviews investment securities for impairment based on criteria that include the extent to which the investment's carrying value exceeds its related market value, the duration of the market decline, the Company's ability to hold until recovery and the financial strength and specific prospects of the issuer of the security. Unrealized losses that are other than temporary are recognized in earnings. Realized gains and losses are accounted for on the specific identification method.

Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is provided using the straight-line method over an estimated useful life of three to forty years. Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the life of the lease. Costs associated with the repair and maintenance of property are expensed as incurred. Changes in circumstances such as technological advances, changes to the Company's business model or capital strategy could result in the actual useful lives differing from the Company's estimates. In those cases where the Company determines that the useful life of buildings and equipment should be shortened, the Company would depreciate the asset over its revised remaining useful life thereby increasing depreciation expense.

Goodwill and intangible assets

The Company has a significant amount of intangible assets, including goodwill, film and television libraries, Federal Communications Commission ("FCC") licenses, newspaper mastheads, distribution networks, publishing rights and other copyright products and trademarks. Goodwill is recorded as the difference between the cost of acquiring entities and amounts assigned to their tangible and identifiable intangible net assets. In accordance with SFAS No. 142, the Company's goodwill and indefinite-lived intangible assets, which primarily consist of FCC licenses are no longer amortized but are tested annually for impairment or earlier if events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. Intangible assets with finite lives, are generally amortized using the straight-line method over their estimated useful lives, which range from 5 to 20 years and are reviewed for impairment at least annually. SFAS No. 142 requires the Company to perform an annual impairment assessment of its goodwill and indefinite-lived intangible assets. This impairment assessment compares the fair value of these intangible assets to their carrying value. As a result of the tests performed, the Company determined that the goodwill and indefinite-lived intangible assets included in the consolidated balance sheets were not impaired.

For all of its television station acquisitions through June 30, 2005, the Company utilized the "residual" method to estimate the fair value of the stations' FCC licenses. Under the residual method, a portion of a station's purchase price is allocated to its tangible net assets and certain identifiable intangible assets in accordance with independent third party appraisals with any remaining excess purchase price allocated to the FCC license. This results in goodwill being included in the FCC license value. In addition to utilizing the residual method to estimate the fair value of its FCC licenses for allocating the purchase price of its television station acquisitions, the Company also utilized this method to estimate the fair value of its FCC licenses for subsequent SFAS No. 142 impairment tests. The "residual" method of estimating the fair value of FCC licenses will no longer be permissible in future years. (See Recently issued accounting pronouncements below for discussion of the new requirement and its impact to the Company.)

Impairment of long-lived and intangible assets

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," requires that the Company periodically review the carrying amounts of its property, plant and equipment and its finite-lived intangible assets to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset is greater than the expected undiscounted cash flows to be generated by such asset, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such assets exceeds their fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of assets, accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

Financial instruments

The carrying value of the Company's financial instruments, including cash and cash equivalents, cost investments and long-term borrowings, approximate fair value. The fair value of financial instruments is generally determined by reference to market values resulting from trading on a national securities exchange or in an over-the-counter market. Derivative instruments embedded in other contracts, such as Exchangeable Securities, are separated into their host and derivative financial instrument components. The derivative component is recorded at its estimated fair value in the consolidated balance sheet with changes in estimated fair value recorded in Other, net in the consolidated statement of operations.

Guarantees

The Company follows FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosure requirements of a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees.

Revenue recognition

Filmed Entertainment:

Revenues are recognized in accordance with SOP 00-2. Revenues from the distribution of motion pictures are recognized as they are exhibited and revenues from home entertainment sales, net of a reserve for estimated returns, are recognized on the date that DVD units are made available for sale by retailers and all Company-imposed restrictions on the sale of DVD units have expired.

License agreements for the telecast of theatrical and television product in the broadcast network, syndicated television and cable television markets are routinely entered into in advance of their available date for telecast. Cash received and amounts billed in connection with such contractual rights for which revenue is not yet recognizable is classified as deferred revenue. Because deferred revenue generally relates to contracts for the licensing of theatrical and television product which have already been produced, the recognition of revenue for such completed product is principally only dependent upon the commencement of the availability period for telecast under the terms of the related licensing agreement.

Television, Cable Network Programming and Direct Broadcast Satellite Television:

Advertising revenue is recognized as the commercials are aired. Subscriber fees received from cable systems and DBS operators for cable network programming are recognized as revenue in the period services are provided. DBS subscription and pay-per-view revenues are recognized when programming is broadcast to subscribers, while fees for equipment rental are recognized as revenue is earned.

The Company classifies the amortization of cable distribution investments (capitalized fees paid to a cable or DBS operator to facilitate the launch of a cable network) against revenue in accordance with Emerging Issues Task Force ("EITF") No. 01-09, "Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products," as detailed in the following table:

For the years ended June 30,	2005	2004	2003
	(in millions)		
Revenues before amortization of cable distribution investments	$23,976	$20,931	$17,505
Amortization of cable distribution investments	(117)	(129)	(125)
Revenues	$23,859	$20,802	$17,380

Newspapers, Magazine Inserts and Book Publishing
Advertising revenue from newspapers, inserts and magazines is recognized when the advertisements are published. Revenues earned from book publishing and from newspaper circulation are recognized upon passing of control to the buyer.

Sales returns
Consistent with industry practice, certain of the Company's products, such as home entertainment product, books and newspapers, are sold with the right of return. The Company records, as a reduction of revenue, the estimated impact of such returns. In determining the estimate of product sales that will be returned, management analyzes historical returns, current economic trends and changes in customer demand and acceptance of the Company's product. Based on this information, management reserves a percentage of each dollar of product sales that provide the customer with the right of return.

Subscriber acquisition costs
Subscriber acquisition costs in the Direct Broadcast Satellite Television segment primarily consist of amounts paid for third-party customer acquisitions, which consist of the cost of commissions paid to authorized retailers and dealers for subscribers added through their respective distribution channels and the cost of hardware and installation subsidies for subscribers. All costs including hardware, installation and commissions are expensed upon activation. However, where legal ownership is retained in the equipment, the cost of the equipment is capitalized and depreciated over the useful life. Additional components of subscriber acquisition costs include the cost of print, radio and television advertising, which are expensed as incurred.

Advertising expenses
The Company expenses advertising costs as incurred, including advertising expenses for theatrical and television product in accordance with SOP 00-2. Advertising expenses recognized for the years ended June 30, 2005, 2004, and 2003 totaled $2.4 billion, $1.9 billion, and $1.6 billion, respectively.

Translation of foreign currencies
Income and expense accounts of foreign subsidiaries and affiliates are translated into U.S. dollars using the current rate method whereby trading results are converted at the average rate of exchange for the period and assets and liabilities are converted at the closing rates on the period end date. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income (loss). Foreign currency receivables and payables are translated at appropriate year-end current rates and the resulting translation gains or losses are taken into income currently.

The Company enters into limited forward foreign exchange contracts with the objective of protecting the Company against future adverse foreign exchange fluctuations. Exchange gains or losses on these contracts are included in net income (loss), except where they relate to specific commitments, whereby they are deferred until the commitment to sell or purchase is satisfied.

Capitalization of interest
Interest cost on funds invested in major projects, primarily theatrical productions, with substantial development and construction phases are capitalized until production or operations commence. Once production or operations commence, the interest costs are expensed as incurred. Capitalized interest is amortized over future periods on a basis consistent with that of the project to which it relates. Total interest capitalized was $31 million, $42 million, and $26 million, for the years ended June 30, 2005, 2004 and 2003, respectively. Amortization of capitalized interest for the years ended June 30, 2005, 2004 and 2003 was $48 million, $40 million, and $35 million, respectively.

Sale of stock by a subsidiary or equity method investee

When one of the Company's subsidiaries or equity investees issues additional shares to third parties, the Company's percentage ownership interest in the investee decreases. In the event the issuance price per share is more or less than the average carrying amount per share, in accordance with the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 51, "Accounting for Sales of Stock by a Subsidiary," the Company recognizes a non-cash gain or loss on the issuance. This non-cash gain or loss is recognized in the Company's consolidated statements of operations in the period the change in ownership interest occurs. The Company provides deferred taxes on these SAB No. 51 gains (losses).

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income taxes. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established where management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries to the extent amounts are expected to be reinvested indefinitely.

Earnings per share

Net income available to the Company's common stockholders is allocated between the two classes of common stock, Class A Common Stock and Class B Common Stock. The allocation between classes is based upon the two-class method. Under the two-class method, earnings per share for each class of common stock is allocated according to dividends declared and participation rights in undistributed earnings. (See Note 20 Earnings Per Share)

Basic earnings per share for the Company's Class A and Class B Common Stock is calculated by dividing net income or loss, less dividends on perpetual preference shares, by the weighted average number of shares of Class A and Class B Common Stock outstanding. Diluted earnings per share for the Company's Class A and Class B Common Stock is calculated similarly, except that the calculation includes the dilutive effect of the assumed exercise of options issuable under the Company's stock incentive plans and the dilutive effect of convertible securities.

Comprehensive income (loss)

The Company follows SFAS No. 130, "Reporting Comprehensive Income," for the reporting and display of comprehensive income.

For the years ended June 30,	2005	2004	2003
		(in millions)	
Other comprehensive income (loss), net of tax:			
Unrealized holding gains (losses) on securities:			
Balance, beginning of year	$ 177	$ 169	$ 88
Fiscal year activity	(94)	8	81
Balance, end of year	83	177	169
Minimum pension liability adjustment:			
Balance, beginning of year	(212)	(274)	(68)
Fiscal year activity	(34)	62	(206)
Balance, end of year	(246)	(212)	(274)
Foreign currency translation adjustments:			
Balance, beginning of year	(101)	(467)	(1,194)
Fiscal year activity	92	366	727
Balance, end of year	(9)	(101)	(467)
Total Other comprehensive loss, net of tax	$(172)	$(136)	$ (572)

Stock-based compensation

Stock-based compensation is accounted for by using the intrinsic value-based method in accordance with APB No. 25, "Accounting for Stock Issued to Employees." The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

The following table reflects the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions for stock-based employee compensation. These pro forma effects may not be representative of future stock compensation expense since the estimated fair value of stock options on the date of grant is amortized to expense over the vesting period and the vesting of certain options was accelerated on May 3, 2005 (as discussed below) and additional options may be granted in future years.

For the years ended June 30,	2005	2004	2003
	(in millions except per share data)		
Net income, as reported	$2,128	$1,533	$ 822
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(184)	(89)	(81)
Pro forma net income	$1,944	$1,444	$ 741
Basic earnings per share:			
As reported:			
Class A	$ 0.74	$ 0.58	$0.33
Class B	$ 0.62	$ 0.49	$0.28
Pro forma:			
Class A	$ 0.68	$ 0.55	$0.30
Class B	$ 0.57	$ 0.46	$0.25
Diluted earnings per share:			
As reported:			
Class A	$ 0.73	$ 0.58	$0.33
Class B	$ 0.61	$ 0.48	$0.28
Pro forma:			
Class A	$ 0.67	$ 0.55	$0.30
Class B	$ 0.56	$ 0.45	$0.25

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in fiscal years ending June 30:

	2005	2004	2003
Weighted average risk free interest rate	4.08%	5.60%	5.72%
Dividend yield	0.9%	0.9%	1.5%
Expected volatility	35.38%	41.83%	43.40%
Maximum expected life of options	7 years	7 years	7 years

On May 3, 2005, the Compensation Committee of the Board of Directors of the Company approved the acceleration of vesting of unvested out-of-the-money stock options granted under the Company's 2004 Stock Option Plan. The affected options are those with exercise prices greater than A$19.74 per share, which was the closing price of the Company's Class A Common Stock (as traded on the Australian Stock Exchange in the form of CHESS Depositary Interests) on May 2, 2005. Prior to the Company's reorganization in the United States, stock options were granted to employees with Australian dollar exercise prices. As a result of this action, the vesting of approximately 19,862,000 previously unvested stock options was accelerated and became exercisable. None of the unvested stock options held by directors, some of whom have options with exercise prices in excess of A$19.74, were accelerated.

The Compensation Committee's decision to accelerate the vesting of these options was in anticipation of compensation expense to be recorded subsequent to the effective date of SFAS No. 123(R) on July 1, 2005. The acceleration eliminates approximately $100 million ($65 million net of tax) of future compensation expense of which $58 million ($38 million net of tax) and $42 million ($27 million net of tax) would otherwise be recognized by the Company in fiscal years 2006 and 2007, respectively, in its Consolidated Statements of Operations once SFAS

No. 123(R) becomes effective. In addition, the Compensation Committee considered that because these options had exercise prices in excess of the current market value they were not fully achieving their original objectives of incentive compensation and employee retention, and it believed that the acceleration would have a positive effect on employee morale.

Derivatives

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded on the balance sheet at fair value as either an asset or a liability. The statement also requires that changes in the fair value of recorded derivatives be recognized currently in earnings unless specific hedge accounting criteria are met.

The Company uses financial instruments designated as cash flow hedges to hedge its limited exposures to foreign currency exchange risks associated with the costs for producing films abroad. All cash flow hedges are recorded at fair value on the consolidated balance sheet. As of June 30, 2005 and 2004, the notional amount of foreign exchange forward contracts with foreign currency risk was $77.4 million and $10.8 million, respectively, and the net unrealized gain was approximately $0.5 million and $0.1 million, respectively. The potential loss in fair value for such financial instruments for a 10% adverse change in quoted foreign currency exchange rates would be approximately $3.5 million and $0.6 million, respectively. The effective changes in fair value of derivatives designated as cash flow hedges are recorded in accumulated other comprehensive income (loss) with foreign currency translation adjustments. Amounts are reclassified from accumulated other comprehensive income (loss) when the underlying hedged item is recognized in earnings. If derivatives are not designated as hedges, changes in fair value are recorded in earnings. (See Note 9 Exchangeable Securities)

Recently issued accounting pronouncements

In September 2004, the Emerging Issues Task Force issued Topic No. D-108, "Use of the Residual Method to Value Acquired Assets Other Than Goodwill" ("Topic D-108") which will impact the Company's carrying value of its acquired FCC licenses. Topic D-108 prohibits the use of the residual method and precludes companies from reclassifying to goodwill any goodwill that was originally included in the value of FCC licenses as determined under the residual method of valuation. Pursuant to the provisions of Topic D-108, the Company will utilize a direct method of valuation for an impairment test under SFAS 142 to be performed as of July 1, 2005, the required date of adopting this new accounting pronouncement. While the Company has not yet completed the evaluation of the impact of adopting Topic D-108 on its financial position or results of operations, the Company believes that the change in accounting principle prescribed by Topic D-108 will be material. Topic D-108 will become effective for the Company in the first quarter of fiscal 2006 and will be reflected as a cumulative effect of an accounting change.

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Share-Based Payment." This standard will require the cost of employee compensation paid with equity instruments to be measured based on grant-date fair values. That cost will be recognized over the vesting period. SFAS No. 123(R) will become effective for the Company in the first quarter of fiscal 2006.

In October 2004, the American Jobs Creation Act (the "Act") was signed into law. The Act includes a temporary incentive for U.S. multinationals to repatriate foreign earnings at an effective 5.25 percent tax rate. Such repatriations must occur in either an enterprise's last tax year that began before the enactment date, or the first tax year that begins during the one-year period beginning on the date of enactment. In December 2004, the FASB issued a FASB Staff Position, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"). FSP 109-2 allows companies additional time to evaluate the effect of the Act as to whether unrepatriated foreign earnings continue to qualify for the SFAS No. 109 exception regarding non-recognition of deferred tax liabilities and would require explanatory disclosures from those who need the additional time. The Company is currently considering the effects of the repatriation provisions of the Act. Through June 30, 2005, the Company has not provided deferred taxes on substantially all of the undistributed earnings of foreign subsidiaries since substantially all such earnings were expected to be permanently invested in foreign operations but has started an evaluation of the effects of the repatriation provision. Whether the Company will ultimately take advantage of this provision depends on a number of factors, including reviewing future Congressional or Treasury Department guidance, before a determination can be made. The range of possible amounts that the Company is considering for repatriation under this provision is up to approximately $500 million. The related potential range of income tax is up to approximately $30 million.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29". This standard amends APB Opinion No. 29, "Accounting for Nonmonetary Transactions", by eliminating the exception to fair value measurement for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance – that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. SFAS No. 153 will become effective for the Company for nonmonetary asset exchanges occurring after the first quarter of fiscal 2006. The Company does not expect the adoption of SFAS No. 153 to have a material effect on its financial position, results of operation or cash flows.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3". This standard establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 will become effective for the Company for accounting changes and corrections of errors beginning in fiscal 2007.

> Note 3 **Acquisitions and Disposals**

Fiscal Year 2005 Transactions

Incorporation in the United States

In April 2004, the Company announced that it would pursue a reorganization that would change the Company's place of incorporation from Australia to the United States. In August 2004, the Company announced that a Special Committee of Non-executive Directors and the Board of Directors of the Company had unanimously recommended the proposed reorganization of the Company. On October 26, 2004, the reorganization was approved by the Company's shareholders and option holders and on November 3, 2004, the Federal Court of Australia also approved the reorganization.

On November 12, 2004, the proposed reorganization was accomplished under Australian law whereby the holders of TNCL's ordinary and preferred shares, including those ordinary shares and preferred limited voting ordinary shares represented by American Depositary Receipts ("ADRs"), had their shares cancelled and received in exchange shares of voting and non-voting common stock of News Corporation at a one-for-two ratio. Reorganization costs expensed during fiscal 2005 amounted to $49 million and are included in Other operating charge in the Other segment in the consolidated statements of operations.

In connection with this reorganization, the Company acquired from the Harris Trust the approximate 58% interest in Queensland Press Pty Ltd. ("QPL") not already owned by the Company through the acquisition of the Cruden Group of companies. The principal assets of the Cruden Group were shares of the Company and a 58% interest in QPL. QPL owns a publishing business which includes two metropolitan and eight regional newspapers in Queensland, Australia, as well as shares of News Corporation. The consideration for the acquisition of the net assets of the Cruden Group, excluding shares of the Company owned directly through the Cruden Group and indirectly (through QPL), was the issuance of approximately 61 million shares of Class B Common Stock valued at approximately $1 billion and the assumption of approximately $400 million of debt. All of the debt assumed was retired in November 2004. The excess purchase price over the fair value of the net assets acquired of approximately $1.3 billion has been preliminarily allocated to certain indefinite-lived intangibles and goodwill, which in accordance with SFAS No. 142 are not being amortized. The allocation of the excess is not final and is subject to changes upon completion of final valuations of certain assets and liabilities. A future reduction in goodwill for additional value to be assigned to identifiable finite-lived intangible assets or tangible assets could reduce future earnings as a result of additional amortization. For every $100 million reduction in goodwill for additional value to be assigned to identifiable finite-lived intangible assets or tangible assets, Depreciation and amortization expense would increase by approximately $10 million per year representing amortization expense assuming an average useful life of 10 years. The results of QPL have been included in the Company's consolidated statements of operations from November 12, 2004, the date of acquisition. As a result of the purchase of this interest in QPL, the Company's ownership interest in QPL increased from 42% to 100% and accordingly on November 12, 2004, the Company ceased to equity account for QPL.

As a result of the reorganization, News Corporation became the new parent company of TNCL. News Corporation has a primary listing on the New York Stock Exchange and secondary listings on the Australian Stock Exchange and the London Stock Exchange.

In exchange for approximately 78 million shares of Class A Common Stock and approximately 247 million shares of Class B Common Stock owned directly through the Cruden Group and indirectly (through QPL) by the Cruden Group, the Harris Trust received shares of News Corporation in the same exchange ratio as all other TNCL shareholders in the reorganization. The shares of News Corporation non-voting stock that the Harris Trust received were reduced by the number of shares equal in value to the net debt and certain other net liabilities of the Cruden Group which was assumed by the Company in the transaction. The shares issued to the Harris Trust were approximately 61 million shares of Class A Common Stock, and approximately 247 million shares of Class B Common Stock with an approximate value of $6 billion, and the Company assumed approximately $250 million of net debt and certain other net liabilities of the Cruden Group. All of the debt assumed was retired in November 2004.

The Company shares acquired through the acquisition of the Cruden Group as well as the shares which were indirectly owned by the Company through its 42% ownership interest in QPL prior to the acquisition are considered treasury shares. The treasury shares are accounted for using the par value method. Shares of Class A Common Stock and shares of Class B Common Stock related to this transaction that are held in treasury at June 30, 2005 were approximately 109 million and 314 million, respectively. Following the reorganization, Mr. K. R. Murdoch, the Chairman and Chief Executive Officer ("CEO"), and the Harris Trust own approximately 29.5% of the voting shares of News Corporation.

Fox Entertainment Group Acquisition

In March 2005, Fox Acquisition Corp., a direct wholly-owned subsidiary of the Company, completed its offer to the holders of Class A common stock of Fox Entertainment Group, Inc. ("FEG") to exchange 2.04 shares of the Company's Class A Common Stock for each outstanding share of FEG's Class A common stock validly tendered and not withdrawn in the exchange offer (the "Offer"). Shortly thereafter, the Company effected a merger of FEG with and into Fox Acquisition Corp. Each share of FEG Class A common stock not acquired in the Offer, other than the shares owned by the Company, was converted in the merger into 2.04 shares of the Company's Class A Common Stock. The Company issued approximately 357 million shares of News Corporation's Class A Common Stock valued at approximately $6.3 billion in exchange for the outstanding FEG Class A common shares. After the consummation of the offer and the subsequent merger, Fox Acquisition Corp. changed its name to "Fox Entertainment Group, Inc." As a result of the Offer, the Company's ownership interest increased from approximately 82% to 100%. This acquisition of the remaining non-controlling interests in FEG has been accounted for under the purchase method in accordance with SFAS No. 141.

In connection with the Offer and subsequent merger, a wholly owned subsidiary of the Company tendered the shares of Fox Class A common stock and Fox Class B common stock that it owned prior to the acquisition to Fox Acquisition Corp. in exchange for News Corporation Class A Common Stock at the same exchange ratio as is provided in the Offer for shares of Fox Class A common stock. As a result of the exchange, the wholly owned subsidiary owns shares of News Corporation, which are considered treasury shares. The treasury shares are accounted for using the par value method. Of the Class A Common Stock held in treasury at June 30, 2005, approximately 1,631 million shares represent shares issued in exchange for shares of FEG's common stock previously held by a wholly owned subsidiary of the Company with an approximate value of $8 billion.

The Company has not yet finalized the evaluation and allocation of the purchase price as the appraisals associated with the valuation of tangible and intangible assets are not yet complete. The Company has preliminarily allocated the purchase price to certain finite-lived intangible assets which are being amortized, and certain indefinite-lived intangibles and goodwill, which are not being amortized in accordance with SFAS No. 142, which is included in the Other segment, until the final allocation is complete. A future reduction in goodwill for additional value to be assigned to identifiable finite-lived intangible assets or tangible assets could reduce future earnings as a result of additional amortization. For every $100 million reduction in goodwill for additional value to be assigned to identifiable finite-lived intangible assets or tangible assets, Depreciation and amortization expense would increase by approximately $10 million per year representing amortization expense assuming an average useful life of 10 years. Amortization included in the statement of operations for the period from the acquisition date through June 30, 2005 was approximately $10 million reflected in the Other segment.

The aggregate purchase price allocation for QPL and FEG is as follows:

As of June 30,	2005 (in millions)
Assets acquired:	
Current assets	$ 133
Investments	284
Property, plant and equipment	241
Intangible assets	1,387
Goodwill	3,034
Total assets transferred	$ 5,079
Liabilities assumed:	
Current liabilities	$ 108
Deferred income taxes	587
Borrowings	657
Total liabilities assumed	1,352
Minority interest in subsidiaries	(3,399)
Net assets acquired before treasury shares	7,126
Treasury shares acquired	13,548
Net assets acquired	$20,674

Other fiscal 2005 transactions

In September 2004, the Company purchased Telecom Italia S.p.A.'s ("Telecom Italia") 20% interest in SKY Italia for cash consideration of $108 million (€88 million), thereby increasing the Company's ownership interest in SKY Italia to 100%.

In April 2005, the Company and Rainbow Media Holdings ("Rainbow") exchanged their investments in Regional Programming Partners ("RPP"). Under the terms of the agreement, the Company exchanged its 40% interest in RPP for Rainbow's 60% interests in Fox Sports Net Ohio ("FSN Ohio") and Fox Sports Net Florida ("FSN Florida") (formerly included in the RPP business) and Rainbow's 50% interests in National Sports Partners ("NSP") and National Advertising Partners ("NAP") increasing the Company's ownership in these entities to 100%. In addition, the Company retained its 40% interest in Fox Sports Net Bay Area ("FSN Bay Area") (also formerly included in the RPP business) and remitted to RPP the $150 million in promissory notes it received from RPP as a result of RPP's December 2003 acquisition of the Company's direct ownership interests in Fox Sports Net Chicago and Fox Sports Net Bay Area. The Company accounted for this exchange in accordance with APB Opinion No. 29, "Accounting for Nonmonetary Transactions" and accordingly the Company recorded the assets received at fair value upon closing. The Company has recognized a loss of approximately $85 million on this restructuring in Other, net in the accompanying consolidated statement of operations.

Fiscal Year 2004 Transactions

In December 2003, NDS, a subsidiary of the Company, acquired 100% of the MediaHighway middleware business from a subsidiary of Thomson SA and licensed certain related patents from Thomson SA for a total consideration of $73 million (€60 million) in cash. Subsequent to this acquisition, the Company concluded that certain intangible assets recognized on acquisition were not supported by projections of the incremental future cash flows attributable to the acquired business. Accordingly, the Company has recorded an impairment charge against these intangibles of $11.3 million reflected in Operating expenses within Operating income.

In December 2003, SKY Italia sold two wholly owned subsidiaries, Prima S.p.A. and Europa S.p.A., for total consideration of $112 million (€90 million). The Company ascribed a fair value of $112 million to these assets in connection with the Telepiu acquisition (see fiscal year 2003 transactions below) and accordingly no gain or loss was recognized on the sale.

In December 2003, the Company sold its 50% direct ownership interests in SportsChannel Chicago Associates ("SportsChannel Chicago") and SportsChannel Pacific Associates ("SportsChannel Bay Area") (collectively the "SportsChannels") to subsidiaries of RPP for consideration of $150 million. This consideration was paid wholly in the form of two three-year promissory notes issued by the subsidiaries of RPP, which own only the acquired interests in the SportsChannels, in an aggregate amount of $150 million and bearing interest at prime plus 1% per annum. The notes are secured by a pledge of 100% of the interests in SportsChannel Bay Area. Upon the close of this sale, the SportsChannels are held 100% by RPP and indirectly 60% by Rainbow Media Sports Holdings, Inc. and 40% by the Company. The Company recognized a net gain on the sale of the SportsChannels of $9 million, which is reflected in Other, net in the accompanying consolidated statements of operations.

In February 2004, the Company sold the Los Angeles Dodgers ("Dodgers"), together with Dodger Stadium and the team's training facilities in Vero Beach, Florida and the Dominican Republic, to entities owned by Frank McCourt (the "McCourt Entities"). The gross consideration for the sale of the Dodgers franchise and real estate assets was $421 million, subject to further adjustment. The consideration at closing was comprised of (i) $225 million in cash, (ii) a $125 million two-year note, (iii) a $40 million four-year note secured by bank letters of credit and (iv) a $31 million three-year note that is convertible, at the Company's option, into preferred equity in the McCourt Entities if unpaid at maturity. The Company had agreed to remit $50 million during the first two years following the closing of the transaction to reimburse the McCourt Entities for certain pre-existing commitments which has been substantially paid. During the fourth quarter of Fiscal 2005, the Company recognized a gain of $17 million as a result of the subsequent finalization of certain contractual terms, which resulted in a net ultimate loss of $2 million in the disposition of the Dodgers. As of June 30, 2005, the McCourt Entities have paid off all of the notes except for $125 million note secured by non-team real estate which is currently due in February 2008.

Fiscal Year 2003 Transactions

In August 2002, the Company acquired WPWR-TV in the Chicago designated market area ("DMA") from Newsweb Corporation for $425 million in cash. This transaction has been treated as a purchase in accordance with SFAS No. 141, "Business Combinations."

In April 2003, the Company and Telecom Italia acquired Telepiu, S.p.A. ("Telepiu"), Vivendi Universal's satellite pay-television platform in Italy, for approximately $874 million (€788 million), consisting of the assumption of $388 million (€350 million) in outstanding indebtedness and a cash payment of $486 million (€438 million). In the acquisition, Telepiu was merged with Stream S.p.A. ("Stream"), and the combined platform was renamed SKY Italia, which was owned 80% by the Company and 20% by Telecom Italia S.p.A. The excess purchase price over the fair value of the net assets acquired of $638 million is reported within publishing rights, titles, television licenses, and goodwill. The results of SKY Italia have been included in the Company's consolidated statements of operations from April 30, 2003, the date of acquisition. As a result of the acquisition, commencing April 30, 2003, the Company ceased to equity account its share of Stream's results.

> Note 4 **Inventories**

As of June 30,	2005	2004
	(in millions)	
Current inventories:		
Raw materials	$ 132	$ 98
Work and projects in progress	55	52
Finished goods	123	139
Programming rights	1,235	1,270
	1,545	1,559
Less: inventory reserve	(29)	(29)
Total current inventories, net	1,516	1,530
Non-current inventories:		
Filmed entertainment costs:		
Films:		
Released (including acquired film libraries)	733	734
Completed, not released	234	125
In production	218	545
In development or preproduction	90	52
	1,275	1,456
Television productions:		
Released (including acquired libraries)	470	449
Completed, not released	14	13
In production	149	112
In development or preproduction	2	1
	635	575
Total filmed entertainment costs, less accumulated amortization	1,910	2,031
Programming rights	456	638
Total non-current inventories	2,366	2,669
Total inventories, net	$3,882	$4,199

As of June 30, 2005, the Company estimated that approximately 62% of unamortized filmed entertainment costs from the completed films are expected to be amortized during fiscal year 2006 and approximately 92% of released filmed entertainment costs will be amortized within the next three years. As of June 30, 2005, the Company estimated that approximately 59% of $1,182 million in accrued participation liabilities, included in Participations, residuals and royalties payable on the consolidated balance sheet, will be payable during fiscal 2006. At June 30, 2005, acquired film and television libraries have remaining unamortized film costs of $133 million, which are generally amortized using the individual film forecast method over a remaining period of approximately 8 to 16 years.

> Note 5 Investments

As of June 30, 2005, the Company's investments were comprised of the following:

		Ownership Percentage	As of June 30,[5] 2005	2004
			(in millions)	
Equity method investments:				
The DIRECTV Group, Inc.[1][2]	DBS operator principally in the U.S.	34%	$ 6,688	$ 6,813
Gemstar-TV Guide International, Inc.[2]	U.S. print and electronic guidance company	41%	608	604
Regional Programming Partners[3]	U.S. partnership holding interests in sporting networks, teams and arenas	0% (2004 - 40%)	—	943
British Sky Broadcasting Group plc[2]	U.K. DBS operator	37% (2004 - 35%)	787	495
China Network Systems	Taiwan cable TV operator	various	225	250
Sky Network Television Ltd.	New Zealand media company	44%	254	315
FOXTEL	Australian pay TV operator	25%	70	90
National Geographic Channel (US)[4]	U.S. cable channel	67%	320	172
National Geographic International	International cable channel	50%	133	71
Other equity method investments		various	557	493
Cost method investments			626	668
			$10,268	$10,914

(1) The Company purchased its 34% interest in The DIRECTV Group, Inc. ("DIRECTV") during fiscal 2004 (See below).

(2) The market value of the Company's investment in DIRECTV, Gemstar-TV Guide International, Inc. ("Gemstar-TV Guide") and British Sky Broadcasting Group plc ("BSkyB") was $7,296 million, $635 million and $6,433 million, respectively, as of June 30, 2005.

(3) The Company restructured its investment in RPP during fiscal 2005. (See Note 3 Acquisitions and Disposals)

(4) The Company does not control this entity as it does not hold a majority on the Board, is unable to dominate operating decision-making and is not a variable interest entity.

(5) The aggregate fair value of those investments whose shares are publicly traded was $15,654 million and $17,276 million as of June 30, 2005 and 2004, respectively.

Equity Earnings of Affiliates

The Company's share of the income (loss) of each of its equity affiliates is as follows:

For the years ended June 30,	2005	2004	2003
		(in millions)	
British Sky Broadcasting Group plc	$ 374	$265	$ 128
The DIRECTV Group, Inc.[a]	(186)	(57)	—
Sky Brasil	49	(37)	(77)
Innova	27	(10)	(22)
FOXTEL	(20)	(19)	(9)
Stream[b]	—	—	(198)
Other equity affiliates[c]	111	28	(166)
Total equity earnings (losses) of affiliates[d]	$ 355	$170	$(344)

(a) The Company's share of DIRECTV's losses for the year ended June 30, 2005 includes the Company's share of DIRECTV's increased loss from its sale of PanAmSat resulting from a reduction in the sales proceeds, the Company's portion of the SPACEWAY program impairment and the amortization of certain finite-lived intangibles.

(b) In April 2003, the Company acquired a controlling interest in Stream (now SKY Italia). As a result of the acquisition, commencing April 30, 2003, the Company ceased to equity account its share of Stream's results.

(c) Other equity affiliates include the following fiscal 2003 transactions:

Gemstar-TV Guide, which is accounted for using the equity method, experienced a significant decline in its market capitalization. In determining if the decline in Gemstar-TV Guide's market value was other than temporary, the Company considered a number of factors: (i) the financial condition, operating performance and near term prospects of the investee; (ii) the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; (iii) analysts' ratings and estimates of 12 month share price targets for the investee; (iv) the length of time and the extent to which the market value has been less than the carrying value of the Company's investment; and (v) the Company's intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. As a result of this review, the Company recorded a $305 million charge included in Equity earnings (losses) of affiliates to reduce the carrying value of its investment to reflect an other than temporary decline in value. The charge was determined by reference to Gemstar-TV Guide's share price of $3.75 per share and the Company's ownership of approximately 175 million shares.

Independent Newspapers Limited ("INL") sold its publishing assets and this sale resulted in a gain for INL. The Company's portion of such gain was $161 million, which is reflected in Equity earnings (losses) of affiliates on the consolidated statements of operations.

The Company wrote down its investment in Sky Multi-Country Partners by $35 million reflected in Equity earnings (losses) of affiliates on the consolidated statements of operations due to a permanent diminution of assets resulting from sustained losses of the platform and the decision of the partners to limit future financial support of this business.

(d) The Company's investment in several of its affiliates exceeded its equity in the underlying net assets at their acquisition by a total of $3.8 billion and $3.9 billion as of June 30, 2005 and 2004, respectively.

This excess primarily relates to the Company's investment in DIRECTV. At June 30, 2005 the remaining unamortized excess included in the investment in DIRECTV was $3.6 billion which represents the excess of fair value over the Company's proportionate share of DIRECTV's underlying net assets as adjusted to record such net assets at fair value, most notably the adjustment to the carrying value of DIRECTV's SPACEWAY and PanAmSat businesses and assets and its deferred subscriber acquisition costs. This excess, has been allocated to finite-lived intangibles, which are being amortized over lives ranging from 6-20 years, and to certain indefinite-lived intangibles and goodwill, which are not subject to amortization in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets".

In accordance with SFAS No. 142, the Company amortized $74 million and $29 million in fiscal 2005 and 2004, respectively, related to amounts allocated to definite-lived intangible assets. Such amortization is reflected in equity earnings (losses) of affiliates.

Fiscal Year 2005 Acquisitions and Disposals

In June 2005, the Company sold its entire cost investment in The Wireless Group plc ("Wireless Group"). The Company's 38.9 million shares of Wireless Group were sold for total consideration of approximately $60 million. The Company recognized a gain of approximately $6 million on the sale, which is reflected in Other, net in the accompanying consolidated statements of operations for the fiscal year ended June 30, 2005.

In fiscal 2005, INL merged with Sky Network Television and formed a new company which has been named Sky Network Television Limited ("Sky Network Television"). As part of the transaction, the Company received net cash consideration of approximately $60 million and increased the Company's ownership interest in Sky Network Television by 10%, to 44%.

During fiscal 2005, as part of the Company's acquisition of the remaining outstanding shares of FEG it did not already own (See Note 3 Acquisitions and Disposals), approximately $234 million of the FEG excess purchase price was preliminarily assigned to the Company's investments in National Geographic and DIRECTV, of which approximately $60 million was preliminarily allocated to amortizable intangibles with an estimated weighted average useful life of 10 years.

In October 2004, the Company and its 34% investee, DIRECTV, announced a series of transactions with Grupo Televisa, Globopar and Liberty Media International, Inc. that will result in the reorganization of the companies' direct broadcast satellite ("DBS") TV platforms in Latin America. The transactions will result in DIRECTV Latin America and Sky Latin America consolidating their two DBS platforms into a single platform in each of the major territories served in the region. As part of these transactions, DIRECTV will acquire News Corporation's interests in Sky Brasil, Innova and Sky Multi-Country Partners. The Sky Multi-Country Partners transaction has closed and the Company has recorded a pre-tax loss during fiscal 2005 of $55 million. Upon the completion of the reorganization of the other platforms, which is subject to certain governmental approvals, the Company will record a gain. As a result of these transactions, the Company's transponder lease guarantee increased by $175 million. Upon the closing of the Latin American DBS reorganization transactions, the Company will be released from the transponder lease guarantees. (See Note 14 Commitments and Contingencies)

In December 2004, the Company sold its 20% investment in Rogers Sportsnet to Rogers Broadcasting Limited for $41 million. Rogers Sportsnet operates regional sports networks in Canada covering local sports events plus national programming. For the six months ended December 31, 2004, the Company recognized a gain of $39 million on this sale in Other, net in the consolidated statements of operations.

In January 2005, STAR completed the acquisition of approximately 26% in Balaji Telefilms Limited, the largest television content production company in India, whose shares are listed for trading on The Stock Exchange, Mumbai and the National Stock Exchange of India for $34 million.

Fiscal Year 2004 Acquisitions and Disposals

In May 2004, the Company sold its 40% interest in the Staples Arena for aggregate consideration of $128 million. The Company has recorded a loss on the sale of the interest in the Staples Arena of approximately $7 million in Other, net on the consolidated statement of operations. In connection with the sale of this interest, the Company was released from several guarantees in the aggregate amount of approximately $23 million outstanding at the time of this sale.

In May 2004, the Company acquired a 10% interest in an affiliate of Anschutz Entertainment Group, Inc. that has the right to develop and operate an entertainment and sports complex to be located inside and adjacent to the Millennium Dome in London, England, for $25 million.

In December 2003, the Company acquired a 34% interest in Hughes Electronics Corporation ("Hughes") for total consideration of approximately $6.8 billion. General Motors Corporation ("GM") sold its 20% interest in Hughes to the Company in exchange for approximately $3.1 billion, in cash, and 57.2 million shares of News Corporation Class A shares, valued at approximately $800 million. The Company acquired 14% of Hughes from the former GM Class H common stockholders in exchange for approximately 204.2 million shares of News Corporation Class A shares, valued at $2.9 billion. Subsequent to the above transaction, Hughes changed its corporate name to The DIRECTV Group, Inc ("DIRECTV").

In December 2003, the Company exercised its right to require Discovery Communications, Inc. ("Discovery") to purchase its 10% interest in Discovery Health Channel, LLC for a sales price of approximately $98 million. The Company had acquired this interest in connection with the sale of The Health Network to Discovery in June 2001. The transaction was completed in fiscal 2005 and the Company recognized a gain that was not material to the Company's consolidated results of operations.

In August 2003, the Company sold its entire 8% cost investment in SKY Perfect Communications Inc. ("SKY PerfecTV!"). The Company's 182,000 shares of SKY PerfecTV! were sold for total consideration of $177 million (¥20.8 billion). The Company recognized a gain of approximately $105 million on the sale, which is reflected in Other, net in the accompanying consolidated statements of operations for the fiscal year ended June 30, 2004.

Impairments of Cost Method Investments

During fiscal 2003, the Company wrote down its investment in Knowledge Enterprises, Inc. ("Knowledge") by $92 million reflected in Other, net in the consolidated statements of operations. The charge was based on Knowledge's planned equity rights offering and reflected the estimated recoverable value of this investment.

Summarized financial information for significant equity affiliates, determined in accordance with Regulation S-X, accounted for under the equity method is as follows:

For the years ended June 30,	2005	2004	2003
		(in millions)	
Revenues	$19,734	$17,527	$5,824
Operating income (loss)	(221)	525	(792)
Income (loss) from continuing operations	(67)	172	(916)
Net loss	(119)	(737)	(916)

As of June 30,	2005	2004
	(in millions)	
Current assets	$ 8,012	$12,033
Non-current assets	12,550	12,612
Current liabilities	4,447	7,263
Non-current liabilities	7,016	6,730

Equity affiliates of the Company have balance sheet dates consistent with the Company with the following exceptions:

Investment	Year End
Gemstar-TV Guide International, Inc.	December 31
National Geographic Channel (US)	December 31
National Geographic International	December 31
The DIRECTV Group, Inc.	December 31

> Note 6 Property, Plant and Equipment

As of June 30,	Useful Lives	2005	2004
		(in millions)	
Land		$ 273	$ 263
Buildings and leaseholds	3 to 40 years	2,321	2,205
Machinery and equipment	3 to 20 years	5,211	4,359
		7,805	6,827
Less accumulated depreciation and amortization		(3,459)	(3,031)
Total property, plant and equipment, net		$ 4,346	$ 3,796

Depreciation and amortization related to property, plant and equipment was $608 million, $539 million and $407 million for the years ended June 30, 2005, 2004, and 2003, respectively. This includes depreciation of set-top boxes at the Direct Broadcast Satellite Television segment of $100 million, $93 million and $34 million for the years ended June 30, 2005, 2004 and 2003, respectively.

Construction in progress as of June 30, 2005 and 2004, which amounted to $258 million and $63 million, respectively, was included in Property, plant and equipment, net above.

Total operating lease expense was approximately $327 million, $342 million and $220 million for the years ended June 30, 2005, 2004 and 2003, respectively.

> Note 7 Goodwill and Other Intangible Assets

In accordance with SFAS No. 142, the Company's intangible assets and related accumulated amortization are as follows:

As of June 30,	Weighted average useful lives	2005	2004
		(in millions)	
FCC licenses[(a)(b)]	Indefinite-lived	$ 8,485	$ 8,616
Distribution networks	Indefinite-lived	745	743
Publishing rights & imprints	Indefinite-lived	501	501
Newspaper mastheads	Indefinite-lived	744	476
Other[(b)]	Indefinite-lived	1,907	457
Intangible assets not subject to amortization		12,382	10,793
Intangible assets, net of accumulated amortization of $74 million and $35 million as of June 30, 2005 and 2004, respectively	4.3 - 10 years	135	205
Total intangibles, net		$12,517	$10,998

(a) See Recently issued accounting pronouncements for discussion on Topic D-108 in Note 2 Summary of Significant Accounting Policies.

(b) See Note 3 Acquisitions and Disposals.

Notes to the Consolidated Financial Statements (continued)

The changes in the carrying value of goodwill, by segment, are as follows:

	Balance as of June 30, 2004	Acquisitions	Adjustments[a]	Balance as of June 30, 2005
	(in millions)			
Filmed Entertainment	$ 246	$ 3	$ —	$ 249
Television	2,947	4	—	2,951
Cable Network Programming	2,768	890	—	3,658
Direct Broadcast Satellite Television	659	—	(136)	523
Magazines & Inserts	257	—	—	257
Newspapers	12	990	(22)	980
Book Publishing	—	—	—	—
Other	264	2,062[b]	—	2,326
Total goodwill	$7,153	$3,949	$(158)	$10,944

(a) Adjustments primarily related to purchase price allocations for acquisitions, foreign currency translation adjustments and the reduction of accruals previously established in purchase price accounting which were determined to be no longer necessary.

(b) See Note 3 Acquisitions and Disposals.

Amortization related to finite-lived intangible assets was $40 million, $26 million and $7 million for the years ended June 30, 2005, 2004 and 2003, respectively.

Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five years is as follows: 2006 - $68 million, 2007 - $58 million, 2008 - $58 million, 2009 - $58 million and 2010 - $56 million. These amounts may vary as acquisitions and disposals occur in the future and as purchase price allocations are finalized.

Notes to the Consolidated Financial Statements (continued)

> Note 8 Borrowings

As of June 30,				Note	2005	2004
					(in millions)	
Bank Loans (a)						
Current					$ 32	$ 44
Long-term					128	60
					$ 160	$ 104
Public Debt						
Description	*Original face value*		*Due date*			
5.625% Eurobond	€	350m	July 29, 2004	(b)	$ —	$ 272
8.5% Senior notes	US$	500m	February 15, 2005	(c) (e)	—	132
6.625% Senior debentures	US$	350m	January 9, 2008	(d)	350	350
7.375% Senior debentures	US$	200m	October 17, 2008	(d)	200	200
4.75% Senior notes	US$	150m	March 15, 2010	(d) (e)	150	150
9.25% Senior debentures	US$	500m	February 1, 2013	(c)	500	500
8.625% Senior debentures	A$	150m	February 7, 2014	(c)	113	105
5.3% Senior debentures	US$	750m	December 3, 2014	(d) (e)	750	—
7.6% Senior debentures	US$	200m	October 11, 2015	(c)	200	200
8% Senior debentures	US$	400m	October 17, 2016	(d)	400	400
7.25% Senior debentures	US$	350m	May 18, 2018	(d)	350	350
8.25% Senior debentures	US$	250m	August 10, 2018	(c)	250	250
Liquid Yield Option Notes (LYONs™)	US$	1,515m	February 28, 2021	(f)	880	850
8.875% Senior debentures	US$	250m	April 26, 2023	(c)	250	250
7.75% Senior debentures	US$	200m	January 20, 2024	(c)	200	200
7.75% Senior debentures	US$	90m	February 1, 2024	(c)	90	90
9.5% Senior debentures	US$	200m	July 15, 2024	(c)	200	200
8.5% Senior debentures	US$	200m	February 23, 2025	(c)	200	200
7.7% Senior debentures	US$	250m	October 30, 2025	(d)	250	250
7.43% Senior debentures	US$	240m	October 1, 2026	(d)	240	240
7.125% Senior debentures	US$	200m	April 8, 2028	(d)	200	200
7.3% Senior debentures	US$	200m	April 30, 2028	(d)	200	200
7.28% Senior debentures	US$	200m	June 30, 2028	(d)	200	200
7.625% Senior debentures	US$	200m	November 30, 2028	(d)	200	200
6.55% Senior notes	US$	350m	March 15, 2033	(d) (e)	350	350
8.45% Senior debentures	US$	200m	August 1, 2034	(c)	200	200
6.2% Senior debentures	US$	1,000m	December 3, 2034	(d) (e)	1,000	—
8.15% Senior debentures	US$	300m	October 17, 2036	(d)	300	300
6.75% Senior debentures	US$	250m	January 9, 2038	(d)	250	250
7.75% Senior debentures	US$	600m	December 1, 2045	(d)	600	600
7.9% Senior debentures	US$	150m	December 1, 2095	(d)	150	150
8.25% Senior debentures	US$	100m	October 17, 2096	(d)	100	100
Exchangeable securities				Note 9	1,516	1,462
Total public debt					10,839	9,401
New Millennium				Note 10	—	659
Total borrowings					$10,999	$10,164
Current maturities of borrowings					912	1,084
Long-term borrowings					10,087	9,080
Total borrowings					$10,999	$10,164

At June 30, 2005, the fair value of interest bearing liabilities in aggregate amounts to $12.4 billion.

a) During fiscal 2004, a subsidiary of the Company, entered into two loan agreements with the European Bank for Reconstruction and Development in the aggregate amount of $93 million which have been fully utilized. Both loans bear interest at 3-month LIBOR plus a margin of up to 5% dependent upon certain financial metrics, and are to be paid in quarterly installments over a five-year period ending in November 2009. In June of fiscal 2005, the Company expanded the facility by $130 million and utilized approximately $50 million of this facility. This loan bears interest at 3-month LIBOR plus a margin of up to 3.9% dependent upon certain financial metrics, and is to be paid in quarterly installments over a seven-year period ending February 2012 and is subject to certain financial covenants. The loans are secured by certain bank accounts and share pledges of the Company's Russian operating subsidiaries.
The cash flows from these facilities have been and are to be used to expand the Company's businesses in Russia and Eastern Europe. In fiscal 2005, the Company made principal repayments of $6 million on these loans. At June 30, 2005, $137 million was outstanding under these loans.
b) On April 30, 2003, in connection with its acquisition of Telepiu, the Company assumed Telepiu's obligations under its $388 million (€350 million) 5.625% Guaranteed Notes due 2004 (the "Eurobonds"). The Eurobonds matured on July 29, 2004 and accrued interest at 5.625% per annum with annual interest payments made on each anniversary date. The Company procured the issuance of a letter of credit for the benefit of the holders of the Eurobonds and established a cash collateral account, reflected as Cash on deposit on the Balance Sheet, to make any required payments on the Eurobonds and secure the Company's obligations under the letter of credit. Subsequent to June 30, 2003, certain Eurobond holders exercised their option to require the Company to purchase approximately $141 million (€126 million) aggregate principal amount of Eurobonds. As a result, on August 19, 2003, 36% of the Eurobonds were retired by the Company in accordance with the repurchase provision. On July 29, 2004, the Company retired the remaining Eurobonds.
c) These notes are issued under the Amended and Restated Indenture dated as of January 28, 1993, as supplemented (as supplemented, the "Indenture"), among News America, Inc., the Company and the subsidiary guarantors named therein and U.S. Bank National Association, as Trustee. These notes are direct unsecured obligations of News America and rank pari passu with all other unsecured indebtedness of News America, Inc. Redemption may occur, at the option of the holders, at 101% of the principal plus an accrued interest amount in certain circumstances where a change of control is deemed to have occurred. These notes are subject to certain covenants, which, among other things, restrict secured indebtedness to 10% of tangible assets and in certain circumstances limit new senior indebtedness.
d) These notes are issued under the Amended and Restated Indenture dated as of March 24, 1993, as supplemented (as supplemented, the "Indenture"), among News America, Inc., the Company and the subsidiary guarantors named therein and The Bank of New York, as Trustee. These notes are direct unsecured obligations of News America and rank pari passu with all other unsecured indebtedness of News America, Inc. Redemption may occur, at the option of the holders, at 101% of the principal plus an accrued interest amount in certain circumstances where a change of control is deemed to have occurred. These notes are subject to certain covenants, which, among other things, restrict secured indebtedness to 10% of tangible assets and in certain circumstances limit new senior indebtedness.
e) In March 2003, the Company purchased approximately 74% of its outstanding $500 million aggregate principal amount of 8.5% Senior Notes due February 2005 at a premium, plus accrued interest. Concurrent with this transaction, the Company issued $150 million of 4.750% Senior Notes due March 2010 and $350 million of 6.55% Senior Notes due March 2033 at a discount. Proceeds from the issuance of these new Senior Notes were used to purchase the 8.50% Senior Notes and for general corporate purposes. The Company recognized a loss of $45 million on the early redemption of the 8.50% Senior Notes which is included within Other, net in the Statements of Operations. In February 2005, the Company repaid the outstanding balance on the $500 million aggregate principal amount of 8.5% Senior Notes due February 2005.
In December 2004, the Company issued approximately $750 million of 5.30% Senior Notes due 2014 and $1,000 million of 6.20% Senior Notes due 2034 for general corporate purposes. The Company received proceeds of $1,743 million on the issuance of this debt, net of expenses.
f) In February 2001, the Company issued Liquid Yield Option™ Notes ("LYONs™") which pay no interest and have an aggregate principal amount at maturity of $1,515 million representing a yield of 3.5% per annum on the issue price. The holders may exchange the notes at any time into Class A shares of News Corporation or, at the option of the Company, the cash equivalent thereof at a fixed exchange rate of 24.2966 Class A shares per $1,000 note. The notes are redeemable at the option of the holders on February 28, 2006, February 28, 2011 and February 28, 2016 at a price of $594.25, $706.82 and $840.73, respectively. The Company, at its election, may satisfy the redemption amounts in cash, Class A shares or any combination thereof. The Company can redeem the notes in cash at any time on or after February 28, 2006 at specified redemption amounts. The LYONs constitute senior indebtedness of News America Incorporated ("NAI") and rank equal in right of payment with all present and future senior indebtedness of NAI. The Company and the Subsidiary Guarantors have each fully and unconditionally guaranteed the LYONs. The notes, which have been recorded at a discount, are being accreted using the effective interest rate method and had a carrying value of $880 million at June 30, 2005 and are included in current liabilities.

Perpetual Preference Shares

In November 2004, the Company redeemed all of the outstanding adjustable rate cumulative perpetual preference shares and the guaranteed 8.625% perpetual preference shares for $345 million at par.

Interest Expense, Net

Interest expense, net consists of

For the years ended June 30,	2005	2004	2003
		(in millions)	
Interest income	$ 200	$ 152	$ 127
Interest expense	(767)	(726)	(677)
Interest capitalized	31	42	26
Interest expense, net	$(536)	$(532)	$(524)

Ratings of Public Debt

The table below summarizes the Company's credit ratings as of June 30, 2005.

Rating Agency	Senior Debt	Outlook
Moody's	Baa 3	Positive
Standard & Poor's	BBB -	Positive

Original Currencies of Borrowings

Borrowing are payable in the following currencies:

As of June 30,	2005	2004
	(in millions)	
United States Dollars	$10,862	$ 9,752
€0 million (2004 €224 million) Euros	—	272
A$150 million (2004 A$150 million) Australian Dollars	113	105
JPY 0 million (2004 JPY 3,132 million) Japanese Yen	—	30
Other currencies	24	5
Total borrowings	$10,999	$10,164

At June 30, 2005 the impact of foreign currency movements on borrowings was not material.

On June 27, 2003, NAI, a subsidiary of the Company entered into a new $1.75 billion Five Year Credit Agreement (the "Credit Agreement") with Citibank N.A., as administrative agent, JP Morgan Chase Bank, as syndication agent, and the lenders named therein. News Corporation, FEG Holdings, Inc., Fox Entertainment Group, Inc., News America Marketing FSI, Inc., News Publishing Australia Limited and News Australia Holdings Pty Limited are guarantors (the "Guarantors") under the Credit Agreement. The Credit Agreement provides a $1.75 billion revolving credit facility with a sub-limit of $600 million available for the issuance of letters of credit, and expires on June 30, 2008. Borrowings are in US dollars only, while letters of credit are issuable in US dollars or Euros. The significant terms of the agreement include the requirement that the Company maintain specific gearing and interest coverage ratios and limitations on secured indebtedness. The Company pays a facility fee of 0.20% regardless of facility usage. The Company pays interest for borrowings and a letter of credit fee of LIBOR plus 0.675%. The Company pays additional fees of 0.125% if borrowings under the facility exceed 25% of the committed facility. The interest and fees are based on the Company's current debt rating. At June 30, 2005, letters of credit representing $168 million were issued under the Credit Agreement.

Total unused credit facilities as of June 30, 2005 and 2004 amounted to $1,668 million and $1,586 million, respectively.

> Note 9 **Exchangeable Securities**

TOPrS

In November 1996, the Company, through a trust (the "Exchange Trust") wholly-owned by NAI issued 10 million 5% TOPrS for aggregate gross proceeds of $1 billion. Such proceeds were invested in (i) preferred securities representing a beneficial interest of NAI's 5% Subordinated Discount Debentures due November 12, 2016 (the "Subordinated Debentures") and (ii) 10,000,000 warrants to purchase from NAI ordinary shares of BSkyB (the "Warrants"). These investments represent the sole assets of the Exchange Trust. Cumulative cash distributions are payable on the TOPrS at an annual rate of 5%. The TOPrS have a mandatory redemption date of November 12, 2016 or earlier to the extent of any redemption by NAI of any Subordinated Debentures or Warrants. The Company has the right to pay cash equal to the market value of the BSkyB ordinary shares for which the Warrants are exercisable in lieu of delivering freely tradable shares. The Company and certain of its direct and indirect subsidiaries have certain obligations relating to the TOPrS, the preferred securities representing a beneficial interest in the Subordinated Debentures, the Subordinated Debentures and Warrants which amount to a full and unconditional guarantee of the respective issuer's obligations with respect thereto.

The total net proceeds from the issuance of the TOPrS were allocated between the fair value of the obligation and the fair value of the Warrants on their date of issuance. The fair value of the Warrants are determined at the end of each period using the Black-Scholes method. The fair values of the obligation has been recorded in non-current borrowings and in accordance with SFAS No. 133, the Warrants are reported at fair value and in non-current other liabilities. The fair value of the obligation is accreted to its maturity value through the effective interest method. (See Note 16 Other, net)

In March 2003, 8,247,953 TOPrS and related warrants were redeemed by the Company using proceeds from the issuance of BUCS, as detailed below. The Company recognized a loss of $37 million on early redemption of the TOPrS (including the write off of deferred issuance costs) and recognized a gain of approximately $115 million on the retirement of the related Warrants, which is included within Other, net in the statement of operations.

As of June 30, 2005, $127 million and $33 million of the TOPrS were included in borrowings and non-current liabilities, respectively, on the consolidated balance sheet. As of June 30, 2004, $125 million and $54 million of the TOPrS were included in borrowings and non-current liabilities, respectively, on the consolidated balance sheet.

BUCS

During 2003, News Corporation Finance Trust II (the "Trust") issued an aggregate of $1.655 billion 0.75% BUCS representing interests in debentures issued by NAI and guaranteed on a senior basis by the Company and certain of its subsidiaries. On or after April 2, 2004, at the holders' option, the BUCS are exchangeable into BSkyB ordinary shares based on an exchange ratio of 77.09 BSkyB ordinary shares per $1,000 original liquidation amount of BUCS. The trust may pay the exchange market value of each BUCS in cash, by delivering ordinary shares of BSkyB, or a combination of cash and ordinary shares of BSkyB.

The holders also have the right to tender the BUCS for redemption on March 15, 2010, March 15, 2013, or March 15, 2018 for payment of the adjusted liquidation preference plus accrued and unpaid distributions and any final period distribution in, at the Company's election, cash, BSkyB ordinary shares, or the Company's Class A shares, or any combination thereof.

The Company may redeem the BUCS for cash or BSkyB ordinary shares, or a combination thereof in whole or in part, at any time on or after March 20, 2010, at the adjusted liquidation preference of the BUCS plus any accrued and unpaid distributions and any final period distribution thereon.

The net proceeds from the BUCS issuance were used to purchase approximately 85% of the Company's outstanding TOPrS from their holders in privately negotiated transactions for approximately $877 million.

The total net proceeds from the issuance of the BUCS were allocated between the fair value of the obligation and the fair value of the exchange feature. The fair values of the obligation and the exchange feature were determined by pricing the issuance with and without the exchange feature. The fair values of the obligation has been recorded in non-current borrowings and in accordance with SFAS No.133, the call option feature of the exchangeable debentures is reported at fair value and in non-current other liabilities. The fair value of the obligation is being accreted to its maturity value through the effective interest method. (See Note 16 Other, net)

As of June 30, 2005, $1,389 million and $152 million of the BUCS were included in borrowings and non-current liabilities, respectively, on the consolidated balance sheet. As of June 30, 2004, $1,337 million and $378 million of the BUCS were included in borrowings and non-current liabilities, respectively, on the consolidated balance sheet.

> Note 10 Film Production Financing

Considering the competitive environment and costs associated with film production, all film studios, including the Company, constantly evaluate the risks and rewards of film production. Various strategies are used to balance risk with capital needs, including, among other methods, co-production, contingent profit participations, acquisition of distribution rights only and insurance. Historically, the Company has funded its film production by borrowing under a commercial paper facility (the "Facility" or "New Millennium") but in May 2004, the Company ceased utilizing the Facility. At June 30, 2005 and 2004 total amounts borrowed under the Facility were $0 and $659 million, respectively.

Under the Facility, for the three years ended June 30, 2005, the Company borrowed $0, $479 million and $520 million, respectively, and repaid $659 million, $556 million and $608 million, respectively.

> Note 11 Shareholders' Equity

Preferred Stock and Series Common Stock

Under the News Corporation certificate of incorporation, the Board of News Corporation is authorized to issue shares of preferred stock or series common stock at any time, without stockholder approval, and to determine all the terms of those shares, including the following:

(i) the voting rights, if any, except that the issuance of preferred stock or series common stock which entitles holders thereof to more than one vote per share requires the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of the Company's capital stock entitled to vote generally in the election of directors;

(ii) the dividend rate and preferences, if any, which that preferred stock or series common stock will have compared to any other class; and

(iii) the redemption and liquidation rights and preferences, if any, which that preferred stock or series common stock will have compared to any other class.

Any decision by the Board to issue preferred stock or series common stock must, however, be taken in accordance with the Board's fiduciary duty to act in the best interest of the Company's shareholders. The Board has designated 9,000,000 shares of preferred stock as Series A Junior Participating Preferred Stock although none of this stock has been issued.

As of June 30, 2005, there were approximately 50,000 holders of record of shares of Class A Common Stock and 2,000 holders of record of Class B Common Stock.

Stockholder Rights Plan

In fiscal 2005 the Company's Board of Directors adopted a stockholder rights plan (the "Rights Plan").

Under the Rights Plan, each stockholder of record received a distribution of one Right for each share of voting and non-voting common stock of the Company (the "Rights").

Initially, the Rights will be represented by the Company's common stock certificates, will not be traded separately from the common stock and will not be exercisable.

The Rights will become exercisable only if a person or group obtains ownership (defined to include stock which a person has the right to acquire, regardless of whether such right is subject to the passage of time or the satisfaction of conditions), or announces a tender offer that would result in ownership of 15% or more of the Company's voting common stock, at which time each Right would enable the holder of such Right to buy additional stock of the Company. Following the acquisition of 15% or more of the Company's voting common stock, the holders of Rights (other than the acquiring person or group) will be entitled to purchase from the Company shares of the Company's voting or non-voting common stock, as applicable, at half price, and in the event of a subsequent merger or other acquisition of the Company, to buy shares of common stock of the acquiring entity at half price. The Rights Plan grandfathered holdings of voting common stock and disclosed contracts permitting the acquisition of voting common stock in each case that existed at the time the Right Plan was adopted, including the then existing holdings of the Murdoch family and affiliated entities and Liberty Media Corporation ("Liberty"), but any additional acquisitions (subject to a 1% cushion granted to all exempt holders) by the Murdoch family and its affiliated entities or by Liberty and its affiliated entities would trigger the Rights. On August 10, 2005, the Company announced that the Board of Directors determined to extend the expiration date of the Rights Plan for an additional two-year period, expiring in November 2007. Each Right permits the holder to spend $80 for the purchases described above.

Stock Repurchase Program

In June 2005, the Company approved a stock repurchase program, under which it is authorized to acquire from time to time up to $3 billion in the Company's Class A common stock and Class B common stock.

The repurchases will be made through open market transactions. The timing of such transactions and class of shares purchased will depend on a variety of factors, including market conditions. The program is expected to be completed within two years. The Company expects that the number of shares of Class A Common Stock and Class B Common Stock subject to the repurchase will be approximately equal. The program may be suspended or discontinued at any time.

	Total Number of Shares Purchased	Average Price per Share	Total Cost of Purchase	Remaining Authorization
	(In millions, except for share and per share amounts)			
Class A Common Stock	15,453,649	$16.88	$261	
Class B Common Stock	15,199,170	$18.01	$274	
Total	30,652,819	$17.44	$535	$2,466[1]

(1) The remaining authorized amount at June 30, 2005 is excluding commission.

Dividends

The total dividends declared related to fiscal 2005 results were $0.12 per share of Class A Common Stock and $0.10 per share of Class B Common Stock. In August 2005, the Company declared the final dividend on fiscal 2005 results of $0.07 per share for Class A Common Stock and $0.08 per share for Class B Common Stock. This together with the interim dividend of $0.05 per share of Class A Common Stock and a dividend of $0.02 per share of Class B Common Stock constitute the total dividend relating to fiscal 2005.

For the years ended June 30,	2005	2004	2003
Cash dividends paid per share			
Class A	$0.10	$0.10	$0.09
Class B	$0.04	$0.04	$0.04

> Note 12 **Stock Option Plan**

News Corporation 2005 Long-Term Incentive Plan

The Company has adopted the News Corporation 2005 Long-Term Incentive Plan (the "2005 Plan") under which stock based compensation, including stock options, restricted stock, restricted stock units and other types of awards, may be granted. Such equity grants under the 2005 Plan will generally vest over a four-year period and expire ten years from the date of grant. The Company's employees and directors are entitled to participate in the 2005 Plan. The Compensation Committee of the Board of Directors of the Company will determine the recipients, type of award to be granted and amounts of awards to be granted under the 2005 Plan. Stock options awarded under the 2005 plan will be granted at exercise prices, which are equal to or exceed the market price at the date of grant. The 2005 Plan replaced the Company's existing News Corporation 2004 Stock Option Plan under which no additional options will be granted. The maximum number of shares of Class A Common Stock that may be issued under the 2005 Plan will be 165 million shares. As of June 30, 2005, no equity grants were issued under the 2005 Plan. Subsequent to June 30, 2005, the Company reserved 165 million shares for future issuances.

News Corporation 2004 Stock Option Plan and 2004 Replacement Stock Option Plan

As a result of the Company's reincorporation, all preferred limited voting ordinary shares which the Company issued options over, were cancelled and holders received in exchange options for shares of Class A Common Stock of the Company on a one for two basis with no change in the original terms under the News Corporation 2004 Stock Option Plan and 2004 Replacement Stock Option Plan (collectively, the "2004 Plan"). In addition, all other outstanding stock options to purchase preferred limited voting ordinary shares were adjusted to be exercisable into shares of Class A Common Stock under the 2004 Plan with no change in the original terms, subject to the one for two share exchange. Prior to the Company's reincorporation in the U.S., stock options were granted to employees with Australian dollar exercise prices. The Company's Plans are presented below as if the one for two share exchange took place on July 1, 2002.

Under the 2004 Plan equity grants generally vest over a four-year period and expire ten years from the date of grant. The equity awards granted prior to June 30, 2005 have exercise prices, which are equal to or exceeding the market price at the date of grant. All options outstanding as June 30, 2005 are subject to the provisions of the 2004 Plan. No future grants will be issued under the 2004 Plan and the plan automatically terminates in ten years.

Other

The Company operates an employee share ownership scheme in the United Kingdom. This plan enables employees to enter into a fixed-term savings contract with independent financial institutions linked to an option for Class A Common Stock. The savings contracts can range from three to seven years with an average expected life of four years.

The following table summarizes information about the Company's stock option transactions (options in thousands):

	2005			2004			2003		
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price	
		(in US$)	(in A$)		(in US$)	(in A$)		(in US$)	(in A$)
Outstanding at the beginning of the year	143,849	$13.69	$23.13	136,299	$13.44	$23.13	110,395	$14.74	$25.15
Granted	1,519	14.04	18.70	26,767	12.97	19.73	35,559	8.87	16.09
Exercised	(6,273)	10.09	15.96	(9,738)	8.77	14.00	(2,470)	8.21	12.79
Cancelled	(7,728)	11.95	20.97	(9,479)	13.05	22.99	(7,185)	12.62	22.75
Outstanding at the end of the year	131,367	$13.97	$23.35	143,849	$13.69	$23.13	136,299	$13.44	$23.13
Exercisable at the end of the year	95,638			82,549			70,616		
Weighted average fair value of options granted[a]		$ 6.74	$ 8.66		$ 7.13	$10.01		$ 4.60	$ 7.89

(a) Refer to Note 2 Summary of significant accounting policies for Black-Scholes assumptions.

The exercise prices for the options presented above are in Australian dollars. The US dollar equivalents above have been converted at historical exchange rates; therefore, the proceeds from the exercise of these options may differ due to fluctuations in exchange rates in periods subsequent to the date of the grants.

The following table summarizes information about the Company's stock option transactions (options in thousands):

Tranches	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Exercisable Options	Weighted Average Exercise Price
(in US$)		(in US$)			(in US$)
$3.80 to $4.82	44	4.12	1.17	44	4.12
$6.49 to $9.68	34,559	8.47	5.90	21,252	8.24
$9.96 to $14.70	68,675	12.85	5.97	46,350	12.75
$15.20 to $22.38	16,076	20.35	5.06	15,979	20.37
$23.25 to $27.74	12,013	27.74	4.36	12,013	27.74
	131,367	$13.97		95,638	$14.90

NDS Option Schemes

NDS, an indirect majority-owned subsidiary of the Company which is a publicly traded Company, has three executive share option schemes ("the NDS Plans"). The NDS Plans provide for the grant of options to purchase Series A ordinary shares in NDS with a maximum term of 10 years. Options granted under the NDS Plans vest over a four-year period. The NDS Plans authorize options to be granted subject to a maximum of 10% of the ordinary shares of NDS on issue at the date of grant. All NDS employees are entitled to participate in the plans, however (with the exception of the employee share ownership schemes which are open to all), management determines to whom and how many options are granted.

A summary of the NDS options (options in thousands):

	2005		2004		2003	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
		(in US$)		(in US$)		(in US$)
Outstanding at the beginning of the year	4,844	$14.60	4,208	$14.06	4,506	$25.23
Granted	721	32.78	864	17.12	961	7.60
Exercised	(1,132)	11.92	(203)	11.01	—	—
Cancelled	(95)	21.66	(25)	39.66	(1,259)	49.10
Outstanding at the end of the year	4,338	$18.17	4,844	$14.60	4,208	$14.06
Exercisable at the end of the year	2,872		2,729		2,390	
Weighted average fair value of options granted		$23.59		$11.94		$ 5.14

The following table summarizes information about the NDS' stock option transactions (options in thousands):

Tranches	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Exercisable Options	Weighted Average Exercise Price
		(in US$)			(in US$)
$0 to $10.00	1,473	$ 8.27	3.4	1,007	$ 8.56
$10.01 to $20.00	1,376	18.31	6.7	760	19.29
$20.01 to $30.00	766	22.01	6.4	528	21.94
$30.01 to $40.00	688	33.05	9.5	542	32.99
$40.01 to $50.00	12	43.00	4.6	12	43.00
$50.01 to $60.00	23	58.70	5.2	23	58.70
	4,338	$18.17		2,872	$19.02

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model, with the following assumptions: weighted average risk-free interest rate of 4.24%; dividend yield of 0%; expected volatility of 80%; and expected life of options of 6.3 years.

> Note 13 Related Parties

Director transactions

In fiscal 2000, the Company advanced $1 million to Mr. Carey, a Director of the Company, in connection with the Director's relocation when he was an employee of the Company. Mr. Carey resigned from his position as an Executive of the Company in January 2004, but continued as a Director. In fiscal 2004, concurrent with the resignation of Mr. Carey as an Executive, the Company cancelled his outstanding advance of $1 million and Mr. Carey received compensation totaling $1.3 million.

Mr. Shuman is a non-executive Director of the Company. He is also the Managing Director of Allen & Company LLC, a U.S. based investment bank. There were no fees paid to Allen & Company LLC in fiscal 2005 and 2003. In fiscal 2004, total fees paid to Allen & Company LLC were $3.9 million.

During fiscal 2004, Mr. K. R. Murdoch purchased real estate from the Company for its fair market value of $13 million in cash. The Company recorded a gain on the sale of $0.8 million.

Related entities

Prior to the Company's acquisition of the remaining interest in QPL on November 12, 2004 (See Note 3 Acquisitions and Disposals), QPL was considered a related entity to the Company. Cruden Investments Pty. Limited, which K R Murdoch AC, by reason of his beneficial and trustee interest, was deemed to have an interest, controlled QPL. Primarily, QPL participated in the Company's newsprint supply agreement which allowed QPL to purchase at the Company's negotiated rates. In addition, QPL and the Company utilized each other's printing facilities and shared the same call center to sell advertising on a group basis. The net value of these transactions was $16 million for the period of July 1, 2004 through November 11, 2004, and $55 million and $56 million for the years ended June 30, 2004 and 2003, respectively.

During 2002, QPL had a loan outstanding with the Company of $89 million (A$170 million). This loan was fully repaid to the Company in fiscal 2003. Interest related to the above loan was $3 million for the fiscal year ended June 30, 2003. In addition, QPL had funds on deposit with News Limited, a subsidiary of the Company, in the amount of $16 million (A$30.5 million). This arrangement ceased in fiscal 2003.

Other related entities

In the ordinary course of business, the Company enters into transactions with related parties, such as equity affiliates, to purchase and/or sell advertising, the sale of programming, administrative services and supplying digital technology and services for digital pay television platforms. The following table sets forth the net revenue from related parties, excluding transactions with QPL, included on the consolidated statement of operations:

	2005	2004	2003
For the year ended June 30,	(in millions)		
Related party revenue, net of expense	$743	$692	$349

The following table sets forth the amount of accounts receivable due from and payable to related parties outstanding on the consolidated balance sheets:

	2005	2004
As of June 30,	(in millions)	
Accounts receivable from related parties	$228	$219
Accounts payable to related parties	55	35

Liberty Media Transactions

In March 2003, the Company and Liberty entered into an agreement under which Liberty had the right to purchase $500 million of the News Corporation's Class A shares at $10.75 per share. In October 2003, Liberty exercised their right and purchased $500 million of the News Corporation's Class A shares at $10.75 per share and the proceeds received were used to partially fund the acquisition of DIRECTV. As of June 30, 2005, Liberty's equity ownership in the Company is 19%.

> Note 14 **Commitments and Contingencies**

The Company has commitments under certain firm contractual arrangements ("firm commitments") to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Company's material firm commitments at June 30, 2005.

	Payments Due by Period				
	Total	1 year	2-3 years	4-5 years	After 5 years
As of June 30, 2005	(in millions)				
Contracts for Capital Expenditure					
Land and buildings	$ 150	$ 84	$ 56	$ 10	$ —
Plant and machinery	747	637	110	—	—
Operating leases[a]					
Land and buildings	2,529	215	361	306	1,647
Plant and machinery	1,001	172	281	172	376
Other commitments					
Borrowings	9,484	912	415	404	7,753
Exchangeable securities	1,516	—	—	1,389	127
News America Marketing[b]	238	73	75	34	56
Sports programming rights[c]	12,273	3,343	3,925	2,633	2,372
Entertainment programming rights	4,585	1,649	1,698	797	441
Other commitments and contractual obligations	511	230	135	97	49
Total commitments, borrowings and contractual obligations	$33,034	$7,315	$7,056	$5,842	$12,821

The Company also has certain contractual arrangements in relation to certain associates that would require the Company to make payments or provide funding if certain circumstances occur ("contingent guarantees"). The Company does not expect that these contingent guarantees will result in any material amounts being paid by the Company in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantees will expire and does not indicate that the Company expects to incur an obligation to make payments during that time frame.

		Amount of Guarantees Expiration Per Period			
As of June 30, 2005	Total Amounts Committed	1 year	2-3 years	4-5 years	After 5 years
Contingent Guarantees	(in millions)				
Transponder leases[d]	$441	$ 40	$ 76	$ 73	$252
Star Channel Japan[e]	40	40	—	—	—
Sky Brasil credit agreement[f]	210	—	210	—	—
Innova credit agreement[g]	46	—	—	—	46
Other[h]	6	6	—	—	—
	$743	$ 86	$286	$ 73	$298

(a) The Company leases transponders, office facilities, warehouse facilities, equipment and microwave transmitters used to carry broadcast signals. These leases, which are classified as operating leases, expire at certain dates through fiscal 2036. In addition, the Company leases various printing plants, which expire at various dates through fiscal 2095.

(b) News America Marketing ("NAMG"), a leading provider of in-store marketing products and services primarily to consumer packaged goods manufacturers, enters into agreements with retailers to rent space for the display of point of service advertising.

(c) The Company's contract with Major League Baseball ("MLB") grants the Company rights to telecast certain regular season and all post-season MLB games. The contract began with the 2001 MLB season and ends with the 2006 MLB season. For the duration of the term of its contract with MLB, the Company has sublicensed telecast rights to certain MLB post-season games to The Walt Disney Company, and is entitled to be paid a sublicense fee over the remaining term. The amounts reflected on this schedule have not been reduced by the sublicense.

Under the Company's contract with the National Football League ("NFL"), remaining future minimum payments for program rights to broadcast certain football games are payable over the remaining term of the contract through fiscal 2012

The Company's contracts with the National Association of Stock Car Auto Racing ("NASCAR") give the Company rights to broadcast certain races through calendar year 2006 and exclusive rights for certain ancillary content through calendar year 2012. In June 2005, NASCAR exercised an early termination clause in one of its contracts. Prior to the early termination, the Company had the right to broadcast certain races through calendar year 2008. The Company maintains exclusive NASCAR ancillary content rights through calendar year 2012.

The Company acquired the exclusive rights to transmit and exploit the broadcast of the 2003 and 2007 Cricket World Cups and other related International Cricket Council cricket events through fiscal 2007. The Company has guaranteed its subsidiaries obligations under this contract and has been granted the first right of refusal and the last right to match the highest bid received for the broadcast rights in their respective territories.

In addition, the Company has certain other local sports broadcasting rights, with the total value of sports programming commitments at June 30, 2005 of approximately $12 billion.

(d) The Company has guaranteed various transponder leases for certain associated companies operating in Latin America. The aggregate of these guarantees at June 30, 2005 was approximately $441 million and the final guarantee expires in fiscal 2019. Upon the closing of the Latin American DBS reorganization transactions, the Company will be released from the transponder lease guarantees (See Note 5 Investments).

(e) The Company has guaranteed a bank loan facility of $40 million for an equity affiliate. The facility covers a term loan of $25 million (¥2.8 billion) which matures in September 2005, and an agreement for an overdraft with $15 million (¥1.7 billion) outstanding. The Company would be liable under this guarantee, to the extent of default by the equity affiliate.

(f) In August 2004, the Company guaranteed the obligations of Sky Brasil, an equity affiliate of the Company, under a $210 million three-year credit agreement with JP Morgan Chase Bank and Citibank N.A. Upon the closing of the Latin American DBS reorganization transactions, the Company will be released from this guarantee (See Note 5 Investments).

(g) The Company guaranteed $46 million of the obligations of Innova, an equity affiliate of the Company, under a credit agreement. Upon the closing of the Latin American DBS reorganization transactions, the Company will be released from this guarantee (See Note 5 Investments).

(h) The Company has guaranteed $6 million of a credit agreement that matures in January 2006 for an equity affiliate.

In October 2004, the Company announced its intentions to invest in new printing plants in the United Kingdom and Australia to take advantage of technological and market changes. The Company intends to expend a total of $1 billion in the United Kingdom for new printing plants and related costs for its U.K. newspapers and $500 million for the Australian printing plants. As of June 30, 2005 the Company was contractually obligated to approximately $350 million and $110 million in the United Kingdom and Australia, respectively. All firm commitments related to these projects are included in the capital expenditure lines disclosed in the commitments table above.

In accordance with SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the total accrued benefit liability for pension and other postretirement benefit plans recognized as of June 30, 2005 was $461 million and is included within Non-current other liabilities in the consolidated balance sheet (see Note 15 Pensions and Other Postretirement Benefits). This amount is impacted by, among other items, statutory funding levels, changes in plan demographics and assumptions, and investment return on plan assets. Because of the current overall funded status of our material plans, the accrued liability does not represent expected near-term liquidity needs and accordingly we did not include this amount in the contractual obligations table.

Contingencies

The Company is party to several purchase and sale arrangements which become exercisable over the next ten years by the Company or the counter-party to the agreement. Total contingent receipts/payments under these agreements (including cash and stock) have not been included in the Company's financial statements.

In fiscal 2006, the Company has one significant arrangement that becomes exercisable. News Corporation owns 75% of News Out of Home, a joint venture with an affiliate of Capital International, Inc ("Capital"). News Out of Home owns and operates outdoor advertising companies located in Eastern Europe and also owns 68% of Media Support Services Limited, an outdoor advertising company with operating subsidiaries located in Russia. In fiscal 2006, the minority shareholders of Media Support Services Limited have the right to put their interests to News Out of Home and Capital also has the right to put its interest in News Out of Home to the Company. The Company believes that none of the purchase and sale arrangements will have a material effect on its consolidated financial condition, future results of operations or liquidity.

NDS

On June 6, 2003, Echostar Communications Corporation, Echostar Satellite Corporation, Echostar Technologies Corporation and Nagrastar L.L.C. (collectively, "Echostar") filed an action against NDS in the United States District Court for the Central District of California. Echostar filed an amended complaint on October 8, 2003, which purported to allege claims for violation of the Digital Millennium Copyright Act ("DMCA"), the Communications Act of 1934 (CA), the Electronic Communications Privacy Act, The Computer Fraud and Abuse Act, California's Unfair

Competition statute and the federal RICO statute. The complaint also purported to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint sought injunctive relief, unspecified compensatory and exemplary damages and restitution. On December 22, 2003, all of the claims were dismissed by the court, except for the DMCA, CA and unfair competition claims, and the court limited these claims to acts allegedly occurring within three years of the filing of the complaint. Echostar filed a second amended complaint. NDS filed a motion to dismiss the second amended complaint on March 31, 2004. On July 21, 2004, the court issued an order, among other things, directing Echostar to file a third amended complaint within ten days correcting various deficiencies in the second amended complaint noted by the court. Echostar filed its third amended complaint on August 4, 2004. On August 6, 2004, the court ruled that NDS was free to file motion to dismiss the third amended complaint, which NDS did on September 20, 2004. On February 28, 2005, the court issued an order treating the motion as a motion for a more definite statement, granted the motion and gave Echostar until March 30, 2005 to file a fourth amended complaint correcting various deficiencies in the third amended complaint noticed by the court. On March 30, 2005, Echostar filed a fourth amended complaint. NDS filed a motion to dismiss the fourth amended complaint which Echostar opposed. On July 27, 2005, the court granted the motion in part and denied the motion in part. NDS now has until September 26, 2005 to answer the remaining claims in the complaint. NDS believes those claims are without merit and intends to vigorously defend against them.

On July 25, 2003, Sogecable, S.A. and its subsidiary Canalsatellite Digital, S.L., Spanish satellite broadcasters and customers of Canal+ Technologies SA (together, "Sogecable"), filed an action against NDS in the United States District Court for the Central District of California. Sogecable filed an amended complaint on October 9, 2003, which purported to allege claims for violation of the DMCA and the federal RICO statute. The amended complaint also purported to allege claims for interference with contract and prospective business advantage. The complaint sought injunctive relief, unspecified compensatory and exemplary damages and restitution. On December 22, 2003, all of the claims were dismissed by the court. Sogecable filed a second amended complaint. NDS filed a motion to dismiss the second amended complaint on March 31, 2004. On July 23, 2004, the court heard oral argument on the motion and advised that a formal ruling should be issued by early August. On August 4, 2004, the court issued an order dismissing the second amended complaint in its entirety. Sogecable had until October 4, 2004 to file a third amended complaint. On October 1, 2004, Sogecable notified the Court that it would not be filing a third amended complaint, but would appeal the court's entry of final judgment dismissing the suit to the U.S. Ninth Circuit Court of Appeals. Sogecable has filed a brief on appeal and NDS's opposition was filed on August 22, 2005.

On April 18, 1997, International Electronics Technology Corp. filed suit in the United States District Court for the Central District of California against NDS's customers, DIRECTV, Inc. and Thomson Consumer Electronics, Inc., alleging infringement of one U.S. patent and seeking unspecified damages and injunction. Although not a party to this case, NDS has assumed the defense and agreed to indemnify the named defendants. The defendants have raised defenses of non-infringement and/or invalidity. On August 2, 2004, the court stayed the case indefinitely pending decision by the Federal Circuit in another case. The Federal Circuit's decision was issued on July 12, 2005, and the court had a status conference on August 8, 2005.

DIRECTV Acquisition

TNCL was named as a defendant in a Revised Amended Consolidated Complaint filed on May 7, 2004 in a lawsuit captioned "In re General Motors (Hughes) Shareholders Litigation," filed in the Court of Chancery of the State of Delaware, Consolidated Civil Action No. 20269-NC. The lawsuit relates to TNCL's acquisition of stock in Hughes on December 22, 2003 which was subsequently transferred to FEG. The complaint alleges that TNCL aided and abetted an alleged breach of fiduciary duty by the Board of Directors of GM allegedly owed to a class of certain GM shareholders. The plaintiffs allegedly seek "appropriate equitable relief...including rescissory remedies to the extent feasible..." The Company believes that the lawsuit is without merit and intends to vigorously defend against claims brought against TNCL in the lawsuit. The Company also believes it is entitled to indemnification by GM under the agreements related to the transaction. On August 30, 2004, TNCL filed a brief in support of its motion to dismiss the complaint. On October 18, 2004, the plaintiffs filed their opposition to the motion. The Company filed its reply on November 17, 2004. The oral argument was heard on March 7, 2005. On May 4, 2005, the court issued its decision granting the motion to dismiss. Plaintiffs have appealed the decision and the Company has cross-appealed on jurisdictional and improper service issues.

FEG Offer

News Corporation received complaints relating to a number of purported class actions filed in Court of Chancery in the State of Delaware. The complaints generally allege, among other things, that News Corporation and the members of the FEG Board of Directors breached its fiduciary duties owed to the public stockholders of FEG, including the allegation that News Corporation offered to acquire shares of FEG Class A common stock at an unfair price and at a time that disadvantaged the FEG stockholders. The complaints generally sought declaratory and injunctive relief and damages in an unspecified amount.

Approximately 17 purported class action complaints were filed in January 2005 at the Court of Chancery of the State of Delaware challenging the FEG Offer. The Delaware complaints are captioned: *Allen v. News Corp., et al.*, No. 979-N; *Mascarenhas v. Fox Entm't. Group, et al.*, No. 980-N; *Shemesh v. Fox Entm't. Group, et al.*, No. 981-N; *Striffler v. FEG Holdings, et al.*, No. 982-N; *Howard Vogel Ret. Plan v. Powers, et al.*, No. 984-N; *Doniger v. News Corp., et al.*, No. 985-N; *Engle v. Murdoch, et al.*, No. 986-N; *Shrank v. Murdoch, et al.*, No. 988-N; *Blackman v. Fox Entm't. Group, et al.*, No. 991-N; *Fishbone v. News Corp., et al.*, No. 994-N; *Kennel v. News Corp., et al.*, No. 995-N; *Millner v. News Corp., et al.*, No. 996-N; *Pipefitters Locals v. Fox Entm't. Group, et al.*, No. 1003-N; *Molinari v. News Corp., et al.*, C.A. No. 1018-N; *Seaview Services v. Fox Entertainment, et al.*, C.A. No. 1026-N; *Teachers' Retirement System of Louisiana v. Powers, et al.*, C.A. No. 1033-N; and *New Jersey Building Laborers' Pension Fund v. Powers, et al.*, C.A. No. 1034. The *Shrank* action, No. 988-N, was voluntarily dismissed on January 19, 2005. News Corporation is also currently aware of two purported class action complaints raising substantially similar claims that have been filed in the Supreme Court of the State of New York, County of New York, and one that has been filed in the United States District Court for the Southern District of New York (the "Southern District of New York Complaint"), which were filed in January 2005. The New York complaints are captioned: *Shrank v. Murdoch, et al.*, Index No. 600114/2005; and *Green Meadows Ptr. v. Fox Entertainment, et al.*, No. 100706/2005. The Southern District of New York Complaint is captioned *Gary Kosseff v. Fox Entertainment Group, Inc., et. al.*, No. 05 Civ. 1942 (LLS). On January 21, 2005, certain plaintiffs in the Delaware lawsuits filed a motion that seeks to consolidate the Delaware actions. In addition, the Company filed motions to dismiss and to stay discovery, and the plaintiffs have filed a motion for expedited proceedings. On February 3, 2005, the Court of Chancery denied News Corporation's motion to stay discovery, and granted the plaintiffs' motion for expedited discovery and motion to consolidate. The consolidated Delaware complaint was styled *In re Fox Entertainment Group, Inc. Shareholders Litigation*, Consol. C.A. No. 1033-N.

Each of the consolidated Delaware complaints and the New York Supreme Court complaints generally alleges, among other things, that News Corporation and the members of the FEG Board of Directors purportedly breached fiduciary duties owed to the public stockholders of FEG in connection with the FEG Offer by: (1) offering to acquire their shares at an unfair price; (2) offering to acquire their shares at a time that disadvantages the public stockholders; (3) having FEG appoint directors who are neither independent nor disinterested to a special committee created to consider the FEG Offer; and (4) failing to adequately disclose information material to the FEG Offer, including disclosure with respect to the FEG 2005 budget. The Southern District of New York Complaint also generally alleges, among other things, some of the foregoing matters. The plaintiffs filed an amended complaint on February 24, 2005 in the US Southern District of New York alleging violations of the federal securities laws in addition to the foregoing matters. On February 24, 2005, the US Southern District of New York denied the plaintiffs' motion for expedited proceedings.

As for relief, the plaintiffs sought, among other things: (1) an order that the complaints are properly maintainable as a class action; (2) a declaration that defendants have breached their fiduciary duties and other duties to the plaintiffs and other members of the purported class; (3) injunctive relief; (4) unspecified monetary damages; (5) attorneys' fees, costs and expenses; and (6) such other and further relief as the Court may deem just and proper. News Corporation believes that these claims are without merit and intends to vigorously contest these allegations.

A memorandum of understanding setting forth the terms of a settlement with respect to the aforementioned litigation was entered into by the plaintiffs and the named defendants as of March 2, 2005. The New York actions were dismissed. On or about June 15, 2005, the parties entered into a stipulation of settlement in the consolidated Delaware action. In an Order dated June 23, 2005, the Chancellor, among other things, (i) preliminarily approved the stipulation of settlement; (ii) preliminarily certified the class for settlement purposes; and (iii) set a hearing for September 19, 2005. Among other conditions, the settlement is subject to final court approval of the settlement and dismissal with prejudice of the litigation.

Other

The Company experiences routine litigation in the normal course of its business. The Company believes that none of its pending litigation will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity

> Note 15 Pensions and Other Postretirement Benefits

The Company participates in more than 70 pension and savings plans of various types, in a variety of jurisdictions covering, in aggregate, substantially all employees. The Company has a legally enforceable obligation to contribute to some plans and is not required to contribute to others. Non-US plans include both contributory and non-contributory defined benefit plans and non-contributory accumulation plans covering all eligible employees. The plans in the United States include both defined benefit pension plans and non-contributory and contributory accumulation plans covering all eligible employees not covered by union administered plans. The Company makes contributions in accordance with applicable laws or contract terms in each jurisdiction in which the Company operates. The Company's benefit obligation is calculated using several assumptions which the Company reviews on a regular basis. In connection with a statutory change in fiscal 2005, the Company settled $200 million of foreign defined benefit obligations which resulted in recognition of a $5 million loss.

From time to time, plan assets are in excess/deficit of the plan's obligations but plan assets have been sufficient to fund all benefits in each of the years 2005, 2004 and 2003.

The Company uses a June 30 measurement date for all pension and postretirement benefit plans. The following table sets forth the change in the benefit obligation for the Company's benefit plans:

As of June 30,	Pension benefits 2005	Pension benefits 2004	Postretirement benefits 2005	Postretirement benefits 2004
	(in millions)			
Projected benefit obligation, beginning of the year	$1,901	$1,685	$134	$168
Service cost	83	83	4	9
Interest cost	107	97	7	8
Benefits paid	(85)	(76)	(6)	(6)
Actuarial loss (gain)[(a)]	242	3	4	(2)
Settlements	(200)	—	—	—
Foreign exchange rate changes	4	95	—	2
Amendments, transfers and other	22	14	—	(45)
Projected benefit obligation, end of year	$2,074	$1,901	$143	$134

(a) The fiscal 2005 actuarial pension loss resulted from the utilization of lower discount rates and recent mortality tables.

The following table sets forth the change in the fair value of plan assets for the Company's benefit plans:

As of June 30,	Pension benefits 2005	Pension benefits 2004
	(in millions)	
Fair value of plan assets, beginning of the year	$1,462	$1,094
Actual return on plan assets	160	149
Employer contributions	236	214
Benefits paid	(85)	(76)
Settlements	(200)	—
Foreign exchange rate changes	16	66
Amendments, transfers and other	20	15
Fair value of plan assets, end of the year	$1,609	$1,462

The accrued pension and postretirement costs recognized in the Company's consolidated balance sheets were computed as follows:

As of June 30,	Pension benefits 2005	Pension benefits 2004	Postretirement benefits 2005	Postretirement benefits 2004
	(in millions)			
Funded status	$(465)	$(439)	$(143)	$(134)
Unrecognized net loss	615	463	46	44
Unrecognized prior service cost	7	4	(37)	(43)
Unrecognized net transition obligation	(2)	(4)	—	—
Net amount recognized, end of the year	$ 155	$ 24	$(134)	$(133)

Amounts recognized in the consolidated balance sheets consist of:

As of June 30,	Pension benefits 2005	Pension benefits 2004	Postretirement benefits 2005	Postretirement benefits 2004
	(in millions)			
Prepaid pension assets	$ 64	$ 70	$ —	$ —
Accrued pension/postretirement liabilities	(327)	(357)	(134)	(133)
Intangible asset	10	9	—	—
Other Comprehensive Income	408	302	—	—
Net amount recognized	$ 155	$ 24	$(134)	$(133)

Accumulated benefit obligations at June 30, 2005 and 2004 were $1,878 million and $1,737 million, respectively. Following is information about pension plans in which the accumulated benefit obligation exceeds the fair value of the plan assets.

As of June 30,	2005	2004
	(in millions)	
Projected benefit obligation	$1,778	$1,499
Accumulated benefit obligation	1,585	1,338
Fair value of plan assets	1,264	986

The components of net periodic costs were as follows:

For the years ended June 30,	Pension benefits 2005	Pension benefits 2004	Pension benefits 2003	Postretirement benefits 2005	Postretirement benefits 2004	Postretirement benefits 2003
	(in millions)					
Components of net periodic cost:						
Service cost benefits earned during the period	$ 83	$ 83	$ 61	$ 4	$ 9	$ 11
Interest costs on projected benefit obligations	107	97	79	7	8	9
Expected return on plan assets	(111)	(88)	(76)	—	—	—
Amortization of deferred losses	28	35	15	3	4	3
Other	3	(1)	(1)	(6)	(4)	(1)
Net periodic costs	$ 110	$126	$ 78	$ 8	$ 17	$ 22

For the years ended June 30,	Pension benefits 2005	Pension benefits 2004	Pension benefits 2003	Postretirement benefits 2005	Postretirement benefits 2004	Postretirement benefits 2003
	(in millions)					
Additional information:						
Decrease (increase) in minimum liability reflected in other comprehensive income	$(106)	$ 95	$(294)	N/A	N/A	N/A
Weighted-average assumptions used to determine benefit obligations						
Discount rate	5.1%	5.7%	5.6%	5.2%	5.9%	5.9%
Rate of increase in future compensation	4.8%	4.7%	4.7%	N/A	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost						
Discount rate	5.7%	5.6%	6.3%	5.9%	5.9%	6.9%
Expected return on plan assets	7.5%	7.5%	7.6%	N/A	N/A	N/A
Rate of increase in future compensation	4.7%	4.7%	4.8%	N/A	N/A	N/A

N/A—not applicable

The following assumed health care cost trend rates at June 30 were also used in accounting for postretirement benefits:

	Postretirement benefits 2005	Postretirement benefits 2004
Health care cost trend rate	9.9%-11.1%	10.0%-11.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2013	2013

Assumed health care cost trend rates could have a significant effect on the amounts reported for the postretirement health care plan. The effect of a one percentage point increase and one percentage point decrease in the assumed health care cost trend rate would have the following effects on the results for fiscal 2005:

	Service and interest costs	Benefit obligation
	(in millions)	
One percentage point increase	1	11
One percentage point decrease	(1)	(9)

The following table sets forth the estimated benefit payments for the next five fiscal years, and in aggregate for the five fiscal years thereafter. The expected benefits are estimated based on the same assumptions used to measure the Company's benefit obligation at the end of the year and include benefits attributable to estimated future employee service:

	Expected benefit payments	
	Pension benefits	Postretirement benefits
Fiscal year:		
2006	78	7
2007	80	7
2008	84	8
2009	85	8
2010	88	9
2011-2015	514	48

The Company's investment strategy for its pension plans is to maximize the long-term rate of return on plan assets within an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels. The Company's practice is to conduct a periodic strategic review of its asset allocation. The Company's current broad strategic targets are to have a pension asset portfolio comprising of 63% equity securities, 35% fixed income securities and 2% in real estate. In developing the expected long-term rate of return, the Company considered the pension asset portfolio's past average rate of returns and future return expectations of the various asset classes. At June 30, 2005 and 2004, less than 2% of the total pension asset portfolio is invested in the Company's equity securities. A portion of the other allocation is reserved in short-term cash to provide for expected benefits to be paid in short term. The Company's equity portfolios are managed in such a way as to achieve optimal diversity. The Company's fixed income portfolio is investment grade in the aggregate. The Company does not manage any assets internally, does not have any passive investments in index funds and does not utilize hedging, futures or derivative instruments.

The Company's benefit plan weighted-average asset allocations, by asset category, are as follows:

	Pension benefits	
	2005	2004
As of June 30,	(in millions)	
Asset Category:		
Equity securities	60%	61%
Debt securities	29%	25%
Real estate	2%	3%
Other	9%	11%
Total	100%	100%

The Company contributes to multi-employer plans that provide pension and health and welfare benefits to certain employees under collective bargaining agreements. The contributions to these plans were $75 million, $68 million, and $62 million for the years ended June 30, 2005, 2004, and 2003, respectively. In addition, the Company has defined contribution plans for the benefit of substantially all employees meeting certain eligibility requirements. Employer contributions to such plans were $76 million, $60 million, and $49 million for the years ended June 30, 2005, 2004 and 2003, respectively.

The Company does not expect mandatory pension funding requirements to be significant in fiscal 2006. However, the Company does expect to continue making discretionary contributions to the plans during fiscal 2006.

> Note 16 Other, Net

The following table sets forth the components of Other, net included in the accompanying consolidated statements of operations:

For the years ended June 30,	Footnote reference	2005	2004	2003
			(in millions)	
Loss on sale of RPP	3	$ (85)	$ —	$ —
Loss on sale of Sky Multi-Country Partners	5	(55)	—	—
Gain on sale of Rogers Sportsnet	5	39		
Gain on sale of Sky PerfecTV!	5	—	105	—
Monarchy dividend[a]		—	52	—
Gain on sale of Radio 538		—	—	51
Early extinguishment of debt[b]		—	(13)	(46)
World Trade Center insurance settlement		—	26	—
Investment impairments[c]		(10)	—	(98)
Change in fair value of Exchangeable securities[d]		246	18	(14)
Gain on repurchase of TOPrS, net[e]		—	—	78
Other		43	(2)	20
Total Other, net		$178	$186	$ (9)

(a) During fiscal 2004, the Company received a special dividend from Monarchy Enterprises Holdings B.V., a cost based investment. The portion of the dividend representing a distribution of the Company's share of cumulative earnings of the investee of $52 million is reflected as Other, net while the balance was a return of capital.

(b) During fiscal 2004, the loss recognized relates to the redemption of the 6.703% MOPPRS. This loss was recognized in accordance with SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections."
During fiscal 2003, the Company recognized an aggregate loss of approximately $46 million on the early extinguishments of debt obligations. In March 2003, the Company purchased approximately 74% of its outstanding $500 million aggregate principal 8.5% Senior Notes due February 2005 at a premium, plus accrued interest. The Company recognized a loss of approximately $45 million on the early redemption of the 8.5% Senior Notes. The balance of the loss relates to the redemption of the remaining portion of the 10.125% Senior Debentures due in October 2012 not redeemed in fiscal 2002.

(c) The Company continually monitors its investments to assess their realizability. Where an "other than temporary" impairment is deemed to have occurred an impairment charge is recorded in the relevant period to adjust the carrying value of the investment to estimated fair value. During fiscal 2003, the Company recorded a $92 million write-down of its cost-based investment in Knowledge Enterprises (See Note 5 Investments).

(d) The Company has certain outstanding exchangeable debt securities which contain embedded derivatives. Pursuant to SFAS No. 133, these embedded derivatives are not designated as hedges and, as such, changes in their fair value are recognized in Other, net.

(e) In March 2003, 8,247,953 TOPrS were redeemed by the Company using proceeds from the issuance of BUCS. The Company recognized a loss of approximately $37 million on early redemption of the TOPrS and recognized a gain of approximately $115 million on the retirement of the related Warrants.

> Note 17 Gain on Sale of Subsidiary/Affiliate Shares

FEG

In November 2002, FEG sold 50 million shares of its Class A common stock in a public offering. The net proceeds received by FEG were approximately $1.2 billion and were used to repay intercompany indebtedness to the Company and its affiliates. This offering reduced the Company's equity ownership and voting percentage in FEG from 85% and 98% to 81% and 97%, respectively, and increased minority interest in subsidiaries. In accordance with SAB No. 51, the Company recognized a gain of approximately $71 million in connection with this transaction in Gain on sale of subsidiary/affiliate shares in the accompanying consolidated statements of operations for the year ended June 30, 2003. This gain was limited because the Company's ownership interest in FEG increased since the time of FEG's initial public offering in fiscal year 1999.

BSkyB

In November 2002, BSkyB issued 43.2 million new shares as consideration related to its purchase of an interest in British Interactive Broadcasting Holdings Limited. In accordance with SAB No. 51, the Company recognized a gain of approximately $92 million in connection with this transaction in Gain on sale of subsidiary/affiliate shares in the accompanying consolidated statements of operations for the year ended June 30, 2003. As a result of this transaction, the Company's ownership in BSkyB was diluted to 35%.

> Note 18 Income Taxes

Income before income tax expense was attributable to the following jurisdictions:

For the years ended June 30,	2005	2004	2003
		(in millions)	
United States (including exports)	$2,896	$1,995	$ 782
Foreign	665	760	884
Income before income tax expense	$3,561	$2,755	$1,666

Significant components of the Company's provisions for income taxes were as follows:

For the years ended June 30,	2005	2004	2003
		(in millions)	
Current:			
United States			
Federal	$ 51	$ —	$ —
State & local	45	38	16
Foreign	179	401	278
Total current	$ 275	$ 439	$294
Deferred	$ 945	$ 575	$335
Total provision for income taxes	$1,220	$1,014	$629

The reconciliation of income tax attributable to continuing operations computed at the statutory rate to income tax expense is:

For the years ended June 30,	2005	2004	2003
US federal income tax rate	35%	35%	35%
State and local taxes	1	1	1
Effect of foreign taxes	1	—	1
Gain for which no expense was recognized	—	1	6
Permanent basis difference on sale of investment	—	(5)	—
Resolution of tax matters	(3)	—	—
Change in valuation allowance	(1)	8	—
Other permanent differences	1	(3)	(5)
Effective tax rate	34%	37%	38%

The following is a summary of the components of the deferred tax accounts:

As of June 30,	2005	2004
	(in millions)	
Deferred tax assets:		
Net operating loss carryforwards	$ 971	$ 1,523
Capital loss carryforwards	508	549
Total deferred tax assets	1,479	2,072
Deferred tax liabilities, net:		
Accrued Liabilities	316	325
Amortization and basis difference	(4,133)	(3,270)
Revenue recognition	(187)	(201)
Sports rights contracts	(118)	(124)
Other	(695)	(360)
Total deferred tax liabilities	(4,817)	(3,630)
Net deferred tax liabilities before valuation allowance	(3,338)	(1,558)
Less: valuation allowance	(1,324)	(1,541)
Net deferred tax liabilities	$(4,662)	$(3,099)

At June 30, 2005 and 2004, the Company had net current deferred tax assets of $155 million and $521 million, respectively, and non-current deferred tax liabilities of $4,817 million and $3,620 million, respectively.

At June 30, 2005, the Company had approximately $3.3 billion of net operating and $1.6 billion of capital loss carryforwards available to offset future taxable income. The majority of these net operating loss carryforwards, if not utilized to reduce taxable income in future periods, will expire in varying amounts between 2006 and 2023, with a significant portion, approximately $2.1 billion relating to foreign operations, expiring within the next five years, while approximately half of the capital loss carryforwards expire in five years, the remaining capital loss carryforward are in jurisdictions where they do not expire. In assessing the realizability of deferred tax assets, management evaluates a variety of factors in considering whether it is more likely than not that some portion or all of the deferred tax assets will ultimately be realized. Management considers earnings expectations, the existence of taxable temporary differences, tax planning strategies, and the periods in which estimated losses can be utilized. Based upon this analysis, management has concluded that it is more likely than not that the Company will not realize all of the benefits of its deferred tax assets. In particular, this is due to the uncertainty of generating capital gains as well as generating taxable income within the requisite period in various foreign jurisdictions and the uncertainty of fully utilizing the capital losses and NOL's before they expire, through tax planning strategies or reversing taxable temporary differences in the foreseeable future. Accordingly, valuation allowances of $1.3 billion and $1.5 billion have been established to reflect the expected realization of the deferred tax assets as to June 30, 2005 and 2004, respectively. The net decrease in the valuation allowance during fiscal 2005 of $217 million was primarily due to the expiration of NOLs in a foreign jurisdiction in which the NOLs had full valuation allowances.

The Company has not provided for possible U.S. taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely. Calculation of the unrecognized deferred tax liability for temporary differences related to these earnings is not practicable. Undistributed earnings of foreign subsidiaries considered to be indefinitely reinvested amounted to approximately $4.7 billion at June 30, 2005. (See Note 2 Summary of Significant Accounting Policies)

> Note 19 **Segment Information**

The Company is a diversified entertainment company, which manages and reports its businesses in eight segments:

- **Filmed Entertainment,** which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media worldwide, and the production of original television programming in the United States and Canada.
- **Television**, which principally consists of the operation of 35 full power broadcast television stations, including nine duopolies, in the United States (of these stations, 25 are affiliated with the FOX network, nine with the UPN network and one is an independent station); the broadcasting of network programming in the United States; and the development, production and broadcasting of television programming in Asia.
- **Cable Network Programming**, which principally consists of the production and licensing of programming distributed through cable television systems and DBS operators in the United States.
- **Direct Broadcast Satellite Television**, which principally consists of the distribution of premium programming services via satellite directly to subscribers in Italy.
- **Magazines and Inserts**, which principally consists of the publication of free standing inserts, which are promotional booklets containing consumer offers distributed through insertion in local Sunday newspapers in the United States, and providing in-store marketing products and services, primarily to consumer packaged goods manufacturers in the United States and Canada.
- **Newspapers**, which principally consists of the publication of four national newspapers in the UK, the publication of more than 110 newspapers in Australia, and the publication of a mass circulation, metropolitan morning newspaper in the United States.
- **Book Publishing**, which principally consists of the publication of English language books throughout the world.
- **Other**, which includes NDS, a Company engaged in the business of supplying digital technology and services, enabling and supporting digital pay-television platform operators and content providers and Global Cricket Corporation, which has the exclusive rights to broadcast the Cricket World Cup and other related International Cricket Council cricket events through 2007.

The Company's operating segments have been determined in accordance with the Company's internal management structure, which is organized based on operating activities. The Company evaluates performance based upon several factors, of which the primary financial measures are segment operating income (loss) and Operating income (loss) before depreciation and amortization.

Operating income (loss) before depreciation and amortization, defined as operating income (loss) plus depreciation and amortization and the amortization of cable distribution investments, eliminates the variable effect across all business segments of non-cash depreciation and amortization. Depreciation and amortization expense includes the depreciation of property and equipment, as well as amortization of finite-lived intangible assets. Amortization of cable distribution investments represents a reduction against revenues over the term of a carriage arrangement and as such it is excluded from Operating income (loss) before depreciation and amortization. Operating income (loss) before depreciation and amortization is a non-GAAP measure and it should be considered in addition to, not as a substitute for, operating income (loss), net income (loss), cash flow and other measures of financial performance reported in accordance with GAAP. Operating income (loss) before depreciation and amortization does not reflect cash available to fund requirements, and the items excluded from Operating income (loss) before depreciation and amortization, such as depreciation and amortization, are significant components in assessing the Company's financial performance.

Management believes that Operating income (loss) before depreciation and amortization is an appropriate measure for evaluating the operating performance of the Company's business segments. Operating income (loss) before depreciation and amortization provides management, investors and equity analysts a measure to analyze operating performance of each business segment and enterprise value against historical and competitors' data, although historical results, including Operating income (loss) before depreciation and amortization, may not be indicative of future results (as operating performance is highly contingent on many factors including customer tastes and preferences).

Notes to the Consolidated Financial Statements (continued)

For the years ended June 30,	2005	2004	2003
		(in millions)	
Revenues:			
Filmed Entertainment	$ 5,919	$ 5,187	$ 4,486
Television	5,338	5,027	4,763
Cable Network Programming	2,688	2,409	2,145
Direct Broadcast Satellite Television	2,313	1,665	220
Magazines & Inserts	1,068	979	923
Newspapers	4,083	3,425	2,718
Book Publishing	1,327	1,276	1,162
Other	1,123	834	963
Total revenues	$23,859	$20,802	$17,380
Operating income before depreciation and amortization:			
Filmed Entertainment	$ 1,109	$ 959	$ 716
Television	1,044	1,043	955
Cable Network Programming	858	658	472
Direct Broadcast Satellite Television	(17)	(125)	(56)
Magazines & Inserts	304	276	263
Newspapers	962	722	531
Book Publishing	170	163	136
Other	(101)	(71)	(98)
Total operating income (loss) before depreciation and amortization	4,329	3,625	2,919
Depreciation and amortization	(648)	(565)	(414)
Amortization of cable distribution investments	(117)	(129)	(125)
Total operating income	3,564	2,931	2,380
Interest expense, net	(536)	(532)	(524)
Equity earnings (losses) of affiliates	355	170	(344)
Gain on issuance of subsidiary/affiliate shares	—	—	163
Other, net	178	186	(9)
Income before income tax expense and minority interest in subsidiaries	3,561	2,755	1,666
Income tax expense	(1,220)	(1,014)	(629)
Minority interest in subsidiaries, net of tax	(213)	(208)	(215)
Net income	$ 2,128	$ 1,533	$ 822

Interest expense, net, Equity earnings (losses) of affiliates, Minority interest in subsidiaries, Gain on issuance of subsidiary/affiliate shares, Other, net and Income tax expense are not allocated to segments, as they are not under the control of segment management.

Intersegment revenues generated primarily by the Filmed Entertainment segment of approximately $789 million, $777 million and $657 million for the years ended June 30, 2005, 2004, and 2003 respectively, have been eliminated within the Filmed Entertainment segment. Intersegment operating profit (losses) generated primarily by the Filmed Entertainment segment of approximately $(3) million, $27 million, and $(3) million for the years ended June 30, 2005, 2004 and 2003, respectively, have been eliminated within the Filmed Entertainment segment.

Notes to the Consolidated Financial Statements (continued)

For the year ended June 30, 2005	Operating income (loss) before depreciation and amortization	Depreciation and amortization	Amortization of cable distribution investments	Operating income (loss)
	(in millions)			
Filmed Entertainment	$1,109	$ (51)	$ –	$1,058
Television	1,044	(92)	–	952
Cable Network Programming	858	(39)	(117)	702
Direct Broadcast Satellite Television	(17)	(156)	–	(173)
Magazines & Inserts	304	(6)	–	298
Newspapers	962	(222)	–	740
Book Publishing	170	(6)	–	164
Other	(101)	(76)	–	(177)
Total	$4,329	$(648)	$(117)	$3,564

For the year ended June 30, 2004	Operating income (loss) before depreciation and amortization	Depreciation and amortization	Amortization of cable distribution investments	Operating income (loss)
	(in millions)			
Filmed Entertainment	$ 959	$ (54)	$ –	$ 905
Television	1,043	(93)	–	950
Cable Network Programming	658	(41)	(129)	488
Direct Broadcast Satellite Television	(125)	(152)	–	(277)
Magazines & Inserts	276	(5)	–	271
Newspapers	722	(157)	–	565
Book Publishing	163	(6)	–	157
Other	(71)	(57)	–	(128)
Total	$3,625	$(565)	$(129)	$2,931

For the year ended June 30, 2003	Operating income (loss) before depreciation and amortization	Depreciation and amortization	Amortization of cable distribution investments	Operating income (loss)
	(in millions)			
Filmed Entertainment	$ 716	$ (55)	$ –	$ 661
Television	955	(96)	–	859
Cable Network Programming	472	(47)	(125)	300
Direct Broadcast Satellite Television	(56)	(25)	–	(81)
Magazines & Inserts	263	(6)	–	257
Newspapers	531	(130)	–	401
Book Publishing	136	(5)	–	131
Other	(98)	(50)	–	(148)
Total	$2,919	$(414)	$(125)	$2,380

Notes to the Consolidated Financial Statements (continued)

For the years ended June 30,	2005	2004	2003
	(in millions)		
Depreciation and amortization			
Filmed Entertainment	$ 51	$ 54	$ 55
Television	92	93	96
Cable Network Programming	39	41	47
Direct Broadcast Satellite Television	156	152	25
Magazines & Inserts	6	5	6
Newspapers	222	157	130
Book Publishing	6	6	5
Other	76	57	50
Total depreciation and amortization	$648	$565	$414
Capital expenditures:			
Filmed Entertainment	$ 53	$ 29	$ 61
Television	119	84	88
Cable Network Programming	32	25	46
Direct Broadcast Satellite Television	324	86	18
Magazines & Inserts	4	6	2
Newspapers	293	72	99
Book Publishing	10	8	5
Other	66	51	47
Total capital expenditures	$901	$361	$366

As of June 30,	2005	2004
	(in millions)	
Total assets:		
Filmed Entertainment	$ 4,413	$ 4,408
Television	13,950	14,268
Cable Network Programming	5,890	4,795
Direct Broadcast Satellite Television	1,862	2,232
Magazines & Inserts	1,253	1,209
Newspapers	5,195	4,038
Book Publishing	1,382	1,362
Other(1)	10,479	5,117
Investments	10,268	10,914
Total assets	$54,692	$48,343
Goodwill and Intangible assets, net:		
Filmed Entertainment	$ 249	$ 246
Television	11,567	11,562
Cable Network Programming	3,754	2,774
Direct Broadcast Satellite Television	537	685
Magazines & Inserts	1,002	1,000
Newspapers	1,724	488
Book Publishing	501	501
Other(1)	4,127	895
Total goodwill and intangibles, net	$23,461	$18,151

(1) See Note 3 – Acquisitions and Disposals

Geographic Segments

For the years ended June 30,	2005	2004	2003
	(in millions)		
Revenues:			
United States and Canada[1]	$12,884	$12,022	$11,150
Europe[2]	7,511	6,015	3,846
Australasia and Other[3]	3,464	2,765	2,384
Total revenues	$23,859	$20,802	$17,380

(1) Revenues include approximately $12.5 billion, $11.7 billion and $10.9 billion from customers in the United States in fiscal 2005, 2004 and 2003, respectively.

(2) Revenues include approximately $3.3 billion, $3.0 billion and $2.4 billion from customers in the United Kingdom in fiscal 2005, 2004 and 2003, respectively, as well as approximately $2.5 billion, $1.8 billion and $0.3 billion from customers in Italy in fiscal 2005, 2004 and 2003, respectively.

(3) Revenues include approximately $2.1 billion, $1.6 billion and $1.1 billion from customers in Australia in fiscal 2005, 2004 and 2003, respectively.

As of June 30,	2005	2004
	(in millions)	
Long-Lived Assets:		
United States and Canada	$33,764	$30,683
Europe	3,381	3,407
Australasia and Other	4,768	3,254
Total long-lived assets	$41,913	$37,344

There is no material reliance on any single customer. Revenues are attributed to countries based on location of customers. Australasia comprises Australia, Asia, Fiji, Papua New Guinea and New Zealand.

> Note 20 Earnings Per Share

Earnings per share ("EPS") is computed individually for the Class A and Class B shares. Net income is apportioned to both Class A shareholders and Class B shareholders on the ratio of 1.2 to 1, respectively, in accordance with the rights of the shareholders as described in the Company's Certificate of Incorporation. In order to give effect to this apportionment when determining EPS, the weighted average Class A share is increased by 20% (the "Adjusted Class") and is then compared to the sum of the weighted average Class B shares and the weighted average Adjusted Class. The resulting percentage is then applied to the Net income to determine the apportionment for the Class A shareholders with the balance attributable to the Class B shareholders.

EPS has been presented in the two-class presentation, as the Class B shares participate in dividends with the Class A shares. The following table sets forth the computation of basic and diluted earnings per share under SFAS No. 128, "Earnings per Share":

For the years ended June 30,	2005	2004	2003
	(in millions)		
Net income	$2,128	$1,533	$822
Perpetual preference dividends[a]	(10)	(27)	(27)
Net income available to shareholders - basic	2,118	1,506	795
Interest on convertible debt	20	19	—
Net income available to shareholders - diluted	$2,138	$1,525	$795

(a) In November 2004, the Company redeemed the adjustable rate cumulative perpetual preference shares and the guaranteed 8.625% perpetual preference shares for $345 million at par.

Notes to the Consolidated Financial Statements (continued)

	2005			2004			2003		
	Class A	Class B	Total	Class A	Class B	Total	Class A	Class B	Total
	(in millions, except % and per share data)								
Allocation percent - basic	70%	30%	100%	68%	32%	100%	66%	34%	100%
Allocation of income - basic:									
Net income available to shareholders	$1,484	$ 634	$2,118	$1,027	$ 479	$1,506	$ 523	$ 272	$ 795
Allocation percent - diluted	71%	29%	100%	69%	31%	100%	66%	34%	100%
Allocation of income - diluted:									
Net income available to shareholders	$1,513	$ 625	$2,138	$1,051	$ 474	$1,525	$ 525	$ 270	$ 795
Weighted average shares - basic	1,992	1,021	3,013	1,756	983	2,739	1,576	982	2,558
Weighted average shares - diluted(b)	2,061	1,021	3,082	1,815	983	2,798	1,591	982	2,573
Earnings per Share:									
Net income available to shareholders - basic	$ 0.74	$ 0.62		$ 0.58	$0.49		$ 0.33	$0.28	
Net income available to shareholders - diluted	$ 0.73	$ 0.61		$ 0.58	$0.48		$ 0.33	$0.28	

(b) Diluted EPS for 2003 excludes approximately 36.8 million potential common shares related to our LYONs because the assumed issuance of such potential common shares is antidilutive.

> Note 21 Quarterly Data (Unaudited)

For the three months ended	September 30,	December 31,	March 31,	June 30,
	(in millions, except per share amounts)			
Fiscal 2005				
Revenues	$5,146	$6,562	$6,043	$6,108
Operating income	766	954	889	955
Net income	625	386	400	717
Basic earnings per share				
Class A	$ 0.23	$ 0.14	$ 0.14	$ 0.23
Class B	$ 0.19	$ 0.12	$ 0.12	$ 0.19
Diluted earnings per share				
Class A	$ 0.22	$ 0.14	$ 0.14	$ 0.23
Class B	$ 0.19	$ 0.11	$ 0.12	$ 0.19
Stock prices[(a)]				
Class A - High	$16.51	$18.65	$18.73	$17.15
Class A - Low	$14.50	$15.14	$16.40	$15.19
Class B - High	$17.84	$19.03	$19.22	$17.86
Class B - Low	$15.38	$15.58	$17.00	$15.85
Fiscal 2004				
Revenues	$4,615	$5,553	$5,164	$5,470
Operating income	672	770	815	674
Net income	455	215	434	429
Basic earnings per share				
Class A	$ 0.19	$ 0.08	$ 0.16	$ 0.16
Class B	$ 0.16	$ 0.07	$ 0.13	$ 0.13
Diluted earnings per share				
Class A	$ 0.18	$ 0.08	$ 0.16	$ 0.15
Class B	$ 0.15	$ 0.07	$ 0.13	$ 0.13
Stock prices[(a)]				
Class A - High	$14.92	$15.51	$17.05	$18.05
Class A - Low	$12.53	$13.80	$15.08	$16.12
Class B - High	$17.60	$18.80	$19.74	$19.25
Class B - Low	$14.94	$16.60	$17.23	$17.55

(a) The stock prices reflect the reported high and low closing sales prices for the Company's Class A Common Stock and Class B Common Stock, as reported on the New York Stock Exchange ("NYSE"). High and low closing sales prices for the Company's Class A Common Stock and Class B Common Stock for periods prior to November 3, 2004 have been adjusted to reflect the impact of the consummation of the Reorganization. Prior to November 3, 2004, TNCL Ordinary Shares and TNCL Preferred Shares were listed on the Australian Stock Exchange, the London Stock Exchange and the New Zealand Stock Exchange and TNCL American Depositary Receipts, each representing four TNCL Ordinary Shares or TNCL Preferred Shares, were listed on the NYSE.

> Note 22 Valuation and Qualifying Accounts

	Balance at beginning of year	Additions	Acquisitions and disposals	Utilization	Foreign exchange	Balance at end of year
			(in millions)			
Fiscal 2005						
Allowances for returns and doubtful accounts	$(1,017)	$(1,309)	$ (6)	$1,148	$ 6	$(1,178)
Deferred tax valuation allowance	(1,541)	(7)	—	224	—	(1,324)
Fiscal 2004						
Allowances for returns and doubtful accounts	(924)	(874)	19	790	(28)	(1,017)
Deferred tax valuation allowance	(463)	(230)	(866)	18	—	(1,541)
Fiscal 2003						
Allowances for returns and doubtful accounts	(469)	(740)	(312)	604	(7)	(924)
Deferred tax valuation allowance	(467)	—	—	4	—	(463)

(1) Represents the expiration of NOLs (See Note 18 Income Taxes)

> Note 23 Additional Financial Information

Supplemental Cash Flow Information

For the years ended June 30,	2005	2004	2003
		(in millions)	
Supplemental cash flows information:			
Cash paid for income taxes	$ 455	$ 467	$ 250
Cash paid for interest	671	614	652
Shares issued in lieu of cash dividend payments	35	63	48
Supplemental information on businesses acquired:			
Fair value of assets acquired	6,253	7,013	2,340
Cash acquired	162	11	484
Less: Liabilities assumed	1,371	10	1,915
Assets exchanged	1,191	—	—
Minority interest acquired	(3,483)	—	—
Cash paid	232	3,286	909
Fair value of stock consideration issued to third parties	7,104	3,728	—
Treasury stock acquired	13,548	—	—
Fair value of stock consideration	$20,652	$3,728	$ —

> Note 24 Subsequent Events

In July 2005, the Company sold its entire cost investment in China Netcom Group Corporation ("China Netcom"). The Company's 77 million shares of China Netcom were sold for total consideration of approximately $110 million. The Company expects to recognize a gain of approximately $50 million on this sale in the first quarter of fiscal year 2006.

In July 2005, the Company announced that it signed a definitive agreement to acquire Intermix Media, Inc. ("Intermix") for approximately $580 million in cash, or the equivalent of $12 per common share. In a separate transaction, the Company agreed to loan approximately $70 million to Intermix, which may be used by Intermix to exercise its option to acquire the 47% of MySpace.com that it does not already own. Both MySpace.com and Intermix's websites will become part of News Corporation's newly formed Fox Interactive Media unit. This transaction is expected to close in the second quarter of fiscal 2006 and is subject to certain customary conditions including the approval of the Intermix common and preferred stockholders.

In August 2005, the Company announced that it had signed a definitive agreement to acquire Scout Media, Inc., the parent company of Scout.com, the country's leading independent online sports network, and Scout Publishing, producer of widely read local sports magazines in the U.S., for approximately $60 million.

In August 2005, the Company announced that the Board of Directors determined to extend the expiration date of the Rights Plan for an additional two-year period (See Note 11 Shareholders' Equity).

Under the terms of the Kayarem Share Exchange Agreement (the "KSEA") and the Cruden Share Exchange Agreement (the "CSEA and together with the KSEA, the "Exchange Agreements") related to the Company's reincorporation to the United States (See Note 3 Acquisitions and Disposals), the Company and News Australia Holdings Pty Ltd (formerly known as Carlholt Pty Limited), acquired 100% of the entities formerly held by the Harris Trust, which indirectly held shares of TNCL. In exchange for these entities, the Harris Trust received shares of Class A Common Stock and Class B Common Stock. The amounts paid under the terms of the Exchange Agreements were calculated using agreed estimates. The Exchange Agreements provided that any differences between the estimated and actual amounts would be reconciled after the completion of the Company's reincorporation to the United States with an adjustment in the event that the calculation of the actual amount to the Harris Trust differed from the estimated amount provided in the Exchange Agreements (the "Adjustment Amounts").

The Adjustments Amounts owed to the Harris Trust under the KSEA is an additional amount of approximately $33 million. The Company and the parties to the KSEA executed an agreement in relation to the Adjustment Amounts under the KSEA under which the Company will, subject to stockholder approval, issue shares of Class A Common Stock of equivalent value to the Adjustment Amounts. The number of shares of Class A Common Stock to be issued to settle the Adjustment Amounts under the KSEA will be calculated by dividing the Adjustment Amounts by the NYSE closing price of the Class A Common Stock on the trading day prior to the payment date, which is defined as two trading days after all required approvals are obtained. While the Company believes that these are the final adjustments, if it is later determined that any additional adjustment is required, the parties to the Exchange Agreements agree to make the appropriate reconciling payments to one another.

> Note 25 Supplemental Guarantor Information

On June 27, 2003, NAI, a subsidiary of the Company, entered into a $1.75 billion Five Year Credit Agreement (the "Credit Agreement") with Citibank N.A., as administrative agent, JP Morgan Chase Bank, as syndication agent, and the lenders named therein. News Corporation, News Australia Holdings Pty Limited, FEG Holdings, Inc., Fox Entertainment Group, Inc., News America Marketing FSI, L.L.C., and News Publishing Australia Limited are guarantors (the "Guarantors") under the Credit Agreement.

The Credit Agreement provides a $1.75 billion revolving credit facility with a sub-limit of $600 million available for the issuance of letters of credit, and expires on June 30, 2008. Borrowings are in U.S. dollars only, while letters of credit are issuable in U.S. dollars or Euros. The significant terms of the agreement include the requirement that the Company maintain specific gearing and interest coverage ratios and limitations on secured indebtedness. The Company pays a facility fee of 0.20% regardless of facility usage. The Company pays interest for borrowings and letters of credit at LIBOR plus 0.675%. The Company pays an additional fee of 0.125% if borrowings under the facility exceed 25% of the committed facility. The interest and fees are based on the Company's current debt rating.

The Guarantors presently guarantee the senior public indebtedness of News Corporation's indirect wholly owned subsidiary, NAI. The supplemental condensed consolidating financial information of the Guarantors should be read in conjunction with the unaudited consolidated financial statements included herein.

In accordance with SEC Rules and Regulations, the Company uses the equity method to account for the results of all of the non-guarantor subsidiaries, representing substantially all of the Company's consolidated results of operations, excluding certain intercompany eliminations.

The following condensed consolidating financial statements present the results of operations, financial position and cash flows of NAI, News Corporation, the wholly owned and non wholly owned guarantor subsidiaries of News Corporation, the wholly owned and non wholly owned non-guarantor subsidiaries of News Corporation and the eliminations and reclassifications necessary to arrive at the information for the Company on a consolidated basis.

Supplemental Condensed Consolidating Statement of Operations

For the year ended June 30, 2005	News America Incorporated	News Corporation	Guarantor	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(US$ in millions)			
Revenues	4	—	659	23,196	—	23,859
Expenses	261	—	477	19,557	—	20,295
Operating (loss) income	(257)	—	182	3,639	—	3,564
Other (Expense) Income:						
Interest expense, net	(1,880)	—	550	794	—	(536)
Equity earnings (losses) of affiliates	—	—	5	350	—	355
Earnings (losses) from subsidiary entities	3,191	2,128	2,807	—	(8,126)	—
Other, net	319	—	(162)	21	—	178
Income (loss) before income tax expense and minority interest in subsidiaries	1,373	2,128	3,382	4,804	(8,126)	3,561
Income tax (expense) benefit	(481)	—	(1,184)	(1,681)	2,126	(1,220)
Minority interest in subsidiaries, net of tax	—	—	(184)	(29)	—	(213)
Net income (loss)	892	2,128	2,014	3,094	(6,000)	2,128

For the year ended June 30, 2004	News America Incorporated	News Corporation	Guarantor	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(US$ in millions)			
Revenues	4	—	642	20,156	—	20,802
Expenses	197	—	492	17,182	—	17,871
Operating (loss) income	(193)	—	150	2,974	—	2,931
Other (Expense) Income:						
Interest expense, net	(2,637)	1,539	608	(42)	—	(532)
Equity earnings (losses) of affiliates	—	—	(22)	192	—	170
Earnings (losses) from subsidiary entities	3,995	(6)	3,076	1,231	(8,296)	—
Other, net	44	—	(180)	322	—	186
Income (loss) before income tax expense and minority interest in subsidiaries	1,209	1,533	3,632	4,677	(8,296)	2,755
Income tax (expense) benefit	(423)	—	(1,271)	(1,637)	2,317	(1,014)
Minority interest in subsidiaries, net of tax	—	—	(196)	(12)	—	(208)
Net income (loss)	786	1,533	2,165	3,028	(5,979)	1,533

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Operations

For the year ended June 30, 2003	News America Incorporated	News Corporation	Guarantor	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(US$ in millions)			
Revenues	5	—	586	16,789	—	17,380
Expenses	177	—	450	14,373	—	15,000
Operating (loss) income	(172)	—	136	2,416	—	2,380
Other (Expense) Income:						
Interest expense, net	(2,253)	2,548	649	(1,468)	—	(524)
Equity earnings (losses) of affiliates	—	—	(318)	(26)	—	(344)
Earnings (losses) from subsidiary entities	2,950	(1,749)	1,589	463	(3,253)	—
Other, net	(40)	23	254	(83)	—	154
Income (loss) before income tax expense and minority interest in subsidiaries	485	822	2,310	1,302	(3,253)	1,666
Income tax (expense) benefit	(183)	—	(907)	(492)	953	(629)
Minority interest in subsidiaries, net of tax	—	—	(184)	(31)	—	(215)
Net income (loss)	302	822	1,219	779	(2,300)	822

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Balance Sheet

As of June 30, 2005	News America Incorporated	News Corporation	Guarantor	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
	(US$ in millions)					
ASSETS:						
Current Assets:						
Cash and cash equivalents	4,234	—	—	2,236	—	6,470
Cash on deposit	—	—	—	—	—	—
Receivables, net	22	—	—	4,331	—	4,353
Inventories, net	—	—	56	1,460	—	1,516
Deferred income taxes	—	—	—	—	155	155
Other	1	—	—	284	—	285
Total Current Assets	4,257	—	56	8,311	155	12,779
Non-current Assets:						
Cash on deposit	—	—	—	—	—	—
Receivables	1	—	—	672	—	673
Inventories, net	—	—	—	2,366	—	2,366
Property, plant and equipment, net	86	—	9	4,251	—	4,346
Intangible assets	132	—	262	12,123	—	12,517
Goodwill	—	—	—	10,944	—	10,944
Other	130	—	—	669	—	799
Investments						
Investments in associated companies and Other investments	109	—	1,245	8,914	—	10,268
Intragroup investments	44,445	75,622	73,917	15,735	(209,719)	—
Total Investments	44,554	75,622	75,162	24,649	(209,719)	10,268
Total Non-current Assets	44,903	75,622	75,433	55,674	(209,719)	41,913
TOTAL ASSETS	49,160	75,622	75,489	63,985	(209,564)	54,692
LIABILITIES AND SHAREHOLDERS' EQUITY:						
Current Liabilities:						
Borrowings	880	—	—	32	—	912
Other current liabilities	316	—	1,246	4,081	94	5,737
Total Current Liabilities	1,196	—	1,246	4,113	94	6,649
Non-current Liabilities:						
Borrowings	9,958	—	—	129	—	10,087
Other non-current liabilities	—	—	1,799	8,361	(1,800)	8,360
Intercompany	15,180	593	(4,987)	(10,786)	—	—
Minority interest in subsidiaries	—	—	121	98	—	219
Shareholders' Equity	22,826	75,029	77,310	62,070	(207,858)	29,377
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	49,160	75,622	75,489	63,985	(209,564)	54,692

See notes to supplemental guarantor information

Notes to the Consolidated Financial Statements (continued)

Supplemental Condensed Consolidating Balance Sheet

As of June 30, 2004	News America Incorporated	News Corporation	Guarantor	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
	(US$ in millions)					
ASSETS:						
Current Assets:						
Cash and cash equivalents	1,972	3	—	2,076	—	4,051
Cash on deposit	287	—	—	—	—	287
Receivables, net	40	—	—	4,174	—	4,214
Inventories, net	—	—	35	1,495	—	1,530
Deferred income taxes	—	—	—	—	521	521
Other	1	—	95	300	—	396
Total Current Assets	2,300	3	130	8,045	521	10,999
Non-current Assets:						
Receivables	10	—	—	756	—	766
Inventories, net	—	—	—	2,669	—	2,669
Property, plant and equipment, net	94	—	1	3,701	—	3,796
Intangible assets	153	—	502	10,343	—	10,998
Goodwill	—	—	150	7,003	—	7,153
Other	140	—	1	907	—	1,048
Investments						
Investments in associated companies and Other investments	125	—	1,226	9,563	—	10,914
Intragroup investments	40,466	26,700	64,824	61,693	(193,683)	—
Total Investments	40,591	26,700	66,050	71,256	(193,683)	10,914
Total Non-current Assets	40,988	26,700	66,704	96,635	(193,683)	37,344
TOTAL ASSETS	43,288	26,703	66,834	104,680	(193,162)	48,343
LIABILITIES AND SHAREHOLDERS' EQUITY:						
Current Liabilities:						
Borrowings	161	—	—	923	—	1,084
Other current liabilities	248	34	807	5,019	(134)	5,974
Total Current Liabilities	409	34	807	5,942	(134)	7,058
Non-current Liabilities:						
Borrowings	8,996	—	—	84	—	9,080
Other non-current liabilities	7	—	2,288	8,185	(2,982)	7,498
Intercompany	26,167	(270)	(7,050)	(18,847)	—	—
Minority interest in subsidiaries	—	—	3,398	434	—	3,832
Shareholders' Equity	7,709	26,939	67,391	108,882	(190,046)	20,875
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	43,288	26,703	66,834	104,680	(193,162)	48,343

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Cash Flows

For the year ended June 30, 2005	News America Incorporated	News Corporation	Guarantor	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(US$ in millions)			
Operating activities:						
Net cash provided by (used in) operating activities	519	673	(79)	2,258	—	3,371
Investing and other activities:						
Property, plant and equipment	(4)	—	(8)	(889)	—	(901)
Investments	(136)	—	(14)	(52)	—	(202)
Proceeds from sale of investments, non-current assets and business disposals	14	—	98	688	—	800
Net cash provided by (used in) investing activities	(126)	—	76	(253)	—	(303)
Financing activities:						
Issuance of debt	1,743	—	—	98	—	1,841
Repayment of debt	(149)	—	—	(1,961)	—	(2,110)
Cash on deposit	275	—	—	—	—	275
Issuance of shares	—	76	—	12	—	88
Repurchase of shares	—	(535)	—	—	—	(535)
Dividends paid	—	(214)	—	(26)	—	(240)
Net cash provided by (used in) financing activities	1,869	(673)	—	(1,877)	—	(681)
Net increase (decrease) in cash and cash equivalents	2,262	—	(3)	128	—	2,387
Cash and cash equivalents, beginning of year	1,972	—	3	2,076	—	4,051
Exchange movement on opening cash balance	—	—	—	32	—	32
Cash and cash equivalents, end of year	4,234	—	—	2,236	—	6,470

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Cash Flows

For the year ended June 30, 2004	News America Incorporated	News Corporation	Guarantor	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(US$ in millions)			
Operating activities:						
Net cash (used in) provided by operating activities	(2,285)	157	20	4,503	—	2,395
Investing and other activities:						
Property, plant and equipment	(3)	—	—	(358)	—	(361)
Investments	(14)	—	(18)	(3,498)	—	(3,530)
Proceeds from sale of investments, non-current assets and business disposals	107	—	—	762	—	869
Net cash provided by (used in) investing activities	90	—	(18)	(3,094)	—	(3,022)
Financing activities:						
Issuance of debt	—	—	—	548	—	548
Repayment of debt	(192)	—	—	(751)	—	(943)
Cash on deposit	162	—	—	—	—	162
Issuance of shares	574	8	(2)	—	—	580
Dividends paid	—	(168)	—	(34)	—	(202)
Net cash provided by (used in) financing activities	544	(160)	(2)	(237)	—	145
Net (decrease) increase in cash and cash equivalents	(1,651)	(3)	—	1,172	—	(482)
Cash and cash equivalents, beginning of year	3,622	6	—	849	—	4,477
Exchange movement on opening cash balance	1	—	—	55	—	56
Cash and cash equivalents, end of year	1,972	3	—	2,076	—	4,051

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Cash Flows

For the year ended June 30, 2003	News America Incorporated	News Corporation	Guarantor	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(US$ in millions)			
Operating activities:						
Net cash provided by (used in) operating activities	2,322	–	(1,421)	585	147	1,633
Investing and other activities:						
Property, plant and equipment	(11)	–	–	(355)	–	(366)
Investments	(9)	–	(343)	(698)	–	(1,050)
Repayment of loan by an associate	–	–	–	96	–	96
Proceeds from sale of investments, non-current assets and business disposals	27	–	–	84	–	111
Net cash provided by (used in) investing activities	7	–	(343)	(873)	–	(1,209)
Financing activities:						
Issuance of debt	–	–	–	2,105	–	2,105
Repayment of debt	(514)	–	–	(1,924)	–	(2,438)
Cash on Deposit	(463)	–	–	–	–	(463)
Funding from related entities	–	147	–	–	(147)	–
Issuance of shares	60	1	1,211	7	–	1,279
Dividends paid	–	(147)	–	(34)	–	(181)
Net cash (used in) provided by financing activities	(917)	1	1,211	154	(147)	302
Net increase (decrease) in cash and cash equivalents	1,412	1	(553)	(134)	–	726
Cash and cash equivalents, beginning of year	2,211	4	476	883	–	3,574
Exchange movement on opening cash balance	(1)	1	77	100	–	177
Cash and cash equivalents, end of year	3,622	6	–	849	–	4,477

See notes to supplemental guarantor information

Notes to Supplemental Guarantor Information

(1) Guarantors consist of the Company and the following subsidiaries:

Subsidiaries	Jurisdiction of Incorporation	Principal Business
News Australia Holdings Pty Ltd	Australia	Wholly owned subsidiary of News Corporation, which holds all of the stock of News Holdings Limited (formerly known as The News Corporation Limited).
News Publishing Australia Limited	Delaware, USA	U.S. holding company, which owns 100% of NAI.
FEG Holdings, Inc.	Delaware, USA	Wholly owned subsidiary of NAI.
News America Marketing FSI, L.L.C.	Delaware, USA	Publishes free-standing inserts.
Fox Entertainment Group, Inc.	Delaware, USA	Wholly owned subsidiary of News Corporation, principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting, and cable network programming.

(2) Investments in the Company's subsidiaries, for purposes of the supplemental consolidating presentation, are accounted for by their parent companies under the equity method of accounting whereby earnings of subsidiaries are reflected in the parent company's investment account and earnings.

(3) The guarantees of NAI's senior public indebtedness constitute senior indebtedness of each of the guarantors thereto, including the Company, and rank pari passu with all present and future senior indebtedness of such guarantors. Because the factual basis underlying the obligations created pursuant to the various facilities and other obligations constituting senior indebtedness of the Company and the guarantors of NAI's senior public indebtedness, including the Company differ, it is not possible to predict how a court in bankruptcy would accord priorities among the obligations of the Company and its subsidiaries.

ASX Corporate Governance Recommendations ("Recommendations")

Details of News Corporation's corporate governance procedures are described in News Corporation's Proxy Statement for its 2005 Annual Meeting of Stockholders under the heading "Corporate Governance Matters". News Corporation has followed the Recommendations during the reporting period, except for the following departures. From October 2004, seven of the 14 members of the Board of Directors were independent directors, as a result of the retirement of Mr. Geoffrey Bible. News Corporation expects to appoint one additional independent director. The number of independent directors from October 2004 departs from Recommendation 2.1. Mr. K. Rupert Murdoch serves as the Chairman and Chief Executive Officer of News Corporation. The Board of Directors has taken the view that it is the best interests of News Corporation and its stockholders that Mr. K. Rupert Murdoch serve in such capacity. This view departs from Recommendations 2.2 and 2.3.

Information on News Corporation's Common Stock

For a list of the beneficial ownership of both Class A common stock and Class B common stock of News Corporation as of August 15, 2005 for the following: (i) each person who is known by News Corporation to own beneficially more than 5% of the outstanding shares of Class B common stock; (ii) each member of the Board of Directors; (iii) each Named Executive Officer (as defined in Item 402(a)(3) of Regulation S-K) of News Corporation; and (iv) all Directors and executive officers of News Corporation as a group, please refer to News Corporation's Proxy Statement for its Annual Meeting of Stockholders under the heading "Security Ownership of News Corporation".

As of August 23, 2005, there were approximately 1,942 holders of record of News Corporation's Class B common stock and 54,805 holders of record of News Corporation's Class A common stock.

Each share of News Corporation Class B common stock entitles the holder to one vote per share on all matters on which stockholders have the right to vote. Each share of News Corporation Class A common stock does not have voting rights. However, holders of shares of News Corporation Class A common stock do have the right to vote, together with holders of shares of News Corporation Class B common stock in limited circumstances which are described in News Corporation's Restated Certificate of Incorporation.

Distribution of shareholding (includes CDIs)

The following information is provided as of August 29, 2005:

	Class B Common Stock	Class A Common Stock
1 — 1,000	46,307	65,250
1,001 — 5,000	11,056	4,587
5,001 — 10,000	1,090	498
10,001 — 100,000	769	456
100,001 — above	139	127

Based on the market price on August 29, 2005, there were approximately 1,936 holders holding less than a marketable parcel of Class B common stock and approximately 38,916 holders holding less than a marketable parcel of Class A common stock.

Top twenty stockholders as at August 29, 2005.

The following information regarding the top twenty stockholders of record is based on information provided by News Corporation's transfer agent as of August 29, 2005.

Class B common stock	
Cede & Co	613,368,746
Nominee Account (c/o Computershare Investor Services)	313,721,701
Chess Depositary Nominees Pty Limited	238,400,276
Liberty NC Inc.	125,013,186
Liberty NC VIII Inc.	19,250,000
Liberty NC VII Inc.	19,250,000
K. Rupert Murdoch 2004 Revocable Trust	10,646,571
Fayez Sarofim	1,085,440
LMC Bay Area Sports Inc.	486,814
Maguire Consolidated Capital LLC	186,200
Simon Jenkins	80,500
Charles Wilson	59,240
Computershare Trust Company of NY as Agent for Unexchanged Holders of Cert News	30,626
David L. Nelson Trust	32,000
Clarence Chang	30,626
Charith Ruvan	30,000
Audrey Christine Cohen	26,160
Ann T. P. Allen-Stevens	25,384
Alfred C. Glassell Jr.	20,000
David Hill	20,000
	1,341,769,514

Class A common stock	
Cede & Co	1,805,157,468
Nominee Account (c/o Computershare Investor Services)	1,739,914,818
Chess Depositary Nominees Pty Limited	155,365,132
Liberty NC IV Inc.	102,426,818
Liberty NC XII Inc.	99,740,260
Liberty NC V Inc.	19,000,000
Herbert J. Seigel	11,000,000
Liberty NC II Inc.	10,000,000
Liberty NC X Inc.	5,500,000
LMC Bay Area Sports Inc.	4,284,225
K. Rupert Murdoch 2004 Revocable Trust	4,012,402
Liberty NC II Inc.	3,831,272
Evan C. Thompson Revocable Trust	2,610,218
Ogier Employee Benefit Trustee Limited	1,765,670
Ogier Employee Benefit Trust Limited	1,090,053
Computershare Trust Company of NY as Agent for Unexchanged Holders of Cert News	924,176
Merrill Lynch Pierce Fenner & Smith Inc.	803,500
Bost & Co. Boston Safe Deposit & Trust Co.	593,178
Fayez Sarofim	542,720
Howard Arvey Trust	235,328
	3,968,797,238

Board of Directors

K. Rupert Murdoch
Chairman and Chief Executive Officer
News Corporation

Peter Barnes
Chairman
Ansell Limited

Chase Carey
President and Chief Executive Officer
The DIRECTV Group, Inc.

Peter Chernin
President and Chief Operating Officer
News Corporation

Kenneth E. Cowley
Chairman
RM Williams Holdings Pty Ltd

David F. DeVoe
Chief Financial Officer
News Corporation

Viet Dinh
Professor of Law
Georgetown University

Roderick I. Eddington
Chief Executive
British Airways

Andrew S.B. Knight
Director
Rothschild Investment Trust C.P.

Lachlan K. Murdoch
Illyria Pty Ltd

Thomas J. Perkins
Partner
Kleiner, Perkins, Caulfield & Byers

Stanley S. Shuman
Managing Director
Allen & Company LLC

Arthur M. Siskind
Senior Advisor to the Chairman
News Corporation

John L. Thornton
Professor and Director of Global Leadership
Tsinghua University of Beijing

Group General Counsel

Lawrence A. Jacobs

Supplemental Information

Secretary
Laura A. O'Leary

Head Office
1211 Avenue of the Americas
New York, NY 10036
Telephone (212) 852 7000

Registered Office
2711 Centerville Road, Suite 400
Wilmington, DE 19808

News Corporation is incorporated in Delaware, and is not subject to Chapters 6, 6A, 6B and 6C of the Corporations Act of Australia dealing with the acquisition of shares. The acquisition of shares in News Corporation is subject to Delaware law and applicable United States securities laws.

Auditors
Ernst & Young

Share Listings
Class A Common Stock
Class B Common Stock
New York Stock Exchange
Australian Stock Exchange Limited
The London Stock Exchange

Share Registers
Computershare Investor Services
Shareholder Communications Department
2 N. LaSalle Street, 3rd Floor
Chicago, IL 60602
Telephone: 1-877-277-9781 (Toll-free)
Telephone: 1-312-360-5343 (Outside the U.S.)
web.queries@computershare.com or
www.computershare.com

Computershare Investor
Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide, S.A.
Australia 5000
Telephone 61 (8) 8236 2300

Computershare Investor Services plc
P.O. Box 82
The Pavilions
Bridgwater Road
Bristol
BS99 7NH
Telephone 44 (870) 702 0002

Requests for Annual Reports
United States:
1211 Avenue of Americas
New York, NY 10036
Telephone 1 (212) 852 7059

Australasia:
2 Holt Street
Sydney, N.S.W. Australia 2010
Telephone 61 (2) 9288 3233

United Kingdom:
1 Virginia Street
London, E98 1XY
Telephone 44 (20) 7782 6000
Fax 44 (20) 7895 9020

Through the Web:
www.newscorp.com/public/ir/index

News Corporation has included as Exhibit 31 to its Annual Report on Form 10-K for fiscal year ended June 30, 2005 filed with the Securities and Exchange Commission certificates of News Corporation's Chief Executive Officer and Chief Financial Officer certifying the quality of the Company's public disclosure. News Corporation's Chief Executive Officer intends to submit to the New York Stock Exchange ("NYSE") a certificate certifying that he is not aware of any violations by News Corporation of the NYSE corporate governance listing standards.

News Corporation Notice of Meeting
A separate Notice of Meeting and Proxy Statement accompany this report.

The interactive version of the News Corporation 2005 Annual Report can be found at: www.newscorp.com


News Corporation